THE **MERCER**
INSURANCE GROUP

2009 Notice of Annual Meeting
and
2008 Annual Report

THE **MERCER**
INSURANCE GROUP

Received SEC

MAR 2 3 2009

Washington, DC 20549

To the Shareholders of Mercer Insurance Group, Inc.,

As I have expressed in my previous letters to you accompanying our Annual Reports, the management of your Company is focused on the long-term health and profitability of the organization. The overall performance, financial position and actions undertaken during 2008 by the Company provide a concise picture of that focus.

The global economic recession, evaporation of the credit markets, natural catastrophes, and a continued competitive insurance marketplace have placed enormous stress on property and casualty insurance companies. Despite these challenges, the Mercer Insurance Group, Inc. is one of the few publicly traded property and casualty companies to report an increase in book value for the year of 2008. This increase in book value is largely attributable to the overriding discipline with which we approach our business. Our disciplined underwriting methods have once again led to a solid underwriting and operational performance. Our disciplined, conservative investment practices, which are centered on protecting the capital needed to support our underwriting operations, helped protect the Company from the massive loss in value that many other companies experienced.

We reported earnings of $1.30 per diluted share in 2008 versus $2.25 per diluted share in 2007. Included in the 2007 results is a non-recurring refund of state premium retaliatory taxes, plus interest, in the after-tax amount of $2.8 million or $0.44 per diluted share. Operating income per diluted share (a non-GAAP financial measure consisting of net earnings per diluted share adjusted to eliminate the effect of after-tax net realized investment gains and losses per diluted share) was $2.03 in 2008 versus $2.25 in 2007, which includes the aforementioned one-time tax refund. Revenue was virtually unchanged in 2008 versus 2007, at $161.5 million and $161.7 million, respectively. After dividend payments of $1.7 million and share repurchases totaling $1.9 million, stockholders' equity was $137.3 million at December 31, 2008 versus $133.4 million at December 31, 2007. Book value per share increased by 3.4% to $22.21 at December 31, 2008.

The 2009 year looks to be very challenging as the recession continues, credit markets remain quiet and insurance competition persists. However, we've taken many steps to prepare for this challenge including pro-active expense management, introduction of new products, and significant progress with our technological plans. We are excited about our ability to compete in this environment and build upon the solid foundation we've created. We will continue to exercise discipline in all aspects of the business and continue our pursuit of a balanced, diverse and profitable book of business.

Once again, thank you for your continued support.

Sincerely,

Andrew R. Speaker

Andrew R. Speaker
President & CEO

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

MERCER INSURANCE GROUP, INC.

PENNINGTON, NEW JERSEY 08534

To Be Held April 15, 2009

Mailed to Security Holders March 18, 2009

Mercer Insurance Group, Inc.

10 North Highway 31
P. O. Box 278
Pennington, New Jersey 08534

March 18, 2009

Dear Fellow Shareholder:

The Annual Meeting of Shareholders of Mercer Insurance Group, Inc. will be held on Wednesday, April 15, 2009, at the Company's headquarters located at 10 North Highway 31, Pennington, New Jersey, at 10:30 a.m. local time.

The matters to be acted upon at the meeting are:

(a) The election of three Class III directors;

(b) The ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2009; and

(c) Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

Please review the enclosed material and sign, date and return the proxy card. Regardless of whether you plan to attend the annual meeting in person, please vote now so that the matters coming before the meeting may be acted upon.

I look forward to seeing you at the annual meeting.

Respectfully yours,

Andrew R. Speaker

Andrew R. Speaker
President and Chief Executive Officer

Mercer Insurance Group, Inc.

10 North Highway 31
P. O. Box 278
Pennington, New Jersey 08534

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 18, 2009

To the Shareholders:

NOTICE IS HEREBY GIVEN that, pursuant to a call of its directors, the Annual Meeting of Shareholders of Mercer Insurance Group, Inc. will be held at the Company's headquarters located at 10 North Highway 31, Pennington, New Jersey, 08534 on Wednesday, April 15, 2009, at 10:30 a.m. local time for the purpose of considering and voting on the following matters:

1. Election of three Class III directors to hold office for terms of three years from the date of election and until their successors shall have been duly elected and qualified (Matter No. 1);

2. The ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2009 (Matter No. 2); and

3. Such other business as may properly come before the meeting or any adjournment thereof.

Only those shareholders of record at the close of business on March 6, 2009, shall be entitled to notice of and to vote at the meeting. A proxy statement, a proxy card and a self-addressed postage prepaid envelope are enclosed. Please complete, sign and date the proxy card and return it promptly in the envelope provided. If you attend the meeting, you may revoke your proxy and vote in person.

This notice, the accompanying proxy statement and form of proxy are sent to you by order of the Board of Directors.

Respectfully yours,

Paul D. Ehrhardt
Corporate Secretary

Pennington, New Jersey
March 18, 2009

Mercer Insurance Group, Inc.

10 North Highway 31
P. O. Box 278
Pennington, New Jersey 08534

PROXY STATEMENT

GENERAL

Introduction

This Proxy Statement and the accompanying Notice of Meeting, proxy card and Annual Report for the year ended December 31, 2008 are being mailed to the shareholders of Mercer Insurance Group, Inc. ("Mercer" or the "Company") on or about March 18, 2009 in connection with the solicitation of proxies by the Board of Directors of Mercer. The proxies will be voted at the Annual Meeting of Shareholders of Mercer to be held on Wednesday, April 15, 2009, at 10:30 a.m. local time at the Company's headquarters located at 10 North Highway 31, Pennington, New Jersey (the "Annual Meeting").

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 15, 2009:

This Notice and Proxy Statement and our 2008 Annual Report to Shareholders, which includes the Annual Report on Form 10-K, may be accessed at http://www.cfpproxy.com/5546,

where it can be viewed or downloaded.

For directions to the location of the meeting, please email

InvestorRelations@mercerins.com

or call the Company's offices at (609) 737-0426.

Solicitation of Proxies

The cost of the solicitation of proxies will be borne by Mercer. In addition to the use of the mail, some directors and officers of Mercer may solicit proxies, without additional compensation, in person, by telephone, telegram, or otherwise. Arrangements may be made by Mercer with banks, brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of shares of record held by them, and Mercer may reimburse them for reasonable expenses they incur in so doing.

Voting Securities

As of the close of business on March 6, 2009 (the "Record Date"), there were outstanding 6,429,767 shares of common stock, no par value (the "Mercer Common Stock"), the only class of capital stock of Mercer outstanding. Holders of record of Mercer Common Stock as of the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Each outstanding share of Mercer Common Stock is entitled to one vote on each matter to be voted upon.

If the enclosed proxy card is appropriately marked, signed and returned in time to be voted at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the instructions marked thereon. Signed proxies not marked to the contrary will be voted "FOR" the election of the nominees for Mercer's Board of Directors, "FOR" the ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2009, and in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual Meeting.

Right of Revocation

A Proxy may be revoked at any time before it has been exercised by filing with the Corporate Secretary of Mercer an instrument of revocation or a duly executed proxy bearing a later date. Any shareholder attending the Annual Meeting also may revoke a previously granted proxy by voting in person at the Annual Meeting.

Quorum

The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast constitutes a quorum for the transaction of business at the Annual Meeting.

Shares Held in "Street Name"

If your shares are held in "street name" by your bank or broker or other intermediary, you will receive voting instructions from your intermediary which you must follow in order for your shares to be voted in accordance with your directions. Many intermediaries permit their clients to vote via the internet or by telephone. Whether or not internet or telephone voting is available, you may vote your shares by returning the voting instruction card which you will receive from your intermediary.

Principal Shareholders

The following table sets forth information regarding persons or entities known to Mercer's management to beneficially own, as of the Record Date, 5% or more of the outstanding shares of Mercer Common Stock.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock
FMR Corp.(1) 82 Devonshire Street Boston, MA 02109	656,100	10.2%
Dimensional Fund Advisors LP(2) 1299 Ocean Avenue Santa Monica, CA 90401	532,834	8.3%
H. Thomas Davis, Jr.(3) 10 North Highway 31 Pennington, NJ 08534	374,609	5.8%
Mercer Insurance Group, Inc.(4) Employee Stock Ownership Plan 10 North Highway 31 Pennington, NJ 08534	615,260	9.6%

(1) As derived from the Schedule 13G filed with the Securities & Exchange Commission on February 14, 2008. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of the common stock outstanding as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(2) As derived from the Schedule 13G filed with the Securities & Exchange Commission on February 9, 2009. Dimensional Fund Advisors LP is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. Dimensional Fund Advisors LP is a Delaware Limited Partnership.

(3) Mr. Davis is a director and retired executive officer of the Company.

(4) Under the Mercer Insurance Group, Inc. Employee Stock Ownership Plan (which we refer to as the "ESOP"), shares are allocated to accounts in the name of the individuals who participate in the ESOP. The voting rights for shares in each individual participant's ESOP account are passed through to that participant. Because participants can vote shares in their ESOP accounts, but cannot sell them at this time, participants in the ESOP have

sole voting power and no dispositive power over shares allocated to their ESOP accounts. As of the December 31, 2008 ESOP year-end, 624,260 shares were held in the ESOP's related trust. Of these 624,260 shares, 373,815 shares are allocated to the accounts of eligible ESOP participants. The remaining 250,445 shares are held in an unallocated account in the ESOP's related trust and will be allocated to eligible ESOP participants in accordance with the terms of the ESOP. The ESOP trustee votes all unallocated shares in its discretion. The number of shares allocated to the account of each named executive officer is disclosed in the footnotes to the beneficial ownership table which appears below under the heading "Security Ownership of Management" and is also included in the total ESOP figure. Because of its role as trustee for the ESOP, Sovereign Bank may also be deemed to have shared dispositive power over the shares held by the ESOP. The ESOP is directed by an administrative committee which serves as its plan administrator. Our Board of Directors appoints the members of the administrative committee, which currently consist of Andrew R. Speaker and David B. Merclean. These individuals are each employees of Mercer and each disclaims beneficial ownership of the shares held by the ESOP, except those shares allocated to his individual ESOP account.

MATTER NO. 1

ELECTION OF MERCER DIRECTORS

General

Under Mercer's Articles of Incorporation, the total number of directors may be determined by a resolution adopted by majority vote of the directors then in office or by resolution of the shareholders at a meeting. The number of directors for 2009 has been set by the Board at nine. Mercer's Board of Directors is divided into three classes with directors serving for three-year terms, with one class of directors being elected at each annual meeting of shareholders.

Director Independence

The Board has determined that each of the following directors is an "independent director," as such term is defined in the Marketplace Rules of the Nasdaq Stock Market LLC ("Nasdaq"), as follows:

George T. Hornyak, Jr.	Samuel J. Malizia
Roland D. Boehm	Richard U. Niedt
William C. Hart	Richard G. Van Noy

Nominees and Continuing Directors

The Board of Directors has fixed the number of directors in Class III at three and has nominated William C. Hart, Richard U. Niedt and Richard G. Van Noy for election as Class III directors, each to hold office for a three-year term which expires at the 2012 Annual Meeting of Shareholders or when his successor is duly elected and has qualified. Messrs. Hart, Niedt and Van Noy are currently directors of Mercer. The remaining directors will continue to serve as Class I and Class II directors whose terms expire in 2010 and 2011, respectively.

Pursuant to Mercer's bylaws directors are elected by a plurality of votes cast, without regard to either: (i) broker non-votes, or (ii) proxies as to which authority to vote for one or more of the nominees being proposed is withheld. The three persons receiving the highest number of votes cast at the Annual Meeting will be elected as Class III directors. Accordingly, abstentions and broker non-votes will not constitute or be counted as votes cast for purposes of the election of directors at the Annual Meeting, but will be counted for purposes of determining the presence of a quorum.

Except as noted above, it is intended that shares represented by proxies will be voted for the nominees listed, each of whom is now a director of Mercer and each of whom has expressed his willingness to serve, or for any substitute nominee or nominees designated by the Mercer Board of Directors in the event any nominee or nominees become unavailable for election. The Mercer Board of Directors has no reason to believe that any of the nominees will not serve if elected.

The following tables set forth as to each of the nominees for election as a Class III director and as to each of the continuing Class I and Class II directors, his age, principal occupation and business experience for the past five years. There are no family relationships between or among any of our nominees, continuing directors or executive officers.

Nominees for Election as Class III Directors — Term Expires in 2012

Name and Principal Occupation During Past Five Years	Age	Director Since(1)	Directorship in other Reporting Companies
William C. Hart Retired	76	1970	None
Richard U. Niedt Retired	77	1979	None
Richard G. Van Noy Retired	67	1979	None

Continuing Class I Directors — Term Expires in 2010

Name and Principal Occupation During Past Five Years	Age	Director Since(1)	Directorship in other Reporting Companies
Andrew R. Speaker President and Chief Executive Officer of Mercer	46	1997	None
George T. Hornyak, Jr. Self-Employed Private Investor since 1998	59	1985	None
Samuel J. Malizia Managing Partner of the law firm of Malizia Spidi & Fisch, PC, since 1991; Director of National Penn Bank and Nittany Bank, subsidiaries of National Penn Bancshares, Inc.; Chairman of the Board of Nittany Financial Corp. from 1997 to January 2006	54	2003	National Penn Bank and Nittany Bank, subsidiaries of National Penn Bancshares, Inc.

Continuing Class II Directors — Term Expires in 2011

Name and Principal Occupation During Past Five Years	Age	Director Since(1)	Directorship in other Reporting Companies
Roland D. Boehm Self-Employed Business Consultant	71	1980	None
H. Thomas Davis, Jr. Retired since 2006. Senior Vice President of Mercer from 2001 to 2006	60	2001	Penns Woods Bancorp, Inc.
William V. R. Fogler Owner/Van Rensselaer, Ltd., an investment management company	64	2000	None

(1) Includes service as a Director at Mercer Mutual Insurance Company prior to its conversion to a stock company on December 15, 2003.

Recommendation:

The Board of Directors unanimously recommends that you vote "FOR" its nominees for directors.

Executive Officers Who Are Not Directors

Name and Position	Age	Principal Occupation During Past Five Years
Paul D. Ehrhardt Senior Vice President, Chief Underwriting Officer and Corporate Secretary of Mercer Insurance Group, Inc.	51	Senior Vice President since June 2001 and Corporate Secretary since 1998
David B. Merclean Senior Vice President of Finance and Chief Financial Officer of Mercer Insurance Group, Inc.	58	Has served in current position since October 2003
Paul R. Corkery Senior Vice President and Chief Information Officer of Mercer Insurance Group, Inc.	58	Has served in current position since March 2006; Consultant, Amper, Politziner and Mattia from 2004 to March 2006; Independent Information Technology Consultant for several years prior to 2004

Security Ownership of Management

The following table sets forth information concerning the number of shares of Mercer Common Stock beneficially owned, as of March 6, 2009, by each present director, nominee for director, executive officer named in the Summary Compensation Table appearing below and by all directors and executive officers as a group.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Roland D. Boehm(2)	55,900	*
Paul R. Corkery(3)	26,583	*
H. Thomas Davis, Jr.(3)	374,609	5.8%
Paul D. Ehrhardt(5)	95,523	1.5%
William V. R. Fogler(2)	52,150	*
William C. Hart(2)	54,700	*
George T. Hornyak, Jr.(2)	191,997	3.0%
Samuel J. Malizia(2)	63,246	*
David B. Merclean(6)	62,410	*
Richard U. Niedt(2)	44,911	*
Andrew R. Speaker(7)	225,635	3.4%
Richard G. Van Noy(2)	50,717	*
Executive Officers, Directors and Nominees for Director as a Group (12 persons)(8)	1,298,382	18.9%

* Less than 1%

(1) Each of the persons identified above has sole investment and voting power as to all of the shares reported as being beneficially owned by him, with the exception of shares held jointly by certain officers, directors and nominees for director with their spouses or directly by their spouses or other relatives. The number of shares beneficially owned by the persons named in the table above is determined in accordance with the rules of the Securities and Exchange Commission. Under those rules, a person is deemed to beneficially own shares of common stock as to which he has or shares, directly or indirectly, the power to vote the stock or the power to dispose of the stock. A person is also deemed to own any stock with respect to which he has the right to acquire voting or investment power within 60 days through the exercise of any option, warrant or conversion right or through the revocation of any trust or similar arrangement. Accordingly, the above table includes shares which the individual has the right to acquire within 60 days of the Record Date.

(2) Does not include 1,875 shares of restricted stock issued pursuant to the Company's 2004 Stock Incentive Plan, which vest more than 60 days after the Record Date. The restricted stock awards vest ratably over a five-year period from the grant date of June 16, 2004. Includes stock options for 27,400 Shares with respect to which the holder has the right to acquire beneficial ownership within 60 days after March 6, 2009.

(3) Includes stock options for 27,400 Shares with respect to which the holder has the right to acquire beneficial ownership within 60 days after March 6, 2009.

(4) Does not include 1,667 shares of restricted stock or incentive stock options and nonqualified stock options to purchase 3,850 and 4,483 shares of Mercer Common Stock, respectively, issued pursuant to the Company's 2004 Stock Incentive Plan, all of which vest more than 60 days after the Record Date. The restricted stock awards and the options vest ratably over a three-year period from the grant date of October 1, 2006. Includes 2,584 shares held by the Company's Employee Stock Ownership Plan Trust and allocated to this holder's account. Includes stock options for 16,667 Shares with respect to which the holder has the right to acquire beneficial ownership within 60 days after March 6, 2009.

(5) Includes 12,246 shares held by the Company's Employee Stock Ownership Plan Trust and allocated to this holder's account. Includes stock options for 47,000 Shares with respect to which the holder has the right to acquire beneficial ownership within 60 days after March 6, 2009.

(6) Includes 6,410 shares held by the Company's Employee Stock Ownership Plan Trust and allocated to this holder's account. Includes stock options for 47,000 Shares with respect to which the holder has the right to acquire beneficial ownership within 60 days after March 6, 2009.

(7) Includes 12,246 shares held by the Company's Employee Stock Ownership Plan Trust and allocated to this holder's account. Includes stock options for 125,000 Shares with respect to which the holder has the right to acquire beneficial ownership within 60 days after March 6, 2009.

(8) Includes an aggregate of 33,487 shares held by the Company's Employee Stock Ownership Plan Trust and allocated to these holders' accounts. Does not include 14,792 shares of restricted stock or incentive stock options and nonqualified stock options to purchase 3,850 and 4,483 shares of Mercer Common Stock, respectively, issued pursuant to the Company's 2004 Stock Incentive Plan, all of which vest more than 60 days after the Record Date. Includes stock options for an aggregate of 454,867 Shares with respect to which these holders have the right to acquire beneficial ownership within 60 days after March 6, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

All reports required to be filed by the Company's senior officers and directors pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, were filed on time.

Board and Committees

The Board of Directors has various standing committees, including an Audit Committee, a Compensation Committee, and a Nominating/Governance Committee. Directors are expected to attend meetings of the Board, meetings of the committees on which they serve and the Annual Meeting. During 2008, the Board of Directors held 13 meetings, the Audit Committee held five meetings, the Compensation Committee held four meetings, and the Nominating/Governance Committee held one meeting. Each director attended at least 75% of the combined total of meetings of the Board of Directors and of each committee of which he was a member. There were four executive sessions of the Board of Directors excluding management. All directors attended the 2008 Mercer Annual Meeting.

The Audit Committee is comprised of Directors Hornyak (Chairman), Hart, Malizia and Van Noy, each of whom is an "independent director" in the judgment of the Board of Directors and as such term is defined by Nasdaq's Marketplace Rules. The Board of Directors has designated George T. Hornyak as the "audit committee financial expert" of the Audit Committee. The Audit Committee operates under a charter adopted by the Board of Directors, a copy of which is posted on the Company's website at www.mercerins.com. The Committee is responsible for the appointment, compensation, oversight and termination of Mercer's independent registered public accounting firm. The Committee is required to pre-approve audit and non-audit services performed by the independent registered public accounting firm. The Committee also assists the Board in providing oversight over the integrity of Mercer's financial statements and Mercer's compliance with applicable legal and regulatory requirements. The Committee also is responsible for, among other things, reporting to Mercer's Board on the results of the annual audit and reviewing the financial statements and related financial and non-financial disclosures included in Mercer's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Importantly, from a corporate governance perspective, the Audit Committee regularly evaluates the independent registered public accounting firm's independence from Mercer and Mercer's management, including approving legally permitted, non-audit services provided by Mercer's auditors and the potential impact of such services on the auditors' independence. The Committee meets periodically with Mercer's independent registered public accounting firm outside of the presence of Mercer's management and possesses the authority to retain professionals to assist it in meeting its responsibilities without consulting with management. The Committee reviews and discusses with management earnings releases, including the use of pro forma information and financial information provided to analysts and rating agencies. The Committee discusses with management and the independent registered public accounting firm the effect of accounting initiatives. The Committee also is responsible for reviewing related party transactions and for receiving and retaining complaints and concerns relating to accounting and auditing matters.

The Nominating/Governance Committee is comprised of Directors Niedt (Chairman), Malizia, Hornyak and Van Noy, each of whom is an "independent director" in the judgment of the Board of Directors and as such term is defined by Nasdaq's Marketplace Rules. The Nominating/Governance Committee operates under a charter adopted by the Board of Directors, a copy of which is posted on the Company's website at www.mercerins.com. The Nominating/Governance Committee is responsible for recommending to the Board individuals to stand for election as directors at the Annual Meeting of Shareholders, assisting the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, recommending to the Board qualified individuals to fill such vacancy, recommending to the Board, on an annual basis, nominees for each Board Committee and making independent recommendations to the Board of Directors as to the best practices for Board governance and evaluation of Board performance. The Committee has the responsibility to develop and recommend criteria for the selection of director nominees to the Board, including, but not limited to diversity, age, skills, experience, and time availability (including consideration of the number of other boards on which the proposed director sits) in the context of the needs of the Board and Mercer and such other criteria as the Committee determines to be relevant at the time. The Committee has the power to apply these criteria in connection with the identification of individuals to be Board members, as well as to apply the standards for independence imposed by Mercer's listing agreement with Nasdaq and all applicable federal laws in connection with such identification process. The Committee has not adopted any specific minimum qualifications. However, Mercer's articles of incorporation require that unless waived by the board of directors, in order to qualify for election as a director of Mercer, a person must have been a shareholder of record of the Company for at least three years. This provision is designed to discourage non-shareholders who are interested in buying a controlling interest in the Company for the purpose of having themselves elected to the Board, by requiring them to wait at least three years before being eligible for election. During this period, the shareholder would gain the familiarity with the Company that is necessary to be able to fulfill his or her duties as a director.

The Nominating/Governance Committee considers potential candidates for Board membership recommended by its members, management, shareholders, other directors and others. The Committee will consider nominees recommended by shareholders and, in considering such candidates, the Committee will apply the same criteria it applies in connection with Committee-recommended candidates. The bylaws of Mercer permit nominations for election to the Board of Directors to be made by the Board of Directors or by any shareholder entitled to vote for the election of directors. All nominations for director to be made at the Annual Meeting by shareholders entitled to vote for the election of directors must be preceded by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Mercer not less than 90 days prior to the Annual Meeting. Such notice must contain the following information: (a) the name, age, and business address, and if known, the residential address of each nominee; (b) the principal occupation or employment of each nominee; and (c) the number of shares of Mercer Common Stock beneficially owned by the nominee. No shareholder has given notice of an intention to make a nomination as of the date of this proxy statement. If a nomination is attempted at the Annual Meeting that does not comply with the procedures required by the bylaws or if any votes are cast at the Annual Meeting for any candidate not duly nominated in accordance with the requirements of the bylaws, then such nomination or such votes shall be disregarded.

The Compensation Committee is comprised of Directors Hart (Chairman), Boehm Hornyak, and Van Noy, each of whom is an "independent director" in the judgment of the Board of Directors and as such term is defined by Nasdaq's Marketplace Rules. All of our employees are employed directly by BICUS Services Corporation ("BICUS"), a wholly owned subsidiary of Mercer that provides management services to Mercer and all of its affiliates. The Compensation Committee operates under a charter adopted by the Board of Directors, a copy of which is posted on the company's website at www.mercerins.com. The Compensation Committee is responsible for reviewing and making recommendations regarding the compensation and benefits of employees for, and granting stock options and restricted stock awards to, employees, management and directors under Mercer's 2004 Stock Incentive Plan.

Compensation of Directors

The following table sets forth a summary of the total compensation that we paid to each non-employee director in 2008:

2008 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2) ($)	All Other Compensation ($)	Total ($)
Roland D. Boehm	$57,690	$22,944	—	—	$16,117	—	$ 96,751
H. Thomas Davis, Jr.	$50,500	—	—	—	$10,678	—	$ 61,178
William V. R. Fogler	$47,500	$22,944	—	—	$20,863	—	$ 91,307
William C. Hart	$58,650	$22,944	—	—	$24,454	—	$106,048
George T. Hornyak, Jr.	$60,600	$22,944	—	—	$ 5,587	—	$ 89,131
Samuel J. Malizia	$48,200	$22,944	—	—	$ 9,256	—	$ 80,400
Richard U. Niedt	$50,600	$22,944	—	—	$ 3,766	—	$ 77,310
Richard G. Van Noy	$54,520	$22,944	—	—	$12,476	—	$ 89,940

Footnotes

(1) The amounts reported in this column reflect the dollar amount of the compensation expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with Statement of Financial Accounting Standards ("SFAS") 123R in connection with awards of restricted stock made pursuant to the 2004 Stock Incentive Plan and thus include amounts relating to awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in footnote 13 to the Company's audited financial statements for the fiscal year ended December 31, 2008 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(2) Represents the aggregate change in the actuarial present value of accumulated benefits for the named director under the Benefit Agreement described below, from the plan measurement date used for financial statement reporting purposes with respect to the prior completed fiscal year (calendar year 2007) to the plan measurement date used for financial statement reporting purposes with respect to the most recent fiscal year (calendar year 2008). The plan measurement date used for financial statement reporting purposes is January 1.

The following table provides additional information on the outstanding equity awards granted to non-employee directors in 2008 and the number of outstanding equity awards at December 31, 2008.

Name	Unvested Stock Awards Outstanding at Year-End (#)(1)	Option Awards Outstanding at Year-End (#)(2)	Stock Awards Granted in 2008 (#)	Option Awards Granted in 2008 (#)	Grant Date Fair Value of Stock and Option Awards Granted in 2008 ($)
Roland D. Boehm	1,875	27,400	—	—	—
H. Thomas Davis, Jr.	—	27,400	—	—	—
William V. R. Fogler	1,875	27,400	—	—	—
William C. Hart	1,875	27,400	—	—	—
George T. Hornyak, Jr.	1,875	27,400	—	—	—
Samuel J. Malizia	1,875	27,400	—	—	—
Richard U. Niedt	1,875	27,400	—	—	—
Richard G. Van Noy	1,875	27,400	—	—	—

(1) All shares shown will vest in 2009.

(2) All options shown are fully vested as of December 31, 2008.

Each non-employee director of Mercer receives a monthly retainer of $3,000, and a meeting fee of $1,000. Non-employee directors who are members of committees of the Board receive $1,000 per meeting attended in person and $500 per meeting attended by teleconference. The Audit Committee Chairman also receives an additional annual retainer of $5,000. The Compensation Committee Chairman and the Investment Committee Chairman each receive an additional annual retainer of $3,000. The Vice Chairman of the Board, Mr. Boehm, received an additional fee of $480 per month, which fee was eliminated as of March 31, 2008. In addition, the former Chairman, Mr. Van Noy, received an additional fee of $640 per month, which also was eliminated as of March 31, 2008. Executive officers of Mercer who are directors or members of committees of the Mercer Board of Directors or its subsidiaries receive no compensation for their service as directors or committee members.

Directors may elect to participate in Mercer's Executive Nonqualified Excess Plan. Under this plan, a participating director may defer all or a portion of the compensation earned by him for his service on the Board. The Plan is described in greater detail in the narrative discussion which accompanies the Nonqualified Deferred Compensation Table which appears below.

Mercer maintains a Benefit Agreement pursuant to which it provides a pension to all non-management directors upon their retirement from the Board. Directors are eligible for the pension if they retire on or after their 65th birthday with at least 10 years of service, or were elected or appointed a director prior to January 1, 1990. The pension is in the form of a monthly payment in an amount equal to the director's monthly retainer from the Company in effect on the director's retirement date, or $2,500, whichever is less. If a participating director dies prior to receiving 120 monthly payments under the Benefit Agreement, the director's beneficiaries are entitled to receive these payments until the total number of payments received by the director and the director's beneficiaries equals 120.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors of Mercer is comprised of four independent Directors. The members of the Audit Committee are Directors Hornyak (Chair), Hart, Malizia and Van Noy. The Audit Committee operates under a written charter originally adopted by the Board of Directors on May 7, 2003 and affirmed on January 15, 2009. The Board of Directors has designated Mr. George T. Hornyak as "audit committee financial expert" of the Audit Committee.

The Audit Committee has reviewed the audited financial statements of Mercer for the fiscal year ended December 31, 2008, and discussed them with management and Mercer's independent registered public accounting firm, KPMG LLP. The Audit Committee also has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement of Auditing Standards No. 114.

The Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence. The Audit Committee has also considered whether the fees paid by Mercer to KPMG and described below are compatible with maintaining KPMG's independence from Mercer. Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that Mercer's audited financial statements for the fiscal year ended December 31, 2008, be included in Mercer's Annual Report on Form 10-K for that fiscal year.

This report is not intended to be "soliciting material," is not intended to be "filed" with the SEC, and is not intended to be incorporated by reference into any filing made by Mercer Insurance Group, Inc. with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether such filing is made before or after the date hereof and notwithstanding any general incorporation language contained in any such filing.

Submitted by:

THE AUDIT COMMITTEE:
George T. Hornyak, Jr. (Chairman)
William C. Hart
Samuel J. Malizia
Richard G. Van Noy

EXECUTIVE COMPENSATION

Compensation Committee Members and Independence

Messrs. Hart, Boehm, Hornyak and Van Noy are the members of the Compensation Committee. Mr. Hart is the Committee chair. Each member of the Compensation Committee is an "independent director" as such term is defined by Nasdaq's Marketplace Rules.

Role of Compensation Committee

The Compensation Committee operates under a written charter adopted by the Board. A copy of the charter is available online on our website at www.mercerins.com. The fundamental responsibilities of the Committee are to:

- Adopt and review an executive compensation philosophy that reflects our mission, vision, values, and long-term strategic objectives;
- Administer our executive compensation programs in a manner that furthers our strategic goals and serves the interests of our shareholders;
- Establish compensation-related performance objectives for executive officers that support our key business objectives;
- Evaluate the job performance of the Chief Executive Officer in light of the established goals and objectives;
- Determine the total compensation levels of the named executive officers and to allocate total compensation among the various components pursuant to the executive compensation philosophy;
- Administer our equity compensation and other incentive compensation plans;
- Make recommendations to the Board regarding equity-based and incentive compensation plans;
- Make recommendations regarding succession plans for the Chief Executive Officer;
- Recommend to the board the compensation arrangements with respect to our non-employee directors;
- Oversee preparation of the disclosure on executive compensation set forth each year in Mercer's proxy statement, including the Committee's report thereon; and
- Annually review and assess the adequacy of the Compensation Committee Charter and evaluate its own performance thereunder.

Committee Meetings

The Compensation Committee meets as often as necessary to perform its duties and responsibilities. The Committee held four meetings during 2008. The Committee typically meets with the Chief Executive Officer and, where appropriate, with other members of our executive management team.

The Committee receives and reviews materials in advance of each meeting. These materials include information that management believes will be helpful to the Committee, as well as materials that the Committee has specifically requested. Depending upon the agenda for a specific meeting, these materials may include:

- Financial reports on year to date performance compared to prior year performance;
- Calculations and reports on levels of achievement of individual and corporate performance objectives;
- Reports on our strategic objectives and budget for future periods;
- Information on the named executive officers' stock ownership holdings;
- Information with respect to equity compensation awards;

- Tally sheets setting forth the total compensation of the named executive officers, which includes base salary, cash incentives, equity awards, perquisites, and other compensation; and

Management's Role in the Compensation Process

Management plays a significant role in the compensation process. The most significant aspects of management's role are:

- Evaluating employee performance;
- Establishing business performance targets and objectives; and
- Recommending salary levels, and equity and incentive awards.

The Chief Executive Officer works with the Committee chair in establishing the agenda for Committee meetings. Management also prepares information as needed for each Committee meeting.

The Chief Executive Officer also participates in Committee meetings at the Committee's request to provide:

- Background information regarding our strategic goals;
- Evaluation of the performance of the other named executive officers; and
- Compensation recommendations for the named executive officers (other than himself).

Committee Analysis

The Compensation Committee collects and analyzes internal executive compensation information in establishing appropriate compensation levels. Additionally, from time to time, the Committee reviews other human resource issues, including qualified and non-qualified benefits and management performance appraisals.

The Compensation Committee Charter grants the Committee the authority to hire advisors and consultants to assist the Committee with meeting its obligations under its charter, although the Committee has not to date engaged any advisors or consultants.

Annual Evaluation

The Compensation Committee meets in executive session each year to evaluate the performance of the named executive officers, to determine their annual equity and incentive bonuses for the prior fiscal year, if any, and to establish annual performance objectives for the Chief Executive Officer for the current fiscal year, as well as to review and set base salaries and to consider and approve any grants or awards to executive officers under our equity incentive programs.

Performance Objectives

The Compensation Committee's process begins with a review of the performance objectives for the Company's executive officers in the first quarter of each fiscal year. The Committee engages in an active dialogue with the Chief Executive Officer concerning strategic objectives and performance targets. The Committee reviews the appropriateness of the measures used in our incentive plans and the degree of difficulty in achieving specific performance targets.

Targeted Compensation Levels

Together with the performance objectives, the Compensation Committee establishes targeted total compensation levels for its executive officers. In making its determination, the Committee is guided by the compensation philosophy described below in the Compensation Discussion and Analysis. The Committee also considers historical compensation levels, competitive pay practices and the relative compensation levels among our executive officers as a group. We also consider industry conditions, corporate performance, and the overall effectiveness of our compensation program in achieving desired performance levels.

As targeted total compensation levels are determined, the Committee also determines the portion of total compensation that will be contingent, performance-based pay. Performance-based pay generally includes cash bonuses for achievement of specific performance objectives and equity-based compensation whose value is dependent upon long-term appreciation in the price of our common stock.

Committee Effectiveness

In accordance with the provisions of our charter, the Committee reviews, on an annual basis, its performance and the effectiveness of our compensation program in obtaining desired results.

Reasonableness of Compensation

After considering all the components of the compensation paid to the named executive officers, the Committee has determined that the compensation paid to the named executive officers is reasonable and not excessive.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

We have designed our executive compensation program with the fundamental objective of supporting our core values and strategic mission and vision. The basis of our compensation philosophy is to align the interests of management with those of our shareholders. The following principles influence and guide the Compensation Committee's compensation decisions:

- The Committee examines our business plan and strategic objectives in order to ensure that its compensation decisions attract and retain leaders and reward them for achieving our strategic initiatives and objective measures of success.
- At the core of our compensation philosophy is our belief that we should link pay directly to performance. This philosophy guides our compensation-related decisions:
  - A substantial portion of executive officer compensation is contingent and variable upon achievement of objective corporate and/or individual performance objectives.
  - Our equity compensation plans prohibit discounted stock options, reload stock options, and re-pricing of stock options.
  - The Committee believes that compensation should generally increase with position and responsibility.
  - Total compensation is higher for individuals with greater responsibility and greater ability to influence our achievement of targeted results and strategic initiatives.
  - As position and responsibility increases, a greater portion of the executive officer's total compensation becomes performance-based and contingent upon the achievement of performance objectives.
  - Equity-based compensation is higher for persons with higher levels of responsibility, making that portion of their total compensation dependent on long-term appreciation in the value of our common stock.

Business Context

The Committee has adopted guiding compensation principles that will directly align the interests of executives with shareholders in accomplishing corporate strategic objectives. These guiding principles are as follows:

- Attracting and retaining competent executive leadership;
- Delivering the total compensation package in a cost-efficient manner;
- Using long-term equity compensation tied to our common stock and financial performance to reinforce key business objectives.

- Ensuring the alignment of the interests of executives and shareholders; and
- Motivating executives through competitive compensation opportunities based upon job scope and sustained individual and company performance to achieve competitive results.

Compensation Components and Benchmarking

We do not believe it is appropriate to establish compensation levels primarily based upon benchmarking.

The major components of our executive compensation program are the following:

- Market-competitive executive base salaries,
- Short term cash incentive bonuses based upon the achievement of pre-established performance targets;
- Long-term equity incentive compensation; and
- Base benefits that are generally available to all employees.

For 2008, compensation paid to our executives consisted primarily of base salary and cash bonuses. In addition to being eligible for participation in company-wide benefits plans, the named executive officers are eligible to participate in our nonqualified deferred compensation plans, which is the only significant benefit we provide to our senior officers which is not available to all of our employees generally. Incentive awards are directly related to both corporate and individual performance. Market data, individual performance, retention needs, and internal equity have been the primary factors considered in decisions to increase or decrease compensation.

Base Salaries

Base salary is a critical element of executive compensation because it provides executives with a predictable base level of income. In determining base salaries, the Committee considers the following criteria:

- The overall job scope and responsibilities;
- The executive's qualifications, including education and experience level;
- The goals and objectives established for the executive;
- Individual performance versus objectives;
- The executive's past performance;
- Internal pay equity; and
- The tax deductibility of base salary.

We annually review the base salaries for our executive officers to assess the above criteria and determine any necessary adjustments and we generally adjust the base salaries as of April 1 of each year. Periodic increases may also occur if warranted due to significant increases in job scope and responsibility or other considerations.

The Compensation Committee met in February of 2008 and considered the base salaries of the Company's senior officers at that meeting. The Committee applied the principles discussed above and determined that base salaries for the named executive officers, effective April 1, 2008, be increased, as follows: (a) Mr. Speaker from $346,538 to $375,000; (b) Mr. Ehrhardt: from $275,500 to $290,000; (c) Mr. Merclean: from $238,500 to $250,000; and (d) Mr. Corkery: from $212,000 to $220,000.

In November of 2008, the Committee met to discuss Company-wide compensation guidance for 2009 in light of the current economic and insurance marketplace conditions. It was noted by the Committee during this meeting that in addition to the recent staff cuts and planned elimination of certain expenses, additional compensation control measures would be needed in planning for 2009. The Committee first discussed the traditional practice of granting one week's pay to each non-officer employee as a holiday bonus. At the meeting, the committee decided to terminate this practice, starting in calendar year 2009, but to increase each non-officer's salary equal to one week's pay, effective January 1, 2009. In addition, the Committee determined to freeze the salaries of all Company employees effective January 1, 2009 after giving effect for the previously discussed adjustment for non-officers.

Salary income earned by each named executive officer during calendar year 2008 is reported in the Summary Compensation Table which appears below following this Compensation Discussion and Analysis.

Short-Term Incentive Compensation

We provide annual short-term incentive opportunities, after a specified minimum level of operating earnings (a non-GAAP measure defined as net income less after-tax realized gains and losses) is achieved, in the form of cash bonuses for our senior executives that are designed to reward achievement of company operating profitability objectives. The Cash Bonus Plan provides various incentive levels based upon the Company's earnings and the participant's impact on Company operations and strategic objectives, with target award opportunities that are established as a percentage of base salary based on target percentages linked to different levels of operating earnings per share. These targets range from 16.9% of base salary to 150.0% of base salary for the Company's named executive officers, provided certain minimum operating profitability standards are achieved. For 2008, 75% of a named executive officer's cash bonus incentive was based upon achievement of corporate financial objectives measured by operating earnings per share; 15% of the cash bonus incentive was based upon specific individual incentives established for each executive officer by the Chief Executive Officer (and, in the case of the Chief Executive Officer, by the Compensation Committee) and 10% of the cash bonus incentive was discretionary. Corporate financial objectives under the Plan are established by the Compensation Committee in February of each year.

Mercer achieved its pre-established 2008 corporate performance objectives. Accordingly, the named executive officers received cash bonuses under the Plan ranging from 67.5% to 112.5% of base salary. The cash bonus earned by each named executive officer under the Plan for 2008 is reported in the Summary Compensation Table which appears below following this Compensation Discussion and Analysis.

At its November 2008 meeting, the committee discussed revisions to the Cash Bonus Plan for 2009 in light of current economic and insurance marketplace conditions. The Committee determined to increase the minimum basic operating earnings per share performance for eligibility to $1.25 per basic operating earnings per share from $1.00 and to decrease the percentage of base salary payout between $1.25 and $2.25 per basic operating earnings per share as compared to the Plan in 2008. The eligible payout in 2009 as a percentage of salary for Company performance in excess of $2.25 per basic operating earnings per share is equal to the level established for 2008.

Long-Term Incentive Compensation

We believe in maintaining a strong correlation between shareholders' long-term interests and objectives for executives. This correlation is strengthened by using equity-based compensation through programs that are easily understood and incorporate long-term business growth strategies. We determine, on an annual basis, which executives will receive equity-based awards, the size and type of the awards, and the award restrictions (vesting and performance criteria). We target our equity-based awards based upon several factors, including each officer's job scope and responsibilities, individual performance and long-term potential as determined by the Committee.

We have historically provided long-term incentive compensation through the use of equity grants. We believe that equity grants are the most effective means of creating a long-term link between the compensation provided to executive officers and gains realized by shareholders. We have elected to use stock options and restricted stock as the primary equity compensation vehicles.

We use stock options as a long-term incentive vehicle because, among other things:

- Stock options align the interests of executives with those of the shareholders, support a pay-forward performance culture, facilitate employee stock ownership and focus the executive management team on increasing value for our shareholders;

- Stock options are performance-based. All of the realizable value received by the recipient from a stock option is based upon the increase in the value of a share of our common stock above the option exercise price, which is equal to the fair market value per share on the date of grant;
- Stock options help to provide a balance to the overall compensation program; and
- The vesting period and performance criteria encourage executive retention and the preservation of shareholder value.

All stock options incorporate the following features:

- The term of the grant does not exceed ten years (in the case of an incentive stock option) and ten years and one month (in the case of a non-qualified stock option);
- The grant price is not less than the closing price of a share of our common stock on the date that the Committee grants the option or, if later, on the date that the grant becomes effective;
- No grant includes a "re-load" provision; and
- Re-pricing of an option is prohibited.

We also use restricted stock as a long-term investment vehicle because, among other things:

- Restricted stock provides an equally motivating form of incentive compensation as stock options; and
- Awarding restricted stock permits us to use fewer shares than options to deliver comparable value to the executive, which reduces the potential dilution to our shareholders.

In determining the number of options and shares of restricted stock that we grant to our executive officers as long-term incentive compensation, the Compensation Committee takes into account the officer's position, scope of responsibility and the value of the awards in relation to other elements of the executive's total compensation. In addition, the Committee considers an executive's job responsibilities, past contributions to Company performance and potential for future contributions. The Committee believes that long-term incentive compensation should consist of awards of both stock options and shares of restricted stock, which is consistent with the broader market practice of using more than one type of award to provide appropriate long-term incentives. In determining the proper mix between stock options and shares of restricted stock, the Committee exercises judgment and discretion in light of its general compensation philosophy and policies with a view toward creating motivational incentives which are appropriate for each officer in light of the specific components of that officer's total compensation package. Note that, unlike many other publicly held companies, the Company has not in the past issued incentive awards on a recurring annual basis. Instead, the Company has made only a single grant of stock options and shares of restricted stock to each of its senior officers. Although this has been the Company's practice in the past, the Committee could change this policy in the future.

We currently award all options and restricted stock pursuant to the 2004 Stock Incentive Plan. Awards of restricted stock and stock options are approved by the Compensation Committee at its regularly scheduled meeting in February each year, which is contemporaneous with the release of the Company's annual earnings. Except in unusual circumstances, the Company does not generally grant stock options to its executive officers at other times.

The number of shares underlying an option granted to each named executive officer, the fair value of each such option on the date of grant (determined in accordance with SFAS 123R) and the exercise price per share of each such option is set forth in the Grants of Plan Based Awards Table, which appears below following this Compensation Discussion and Analysis. Also reported in this Table is the number of shares of restricted stock granted to each named executive officer. There were no grants of options or restricted stock during 2008 to the named executive officers. Information concerning the number of shares of restricted stock and stock options that vested in 2008 and concerning the number of options and unvested restricted shares held by each named executive officer as of December 31, 2008 is set forth in the Option Exercises and Stock Vested Table and in the Outstanding Equity Awards at Fiscal Year-End Table, respectively, which appear below following this Compensation Discussion and Analysis.

Retirement Plans and Other Benefits

All Mercer employees who have completed at least six months of service, who are at least 21 years of age and who work at least 1,000 hours per year are entitled to participate in the Mercer Insurance Retirement Savings Plan, which we refer to as the "MIRSP." Under the terms of the MIRSP, a participating employee may elect to have up to 100% of their earnings contributed to the MIRSP's related trust under its 401(k) feature. Mercer matches the employee's contributions at the rate of ⅓ of the first 6% of each employee's pre-tax contribution and also contributes an amount equal to 2% of each employee's annual compensation. Deferral amounts in excess of the qualified plan limitations, as well as Company contributions on such compensation, are funded into a nonqualified plan, as discussed below. In addition, the Company may make a discretionary contribution for each year, based on Company profitability, to both the qualified 401(k) plan and, where applicable, to the nonqualified plan. All Company contributions vest 30%, 60% and 100% after one, two and three years of service, respectively. Contributions made by the Company under the MIRSP in 2008 on behalf of each named executive officer are reported in the Summary Compensation Table which appears below following this Compensation Discussion and Analysis.

In addition to the MIRSP, the named executive officers are eligible to participate in the Executive Nonqualified Excess Plan and in the nonqualified 401(k) Mirror Plan, each of which is a nonqualified deferred compensation plan and is described in the narrative that accompanies the Nonqualified Deferred Compensation Table which appears below following this Compensation Discussion and Analysis. Contributions made by the Company under these Plans in 2008 on behalf of the named executive officers are reported in the Summary Compensation Table which appears below following this Compensation Discussion and Analysis.

Mercer also maintains an Employee Stock Ownership Plan, which we refer to as the "ESOP," which is described under the heading "Tax Qualified Retirement Plan and ESOP" that appears below following this Compensation Discussion and Analysis. Shares of Mercer Common Stock which were allocated to the accounts of the named executive officers in 2008 under the ESOP are reported in the Summary Compensation Table.

2009 Compensation of Named Executive Officers

The Compensation Committee met in February of 2009 and affirmed its decision to freeze the salaries of the named executive officers effective January 1, 2009.

The Compensation Committee also addressed stock option and restricted stock awards at its February, 2009 meeting and determined that no grants of stock options or restricted stock would be authorized at that time.

Internal Pay Equity

We believe that internal pay equity is an important factor to be considered in establishing compensation for executive officers. We have not established a formal policy regarding the ratio of total compensation of the Chief Executive Officer to that of the other senior officers, but we review compensation levels to ensure that appropriate equity exists. The Compensation Committee intends to continue to review internal compensation equity and may adopt a formal policy in the future if the Committee deems such policy appropriate.

The Tax Deductibility of Compensation Should Be Maximized Where Appropriate

We generally seek to maximize deductibility for tax purposes of all elements of compensation. The Compensation Committee reviews compensation plans in light of applicable tax provisions including Section 162(m) of the Internal Revenue Code of 1986, as amended (which we refer to as the "Code") and may revise compensation plans from time to time to maximize deductibility. The Committee may, however, approve compensation that does not qualify for deductibility when the committee deems it to be in our best interest. Note that, in 2008, none of our named executive officers received annual compensation (as defined in Section 162(m) of the Code) in excess of $1,000,000.

Restatement of Financial Statements

The Compensation Committee is of the view that, to the extent permitted by law, it has authority to retroactively adjust any cash or equity-based incentive award paid to any senior officer (including any named executive officer) where the award was based upon Mercer's achievement of specified financial goals and it is subsequently determined following a restatement of Mercer's financial statements that the specified goals were not in fact achieved.

Executive Stock Ownership Requirements

In accordance with a policy adopted by the Board of Directors, each executive officer of the Company is required to own a minimum of 1,000 shares of Mercer Common Stock, allowing a reasonable time after joining the Company for each executive officer to achieve such a level of shareholdings.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis set forth above in this proxy statement. Based upon our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2008.

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporate future filings, including this proxy statement, in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

Submitted by:

THE COMPENSATION COMMITTEE
William C. Hart (Chairman)
Roland D. Boehm
George T. Hornyak, Jr.
Richard G. Van Noy

Compensation Tables and Additional Compensation Disclosure

Total Compensation

The following table provides certain summary information concerning total compensation paid or accrued by Mercer to Andrew R. Speaker, Mercer's President and Chief Executive Officer, to David B. Merclean, Mercer's Senior Vice President of Finance and Chief Financial Officer, and to the Company's other two executive officers. The Company has entered into an employment agreement with each of Messrs. Speaker, Ehrhardt, Merclean and Corkery, which employment agreements are described under the heading "Description of Employment Agreements and Potential Post-Employment Payments" which appears below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Stock Awards (3)($)	Option Awards (4)($)	Non-Equity Incentive Plan Compensation (5)($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (6)($)	Total ($)
Andrew R. Speaker	2008	$367,228		—	—	$421,875		$67,259	$ 856,362
President and Chief	2007	$346,538		$115,688	$ 79,420	$454,831		$78,335	$1,074,813
Executive Officer	2006	$332,413	—	$254,375	$174,629	$286,875	—	$92,212	$1,140,504
Paul D. Ehrhardt	2008	$286,040		—	—	$195,750		$49,286	$ 531,076
Senior Vice President and	2007	$267,423		$ 55,530	$ 29,862	$216,956		$54,752	$ 624,524
Corporate Secretary	2006	$260,375	—	$122,100	$ 65,661	$131,625	—	$70,465	$ 650,226
David B. Merclean	2008	$246,860		—	—	$168,750		$43,315	$ 458,925
Senior Vice President of	2007	$231,443		$ 13,883	$ 29,862	$187,819		$49,723	$ 512,730
Finance and Chief Financial Officer	2006	$225,577	—	$ 30,525	$ 65,661	$113,906	—	$65,124	$ 500,793
Paul R. Corkery	2008	$217,815		$ 44,865	$ 92,285	$148,500		$37,698	$ 541,163
Senior Vice President	2007	$205,728		$ 44,742	$ 92,033	$159,437		$42,289	$ 544,230
and Chief Information Officer	2006	$141,846	—	$ 12,503	$ 23,197	$ 78,750	—	$ 8,791	$ 265,087

Footnotes

(1) Consists of base salary paid in 2008, 2007 and 2006. Effective April 1, 2006, pursuant to their employment agreements, the Compensation Committee set annual base salaries for Messrs. Speaker, Ehrhardt, Merclean and Corkery at $340,000, $260,000, $225,000 and 200,000, respectively. At its December, 2006 meeting, the Compensation Committee set annual base salaries for these officers, effective January 1, 2007, at $346,538, $265,000, $229,500 and $204,000, respectively. At its September, 2007 meeting, the Compensation Committee set annual base salaries for these officers, effective October 1, 2007, at $346,538, $275,500, $238,500 and $212,000, respectively. At its February, 2008 meeting the Compensation Committee set annual base salaries for these officers, effective April 1, 2008, at $375,000, $290,000, $250,000 and $220,000, respectively.

(2) Bonus compensation earned in 2008, 2007 and 2006 under the Cash Bonus Plan is reported in this Table in the column entitled "Non-Equity Incentive Plan Compensation".

(3) The amounts reported in this column reflect the dollar amount of the compensation expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, 2007 and 2006 in accordance with SFAS 123R in connection with awards of restricted stock made pursuant to the 2004 Stock Incentive Plan and thus include amounts relating to awards granted prior to 2008, 2007 and 2006. This Plan is described in greater detail in the narrative which follows the Grants of Plan-Based Awards Table appearing below. Assumptions used in the calculation of these amounts are included in footnote 13 to the Company's audited financial statements for the fiscal year ended December 31, 2008, 2007 and 2006 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(4) The amounts reported in this column reflect the dollar amount of the compensation expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, 2007 and 2006 in accordance with SFAS 123R in connection with awards of stock options made pursuant to the 2004 Stock Incentive Plan and thus include amounts relating to awards granted prior to 2008, 2007 and 2006. This Plan is described in greater detail in the narrative which follows the Grants of Plan-Based Awards Table appearing below. Assumptions used in the calculation of these amounts are included in footnote 13 to the Company's audited financial statements for the fiscal year ended December 31, 2008, 2007 and 2006 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(5) The amounts reported in this column consist of awards made under the Company's Cash Bonus Plan. The Cash Bonus Plan is described under the heading "Short-Term Incentive Compensation" in the Compensation Discussion and Analysis which appears above.

(6) Reported amounts include Company contributions to the Company's qualified and non-qualified retirement plans on behalf of the named executive officers and the value of shares of Mercer Common Stock allocated under the ESOP for the accounts of the named executive officers, as follows: (a) Mr. Speaker: (2008) $42,562 and $17,503, respectively; (2007) $38,107 and $25,862, respectively and (2006) $47,000 and $31,713, respectively; (b) Mr. Ehrhardt: (2008) $27,747 and $17,503, respectively; (2007) $24,832 and $25,862 and (2006) $35,024 and $31,713, respectively; (c) Mr. Merclean: (2008) $27,743 and $15,572, respectively; (2007) $23,861 and $25,862, respectively and (2006) $33,412 and $31,712, respectively; (d) Mr. Corkery: (2008) $23,246 and $14,452, respectively; (2007) $16,427 and $25,862, respectively and (2006) $8,791 and $-0-, respectively. Reported amounts for Mr. Speaker also include club dues in 2006 and 2007, and amounts relating to personal use of a Company automobile. Reported amounts for Mr. Ehrhardt also include amounts relating to personal use of a Company automobile.

Plan-Based Compensation

The 2004 Stock Incentive Plan provides for the grant of awards in the form of incentive stock options, nonqualified stock options, restricted stock or any combination thereof to Company employees and to non-employee directors. The Plan as adopted authorized the issuance of 876,555 shares of Mercer common stock, subject to an annual increase equal to 1% of the number of shares of Mercer Common Stock outstanding at the end of each calendar year. As of December 31, 2008, 1,141,565 shares (before reduction for grants) of Mercer Common Stock were authorized to be issued under the Plan. The Plan provides that stock options and restricted stock awards may include vesting restrictions and performance criteria at the discretion of the Compensation Committee of the Board of Directors. The term of options may not exceed ten years for incentive stock options and ten years and one month for nonqualified stock options and the option exercise price may not be less than fair market value on the date of grant. All grants employ graded vesting over vesting periods of 3 or 5 years for restricted stock, incentive stock options and nonqualified stock options, and are subject only to such service conditions. During 2008, the Company made no grants of restricted stock, incentive stock options or non-qualified stock options. There were 2,500 stock options and 1,000 shares of restricted stock forfeited in 2008.

Outstanding Stock Option and Other Equity Awards at Fiscal Year End

The following table provides certain information with respect to the executive officers named in the Summary Compensation Table appearing above concerning stock options and other equity awards which were outstanding on December 31, 2008.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercis able (3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price (4)($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (5)	Market Value of Shares or Units of Stock that Have Not Vested (6)($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Andrew R. Speaker . . .	24,500(1)	—	—	$12.21	6/16/14	—	—	—	—
	100,500(2)	—	—	$12.21	7/16/14	—	—	—	—
Paul D. Ehrhardt.	24,500(1)	—	—	$12.21	6/16/14	—	—	—	—
	22,500(2)	—	—	$12.21	7/16/14	—	—	—	—
David B. Merclean . . .	24,500(1)	—	—	$12.21	6/16/14	—	—	—	—
	22,500(2)	—	—	$12.21	7/16/14	—	—	—	—
Paul R. Corkery	7,700(1)	3,850(1)	—	$25.89	10/1/16	—	—	—	—
	8,967(2)	4,483(2)	—	$25.89	11/1/16	—	—	—	—
	—	—	—	—	—	1,667	$21,071	—	—

Footnotes:

(1) Incentive Stock Options.

(2) Nonqualified stock options.

(3) All stock options reported in this Table vest at the rate of one third on the first anniversary of the date of grant, one third on the second anniversary and one third on the third anniversary. All stock option grants were made on June 16, 2004, except in the case of Paul R. Corkery, whose stock option grants were made October 1, 2006.

(4) Exercise price is equal to the closing sale price on the date of grant.

(5) All shares of restricted stock reported in this Table vest at the rate of one third on the first anniversary of the date of grant, one third on the second anniversary and one third on the third anniversary.

(6) Determined on the basis of the closing price of the Mercer Common Stock on December 31, 2008.

Stock Option Exercises and Vesting of Restricted Stock

The following table provides certain information with respect to the executive officers named in the Summary Compensation Table appearing above concerning the exercise of stock options and the vesting of restricted stock during calendar year 2008.

OPTION EXERCISES AND STOCK VESTED IN 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Andrew R. Speaker	—	—	—	—
Paul D. Ehrhardt	—	—	—	—
David B. Merclean	—	—	—	—
Paul R. Corkery	—	—	1,667	$26,822

Footnotes

(1) Determined on the basis of the closing price of the Mercer Common Stock on the vesting date of October 1, 2008.

Tax Qualified Retirement Plan and ESOP

All Mercer employees who have completed at least six months of service, who are at least 21 years of age and who work at least 1,000 hours per year are entitled to participate in the Mercer Insurance Retirement Savings Plan, which we refer to as the "MIRSP". Under the terms of the MIRSP, a participating employee may elect to have up to 100% of his earnings contributed to the Plan's related trust under its 401(k) feature. The Company matches at a rate of one third of each employee's pre-tax contribution (up to 6% of compensation) and also contributes an amount equal to 2% of each employee's annual compensation. Deferral amounts in excess of the qualified plan limitations, as well as Company contributions on such compensation, are allocated to a nonqualified plan. (See the narrative which accompanies the Nonqualified Deferred Compensation Table which appears below.) In addition, the Company generally makes a discretionary contribution to the MIRSP each year based upon Company profitability and, where applicable, to the nonqualified plans. All Company contributions vest 30%, 60% and 100% after one, two and three years of service, respectively. Amounts in the plan, together with accumulated earnings, are distributed, in accordance with the requirements of the Internal Revenue Code, at the discretion of the participant upon retirement as a lump sum or in installments, or on occasion of death or justifiable hardship. Balances in the MIRSP are invested in investment vehicles chosen by the participants from a selection of investment choices that are unrelated to the Company in any way. Company contributions under the MIRSP for the account of each named executive officer are reported in the "All Other Compensation" column in the Summary Compensation Table which appears above.

The Company also maintains an Employee Stock Ownership Plan (which we refer to as the "ESOP") for the benefit of its employees. The ESOP purchased 626,111 shares of Mercer common stock in 2003 with the intention of allocating these shares to its employees over a period of ten years. The Company allocates shares of Mercer stock to eligible participants based upon the ratio of each participating employee's compensation as a percentage of all participating employee compensation. Compensation used for the Company's executives in this calculation is limited to the limitation imposed by the Code, which in 2008 was $230,000. All assets of the ESOP are held in trust by the plan. To be eligible to participate in the ESOP, an employee must have completed one year of service, be at least 21 years of age and work at least 1,000 regularly scheduled hours annually. Regular vesting of ESOP shares occurs after five years of service.

Deferred Compensation

The following table provides certain information with respect to the executive officers named in the Summary Compensation Table appearing above concerning defined contribution plans that provide for the deferral of compensation on a basis that is not tax qualified at and for the calendar year ended December 31, 2008.

NONQUALIFIED DEFERRED COMPENSATION IN 2008

Name	Executive Contributions in 2008(1) ($)	Company Contributions in 2008(1) ($)	Aggregate Earnings in 2008 ($)	Aggregate Withdrawals/ Distributions in 2008 ($)	Aggregate Balance at 12-31-08 (2)($)
Andrew R. Speaker	$16,859	$28,176	$(66.842)	—	$191,396
Paul D. Ehrhardt	$ 1,662	$13,137	$(31,870)	—	$ 61,858
David B. Merclean	$33,753	$13,356	$ 1,484	—	$ 78,223
Paul R. Corkery	$24,171	$ 8,859	$(17,909)	—	$ 37,342

Footnotes:

(1) The amounts reported in this column include the following amounts which are reported as compensation earned in 2008 in the Summary Compensation Table which appears above for each executive officer who is named in this Table: (a) Mr. Speaker: $45,035; (b) Mr. Ehrhardt: $14,799; (c) Mr. Merclean: $47,109; and (d) Mr. Corkery: $33,030.

(2) The amounts reported in this column include the following amounts which were reported as compensation earned in the Summary Compensation Table for years preceding 2008 for each executive officer who is named in this Table: (a) Mr. Speaker: $172,619; (b) Mr. Ehrhardt: $64,221; (c) Mr. Merclean: $64,628; and (d) Mr. Corkery: $33,030.

The Company does not maintain a defined benefit retirement plan for its officers.

In addition to the tax-qualified MIRSP (discussed above) that we maintain for the benefit of all eligible employees, our senior officers (including the named executive officers) are eligible to participate in the Executive Nonqualified Excess Plan and in the nonqualified 401(k) Mirror Plan. The Executive Nonqualified Excess Plan allows a participant to defer receipt of all or a portion of his salary, in addition to amounts deferred under the MIRSP. Amounts contributed to the 401(k) Mirror Plan are matched by the Company in the same amount and subject to the same vesting schedules as are deferrals to the MIRSP. To the extent that a named executive's compensation exceeds the annual limitation under the Code discussed above ($230,000 in 2008), the Company contributes for his benefit an amount equal to the additional amount which would have been contributed to the MIRSP in the absence of this ERISA limitation. Amounts in the plan, together with accumulated earnings, are distributed at the discretion of the participant as a lump sum or in installments over a period of not more than ten years. The 401(k) Mirror Plan is a plan that Mercer contributes to on behalf of executive officers to permit deferrals and Company contributions that are in excess of the limitations under the Code. The Company contributions made to these nonqualified deferred compensation plans for the benefit of each named executive officer are reported in the "All Other Compensation" column in the Summary Compensation Table which appears above. Balances in both nonqualified plans are invested in investment vehicles chosen by the participants from a selection of investment choices that are unrelated to the Company in any way.

Description of Employment Agreements and Potential Post-Employment Payments

Andrew R. Speaker, Paul D. Ehrhardt, David B. Merclean and Paul R. Corkery are each parties to an employment agreement with the Company and BICUS. These employment agreements (individually, an "Agreement" and collectively, the "Agreements") are substantially identical, except as noted in the discussion which follows. The current term of each Agreement is three years. Each of these Agreements provides for serial one-year extensions, effective on March 31 of each year, so as to maintain a constant term equal to three years, unless the Company or the officer involved gives prior notice of nonrenewal.

The Agreements, as in effect on the date hereof, provide for minimum annual base salaries, as follows: Mr. Speaker — $375,000; Mr. Ehrhardt — $290,000; Mr. Merclean — $250,000; and Mr. Corkery — $220,000. In addition, each executive is entitled to participate in any incentive compensation and employee benefit plans which are maintained by the Company.

At its December 2008 meeting, the Committee discussed the appropriateness of an amendment to the Employment Agreements with Mr. Speaker, Mr. Ehrhardt, Mr. Merclean and Mr. Corkery pertaining to any potential business combinations. The Committee determined that it was appropriate to amend the Employment Agreements to allow for the automatic extension of such agreements in the event the Company had entered into a definitive agreement with another party but had not completed the contemplated transaction by the time a notice of extension of the agreement was required.

Under each Agreement, in the event that the executive's employment is terminated by the Company for cause (as defined in the Agreement) or in the event that the executive terminates his employment without good reason (as defined in the Agreement), the executive will be entitled to receive his accrued but unpaid base salary and an amount for all accumulated but unused vacation time earned through the date of termination. In addition, if such termination occurs prior to the occurrence of a change in control (as defined in the Agreement), the executive is subject to a noncompetition and a non-solicitation covenant for a period of one year following the date of termination.

In the event that the executive's employment is terminated by the Company without disability or cause, the executive will be entitled to receive for the remaining term of his Agreement an annual amount at a rate equal to the greater of:

- His highest base salary received during either of the two years immediately preceding the year in which he is terminated, or

- His base salary in effect immediately prior to his termination.

The frequency and amount of such payments will be in accordance with the Company's executive payroll practices as from time to time in effect.

In addition, the executive will be entitled to receive annually for the remaining term of his Agreement:

- An amount equal to the greater of the annual bonus compensation paid to him in either of the two calendar years immediately preceding the year in which he is terminated, and

- An amount equal to the sum of the highest aggregate annual contribution made by the Company on his behalf (other than salary reduction contributions) to all tax qualified and non-qualified defined contribution plans in the year in which he is terminated or during either of the two calendar years immediately preceding the year in which he is terminated.

In addition, each executive shall be entitled to additional payments equal to the amount of their highest annual bonus compensation during either of the past two calendar years and their highest annual defined contribution plan annual contribution during either of the past two calendar years, each such amount to be prorated by a fraction, the numerator of which is the number of whole months elapsed during the year in which termination occurs and the denominator is 12.

Each executive also will be entitled to certain retirement, health, and welfare benefits.

In the event that the executive terminates his employment for good reason, (as defined in the Agreement), the executive will be entitled to receive the same amounts and benefits he would receive if he had been terminated by the Company without disability or cause. In the event that the executive's employment is terminated without disability or cause or in the event that the executive terminates his employment for good reason, the executive has the continuing right to demand that the present value of the remaining payments owing to him be paid to him in a single lump sum after he gives to the Company written demand for such payment.

In the event that the executive's employment is terminated by the Company by reason of the executive's disability, the executive will be entitled to receive for a period of one year an annual amount at a rate equal to the greater of:

- His highest base salary received during either of the two years immediately preceding the year in which he is terminated, or
- His base salary in effect immediately prior to his termination.

The frequency and amount of such payments will be in accordance with the Company's executive payroll practices as from time to time in effect.

In addition, the executive will be entitled to receive on the first anniversary of the date of termination:

- An amount equal to the greater of the annual bonus compensation paid to him in either of the two calendar years immediately preceding the year in which he is terminated, and
- An amount equal to the sum of the highest aggregate annual contribution made by the Company on his behalf (other than salary reduction contributions) to all tax qualified and non-qualified defined contribution plans in the year in which he is terminated or during either of the two calendar years immediately preceding the year in which he is terminated.

Each executive also will be entitled to certain retirement, health, and welfare benefits.

In the event of the executive's death during the term of his employment, the executive's spouse (or his estate, if his spouse does not survive him) will be entitled to receive for a period of one year an annual amount equal to the greater of:

- His highest base salary received during either of the two years immediately preceding the year in which he is terminated, or
- His base salary in effect immediately prior to his termination.

The frequency and amount of such payments will be in accordance with the Company's executive payroll practices as from time to time in effect.

In addition, the executive's spouse (or his estate, if his spouse does not survive him) will be entitled to receive within 30 days following the executive's death:

- An amount equal to the greater of the annual incentive bonus compensation paid to him in either of the two calendar years immediately preceding the year of the executive's death, and
- An amount equal to the sum of the highest aggregate annual contributions made by the Company on his behalf (other than salary reduction contributions) to all tax qualified and non-qualified defined contribution plans in the year of the executive's death or during either of the two calendar years immediately preceding the year of his death.

The executive's surviving spouse also will be entitled to certain retirement, health, and welfare benefits.

A "change in control" is defined in the Agreement to include the following: (i) the acquisition by an unrelated third party of 19.9% or more of the Company's outstanding voting securities, (ii) the sale, exchange, transfer or other disposition of substantially all of the assets of the Company, (iii) the occurrence of a merger, consolidation or other reorganization of the Company, unless the shareholders of the Company immediately prior to the reorganization own immediately after the reorganization at least two-thirds of the voting securities of the surviving entity, there is no change in control of the Board of Directors of the surviving entity, and no unrelated third party owns 19.9% or more of the outstanding voting securities of the surviving entity, (iv) a plan of liquidation or dissolution is adopted by the Company, and (v) the election or appointment during any two year of a majority of the members of the Company's Board of Directors under circumstances where the nomination or appointment of such members were not approved by a majority of the directors in office at the beginning of such period. The concept of the termination of the Agreement by the executive for good reason generally encompasses acts by the Company which are inconsistent with the terms or spirit of the Agreement, but is more expansively defined following the occurrence of a change in control; among other things, the executive is deemed to have good reason to terminate following a change in control if he terminates his employment for any reason at any time prior to the first anniversary of the change in control.

In the event that the executive is required to pay an excise tax as a result of any compensation and benefits received under his Agreement in connection with a change in control, the Company will pay the executive an additional amount, such that the net amount retained by him, after the payment of such excise taxes (and any additional income tax resulting from such payment), equals the amount he would have received but for the imposition of such excise tax.

Additional information concerning the severance benefits payable to Messrs. Speaker, Ehrhardt, Merclean and Corkery upon termination of employment under various circumstances is set forth in the Potential Post-Employment Payment Table which appears below.

Other Potential Post-Employment Payments

The potential post-employment payments due to each of our named executive officers under various circumstances, assuming that employment was terminated on December 31, 2008, are set forth in the following table:

POTENTIAL POST-EMPLOYMENT PAYMENTS

Actual amounts that we will pay out and the assumptions used in arriving at such amounts can only be determined at the time of such executive's termination or change in control and are likely to differ materially from the amounts set forth below.

				Absent a change in control		Following a change in control	
		Termination by Reason of Disability (1)(5)	Termination by Reason of Death(1)	Involuntary Termination Not For Cause(1)	Voluntary Termination For Good Reason(1)	Involuntary Termination Not For Cause(1)	Voluntary Termination For Good Reason(1)
Andrew R. Speaker	Base salary	$364,393	$364,393	$ 811,664	$ 811,664	$ 811,664	$ 811,664
	Bonus	$447,580	$454,831	$ 997,695	$ 997,695	$ 997,695	$ 997,695
	Medical continuation(2)(3)	$ 15,603	$ 15,603	$ 34,754	$ 34,754	$ 34,754	$ 34,754
	Value of plan contributions	$ 77,458	$ 78,712	$ 172,659	$ 172,659	$ 172,659	$ 172,659
	Pro-rata bonus	$ 0	$ 0	$ 438,679	$ 438,679	$ 438,679	$ 438,679
	Pro-rata value of plan contributions	$ 0	$ 0	$ 75,917	$ 75,917	$ 75,917	$ 75,917
	Value of accelerated stock options	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	Potential excise tax gross-up	$ 0	$ 0	N/A	N/A	$ 951,367	$ 951,367
	Total	**$905,034**	**$913,539**	**$2,531,369**	**$2,531,369**	**$3,482,736**	**$3,482,736**
Paul D. Ehrhardt	Base salary	$283,832	$283,832	$ 632,220	$ 632,220	$ 632,220	$ 632,220
	Bonus	$213,498	$216,956	$ 475,905	$ 475,905	$ 475,905	$ 475,905
	Medical continuation(2)(3)	$ 6,814	$ 6,814	$ 15,177	$ 15,177	$ 15,177	$ 15,177
	Value of plan contributions	$ 65,673	$ 66,737	$ 146,391	$ 146,391	$ 146,391	$ 146,391
	Pro-rata bonus	$ 0	$ 0	$ 209,252	$ 209,252	$ 209,252	$ 209,252
	Pro-rata value of plan contributions	$ 0	$ 0	$ 64,367	$ 64,367	$ 64,367	$ 64,367
	Value of accelerated stock options	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	Potential excise tax gross-up	$ 0	$ 0	N/A	N/A	$ 572,764	$ 572,764
	Total	**$569,817**	**$574,339**	**$1,543,310**	**$1,543,310**	**$2,116,074**	**$2,116,074**
David B. Merclean	Base salary	$244,954	$244,954	$ 545,620	$ 545,620	$ 545,620	$ 545,620
	Bonus	$184,825	$187,819	$ 411,990	$ 411,990	$ 411,990	$ 411,990
	Medical continuation(2)(3)	$ 15,603	$ 15,603	$ 34,754	$ 34,754	$ 34,754	$ 34,754
	Value of plan contributions	$ 64,086	$ 65,124	$ 142,853	$ 142,853	$ 142,853	$ 142,853
	Pro-rata bonus	$ 0	$ 0	$ 181,149	$ 181,149	$ 181,149	$ 181,149
	Pro-rata value of plan contributions	$ 0	$ 0	$ 62,811	$ 62,811	$ 62,811	$ 62,811
	Value of accelerated stock options	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	Potential excise tax gross-up	$ 0	$ 0	N/A	N/A	$ 617,149	$ 617,149
	Total	**$509,467**	**$513,499**	**$1,379,177**	**$1,379,177**	**$1,996,326**	**$1,996,326**
Paul R. Corkery	Base salary	$216,134	$216,134	$ 481,426	$ 481,426	$ 481,426	$ 481,426
	Bonus	$156,896	$159,437	$ 349,734	$ 349,734	$ 349,734	$ 349,734
	Medical continuation(2)(3)	$ 12,830	$ 12,830	$ 28,579	$ 28,579	$ 28,579	$ 28,579
	Value of plan contributions	$ 48,325	$ 49,108	$ 107,720	$ 107,720	$ 107,720	$ 107,720
	Pro-rata bonus	$ 0	$ 0	$ 153,775	$ 153,775	$ 153,775	$ 153,775
	Pro-rata value of plan contributions	$ 0	$ 0	$ 47,364	$ 47,364	$ 47,364	$ 47,364
	Value of accelerated stock options(4)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock	$ 0	$ 0	$ 0	$ 0	$ 21,071	$ 21,071
	Value of accelerated 401(k) Mirror Plan	$ 2,725	$ 2,725	$ 0	$ 0	$ 0	$ 0
	Potential excise tax gross-up	$ 0	$ 0	N/A	N/A	$ 559,014	$ 559,014
	Total	**$436,910**	**$440,234**	**$1,168,597**	**$1,168,597**	**$1,748,682**	**$1,748,682**

(1) For base salary, bonus and medical continuation payment calculation, and time and form of such payments, see "Description of Employment Agreements."

(2) Present value of welfare benefits continuation. Assumes no increase in the cost of welfare benefits. Assumes no tax on welfare benefits.

(3) The Company is not required to provide welfare benefits after the later of the date the Executive and his spouse (if any) reach 65 or the date specified in the plan document

(4) All outstanding, unvested options were "out-of-the-money" as of 12/31/08.

(5) Upon the expiration of the term of the agreements following a termination for disability, and provided such disability continues, the executives will be entitled to receive the compensation and benefits provided under our long-term disability plan. Such compensation and benefits will continue until the earlier of (i) death, or (ii) the later of (A) attainment of age 65, or (B) the date specified in the plan document for benefit termination. To the extent we are unable to provide such compensation and benefits under our long-term disability plan, we will provide equivalent compensation and benefits directly at no out-of-pocket or tax cost to the executive.

Equity Compensation Plan Information

The following table provides certain information regarding securities issued or issuable under our equity compensation plans as of December 31, 2008.

EQUITY COMPENSATION PLAN TABLE

Plan category	Number of Shares of Common Stock to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights	Number of Shares of Common Stock Remaining Available for Future Issuance at December 31, 2008 Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	600,700	$13.24	319,738
Equity compensation plans not approved by security holders	None	N/A	None
Total	600,700	$13.24	319,738

Transactions with Related Parties

In accordance with the terms of Mercer's Code of Conduct and Ethics and Audit Committee Charter, (a copies of which is posted on Mercer's website at www.mercerins.com), any transaction involving Mercer or any direct or indirect subsidiary of Mercer and an executive officer or a director (or a company or other entity in which he or she has, directly or indirectly, a financial interest) must be submitted for review and approval by the Audit Committee and/or the entire Board of Directors. It is Mercer's policy to carefully review any such proposed transaction and to grant a waiver of Mercer's policy prohibiting transactions and relationships that may involve a conflict of interest only if the proposed transaction can be structured in such a way as to eliminate both any potential financial disadvantage to Mercer and any appearance of impropriety. The following transactions have been reviewed and approved by the Audit Committee and/or the entire Board of Directors in accordance with the foregoing.

H. Thomas Davis, Jr., a director and former executive officer of the Company who retired in September 30, 2006, is the owner of Davis Insurance Agency. The Davis Insurance Agency is Mercer's second largest producer, accounting for approximately 4% of our direct premiums written during the year ended December 31, 2008. For that year, Mercer paid the Davis Insurance Agency $1.1 million in commissions and profit sharing amounts.

Van Rensselaer, Ltd., which is owned by William V. R. Fogler, a director, has provided investment management services to Mercer Insurance since the year 1980. Fees to Van Rensselaer, Ltd. amounted to $124,000 in 2008.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of our Board of Directors are currently Messrs. Hart (Chairman), Boehm, Hornyak and Van Noy. No member of the Compensation Committee is an employee of Mercer or any Mercer subsidiary and no member of the Compensation Committee had any relationship requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended. None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

MATTER NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP has audited Mercer's financial statements for the fiscal year ended December 31, 2008 and the reports on such financial statements and the effectiveness of internal control over financial reporting as of December 31, 2008 appear in the Annual Report to Shareholders. KPMG LLP has been selected by the Audit Committee to perform an examination of the consolidated financial statements of Mercer for the year ending December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, such appointment to continue at the pleasure of the Audit Committee and to be presented to the shareholders for ratification.

The affirmative vote of a majority of the votes cast at the Annual Meeting, assuming a quorum is present, is required to ratify the Audit Committee's appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2009. Abstentions and broker non-votes, although counted for the purpose of determining whether a quorum is present at the Meeting, will not constitute or be counted as "votes" cast so they will have no effect on the approval of this matter.

Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as the Company's independent registered public accounting firm.

Fees of Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees billed to the Company for the fiscal years ended December 31, 2008 and 2007, by KPMG LLP.

December 31, 2008	
Audit Fees	$546,000
Tax Fees	$ 0
All Other Fees	$ 26,500
December 31, 2007	
Audit Fees	$525,000
Tax Fees	$ 0
All Other Fees	$ 25,000

Audit fees included the audit of the Company's annual financial statements and an audit of internal control over financial reporting, reviews of the Company's quarterly financial statements, statutory audits, consents, and other services related to Securities and Exchange Commission matters.

All other fees include services provided in connection with statutory actuarial reviews.

The fees shown above do not include out-of-pocket expenses incurred in the performance of the services described above, which are reimbursed by the Company.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and legally permissible non-audit services provided by the independent registered accounting firm in accordance with the pre-approval policies and procedures adopted by the Audit Committee at its May 7, 2003 meeting and affirmed at its January 15, 2009 meeting. These services may include audit services, audit-related services, tax services and other services. Under the policy, pre-approved services include pre-approval of legally permissible non-audit services for a limited dollar amount. The Audit Committee may delegate pre-approval authority to one or more of its members. Such member must report any decisions to the Audit Committee at the next scheduled meeting. All services performed by KPMG in 2008 were pre-approved in accordance with the pre-approval policy.

CORPORATE GOVERNANCE DOCUMENTS

A copy of the Company's Corporate Governance Guideline, the Company's Code of Conduct and Ethics, the Company's Code of Ethics for Executive Officers and the charters of the Company's Audit Committee, Compensation Committee, and Nominating/Governance Committee are available on the Company's website under Investor Relations at *www.mercerins.com* and any shareholder may obtain a printed copy of these documents by writing to Investor Relations, Mercer Insurance Group, Inc., P.O. Box 278, Pennington, New Jersey 08534, by e-mail to investorrelations@mercerins.com or by calling Investor Relations at (800) 223-0534.

FINANCIAL INFORMATION

Mercer will furnish, without charge, a copy of its annual report on Form 10-K for the year ended December 31, 2008, including financial statements and schedules thereto, to any shareholder of record on March 6, 2009, upon written request made to Mercer Insurance Group, Inc., P.O. Box 278, Pennington, New Jersey 08534, telephone (800) 233-0534. A reasonable fee will be charged for copies of requested exhibits.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented at the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, or any adjournment thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment of the persons appointed in the proxies.

SHAREHOLDER COMMUNICATIONS

Shareholders and other interested parties who desire to communicate directly with the Company's Board or the independent, non-management directors should submit communications in writing addressed to Audit Committee Chair, Mercer Insurance Group, Inc., P.O. Box 278, Pennington, New Jersey 08534.

Shareholders, employees and other interested parties who desire to express a concern relating to accounting or auditing matters should communicate directly with the Company's Audit Committee in writing addressed to Audit Committee Chair, Mercer Insurance Group, Inc., P.O. Box 278, Pennington, New Jersey 08534.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Any shareholder desiring to present a proposal for inclusion in Mercer's proxy statement relating to the 2010 Annual Meeting of Shareholders should submit the proposal in writing to: Chairman, Mercer Insurance Group, Inc., Executive Offices, P.O. Box 278, Pennington, New Jersey 08534 no later than December 18, 2009. If next year's annual meeting is held on a date more than 30 calendar days from April 15, 2010, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting.

Pursuant to our bylaws, any shareholder desiring to propose a matter to be considered at the 2010 Annual Meeting of Shareholders but not requesting that such matter be included in the proxy statement relating to the Meeting must submit the proposal in writing to: Secretary, Mercer Insurance Group, Inc., Executive Offices, P.O. Box 278, Pennington, New Jersey 08534 no more than one-hundred fifty (150) days nor fewer than ninety (90) days before the 2010 Annual Meeting of Shareholders. The proxy for our 2010 Annual Meeting of Shareholders will confer discretionary authority to vote for any matter of which we did not have notice in accordance with the preceding sentence.

By Order of the Board of Directors,

Paul D. Ehrhardt

Corporate Secretary

March 18, 2009

(This page intentionally left blank)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
transition period from to .

Commission file number 000-25425

Mercer Insurance Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2934601**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10 North Highway 31
P.O. Box 278
Pennington, NJ 08534
(Address of principal executive offices)

Registrant's telephone number, including area code:
(609) 737-0426

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Common Stock (no par value)
Title of Each Class:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates (computed by reference to the price at which the common stock was last sold) as of the last business day of the Registrant's most recently completed second fiscal quarter was: $113,262,359.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of March 2, 2009. Common Stock, no par value: 6,443,560.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

FORM 10-K

For the Year Ended December 31, 2008

Table of Contents

PART I

ITEM 1. *BUSINESS*

THE HOLDING COMPANY

Mercer Insurance Group, Inc. (the "Holding Company", the "Company", or "MIG") is a holding company which resulted from the conversion of Mercer Mutual Insurance Company from the mutual to the stock form of organization on December 15, 2003 (the "Conversion"). Prior to the Conversion, and since 1844, Mercer Mutual Insurance Company was engaged in the business of selling property and casualty insurance. Mercer Mutual Insurance Company, a Pennsylvania domiciled company, changed its name to Mercer Insurance Company immediately after the Conversion, and became a subsidiary of the Holding Company.

Mercer Insurance Group, Inc. and subsidiaries (collectively, the Group) includes Mercer Insurance Company (MIC), its subsidiaries Queenstown Holding Company, Inc. (QHC) and its subsidiary Mercer Insurance Company of New Jersey, Inc. (MICNJ), Franklin Holding Company, Inc. (FHC) and its subsidiary Franklin Insurance Company (FIC), and BICUS Services Corporation (BICUS), Financial Pacific Insurance Group, Inc. (FPIG) and its subsidiaries, Financial Pacific Insurance Company (FPIC) and Financial Pacific Insurance Agency (FPIA), which is currently inactive. FPIG also holds an interest in three statutory business trusts that were formed for the purpose of issuing Floating Rate Capital Securities.

OVERVIEW OF THE BUSINESS

MIG, through its property and casualty insurance subsidiaries, provides a wide array of property and casualty insurance products designed to meet the insurance needs of individuals in New Jersey and Pennsylvania, and small and medium-sized businesses throughout Arizona, California, Nevada, New Jersey, Oregon and Pennsylvania. A limited amount of business is written in New York to support accounts in adjacent states.

The Group's operating subsidiaries are licensed collectively in twenty two states, but are currently focused on doing business in seven states; Arizona, California, Nevada, New Jersey, New York, Pennsylvania and Oregon. MIC and MICNJ are licensed to write property and casualty insurance in New York, and write business there which supports existing accounts FPIC holds an additional fifteen state licenses outside of the Group's current focus area. Currently, only direct mail surety policies are being written in some of these states.

The insurance affiliates within the Group participate in a reinsurance pooling arrangement (the "Pool") whereby each insurance affiliate's underwriting results are combined and then distributed proportionately to each participant. FPIC joined the Pool effective January 1, 2006, after receiving regulatory approvals. Each insurer's share in the Pool is based on their respective statutory surplus from the most recently filed statutory annual statement as of the beginning of each year.

All insurance companies in the Group have been assigned a group rating of "A" (Excellent) by A.M. Best. The Group has been assigned that rating for the past 8 years. An "A" rating is the third highest rating of A.M. Best's 16 possible rating categories.

The Group is subject to regulation by the insurance regulators of each state in which it is licensed to transact business. The primary regulators are the Pennsylvania Insurance Department, the California Department of Insurance, and the New Jersey Department of Banking and Insurance, because these are the regulators for the states of domicile of the Group's insurance subsidiaries, as follows: MIC (Pennsylvania-domiciled), FPIC (California-domiciled), MICNJ (New Jersey-domiciled), and FIC (Pennsylvania-domiciled).

We manage our business and report our operating results in three operating segments: commercial lines insurance, personal lines insurance and the investment function. Assets are not allocated to segments and are reviewed in the aggregate for decision-making purposes. Our commercial lines insurance business consists primarily of multi-peril, general liability, commercial auto, surety and related insurance coverages. Our personal lines insurance business consists primarily of homeowners (in New Jersey and Pennsylvania) and private passenger automobile (in Pennsylvania only) insurance coverages. The Group markets its products through a network of approximately 561 independent agents, of which approximately 277 are located in New Jersey and Pennsylvania, 224 in California, and the balance in Arizona, Nevada and Oregon.

OUR INSURANCE COMPANIES

Mercer Insurance Company

MIC is a stock Pennsylvania insurance company originally incorporated under a special act of the legislature of the State of New Jersey in 1844 as a mutual insurance company. On October 16, 1997, it filed Articles of Domestication with Pennsylvania which changed its state of domicile from New Jersey to Pennsylvania, and then subsequently changed its name to Mercer Insurance Company after the Conversion in 2003. MIC owns all of the issued and outstanding capital stock of QHC, which owns all of the issued and outstanding capital stock of MICNJ. MIC also owns 49% of the issued and outstanding stock of FHC, which owns all of the issued and outstanding capital stock of FIC. The remaining 51% of FHC is owned by MIG.

MIC is a property and casualty insurer of primarily small and medium-sized businesses and property owners located in New Jersey and Pennsylvania. It markets commercial multi-peril and homeowners policies, as well as other liability, workers' compensation, fire, allied, inland marine and commercial automobile insurance. MIC does not market private passenger automobile insurance in New Jersey. MIC is subject to examination and comprehensive regulation by the Pennsylvania Insurance Department. See "Business — Regulation."

Mercer Insurance Company of New Jersey, Inc.

MICNJ is a stock property and casualty insurance company that was incorporated in 1981. It writes the same lines of business as MIC, with its book of business predominantly located in New Jersey. MICNJ is subject to examination and comprehensive regulation by the New Jersey Department of Banking and Insurance. See "Business — Regulation."

Franklin Insurance Company

FIC is a stock property and casualty insurance company that was incorporated in 1997. MIC acquired 49% of FIC in 2001, with the remaining 51% acquired by MIG as part of the Conversion transaction in 2003. FIC currently offers private passenger automobile and homeowners insurance to individuals located in Pennsylvania. FIC is subject to examination and comprehensive regulation by the Pennsylvania Insurance Department. See "Business — Regulation."

Financial Pacific Insurance Company

FPIC is a stock property and casualty company that was incorporated in California in 1986 and commenced business in 1987. The Group acquired all of the outstanding stock of FPIG, the holding company for FPIC, on October 1, 2005. FPIC is based in Rocklin, California, and writes primarily commercial package policies for small to medium-sized businesses in targeted classes. It has developed specialized underwriting and claims handling expertise in a number of classes of business, including apartments, restaurants, artisan contractors and ready-mix operators. FPIC's business is heavily weighted toward the liability lines of business (commercial multi-peril liability, commercial auto) but also includes commercial multi-peril property, commercial auto physical damage and surety for small and medium-sized businesses. FPIC is licensed in nineteen western states, and actively writes insurance (other than its direct-marketed surety business) in four (Arizona, California, Nevada and Oregon). FPIC is subject to examination and comprehensive regulation by the California Department of Insurance. See "Business — Regulation."

OUR BUSINESS STRATEGIES

The acquisition of FPIG has moved the Group closer to its goals of a higher proportion of commercial lines premiums as well as product and geographic diversity. As a west coast-based commercial writer, the addition of FPIG resulted in an expansion of our geographic scope and a meaningful line of business diversification. We will continue our efforts to pursue geographic and product line diversification in order to diminish the importance of any one line of business, class of business or territory.

Increase our commercial writings

In recent years, and including the FPIG acquisition, the Group has taken steps to increase commercial premium volume, and we will continue our focus on this goal. Growth in commercial lines reduces our personal lines exposure as a percentage of our overall exposure, which reduces the relative adverse impact that weather-related property losses can have on us. Increased commercial lines business also benefits us because we have greater flexibility in establishing rates for these lines.

In order to attract and retain commercial insurance business, we have developed insurance products and underwriting guidelines specifically tailored to meet the needs of particular types of businesses. These programs are continually refined and, if successful, expanded based on input from our producers and our marketing personnel. We are continually looking for new types of business where we can apply this focus.

We have specialized pricing approaches and/or products designed for religious institutions, contracting, apartment, restaurant, condominium and "main street" accounts as well as various other types of risks. The products, rates and eligibilities vary based on our opinion of the local market opportunities for products in a given area.

We believe that there is an opportunity to increase our volume of commercial business by working with our existing producers of commercial lines business and forming and developing relationships with new producers that focus on commercial business. We believe an increasing share of this market is desirable and attainable given our existing relationships with our producers and our insureds.

For selected commercial lines products, we have developed technology that will allow our agents to rate and bind transactions via an internet-based rating system. Based on the success of this technology, our goal would be to expand the process to other products at some point in the future. We launched this process in late 2008 in California and launched a similar process for New Jersey and Pennsylvania agents in January, 2009. We believe that there is an opportunity to increase our commercial lines writings by expanding the use of internet-based processing in 2009 and beyond.

We began writing our business owners policy in the California territory in the fourth quarter of 2008. This product targets small to medium sized businesses which we believe are somewhat less price sensitive than larger accounts. This product will also help to balance FPIC's business between property and casualty exposures. Additionally, a new contracting product which specializes in covering artisan contractors is being developed for Arizona, California, Nevada and Oregon and is targeted for introduction in early 2009. Artisan contractors primarily provide repair and maintenance services, and this segment tends to experience less severe market fluctuations compared to the real estate construction industry.

Both the California business owners and western states artisan product will be transacted using an internet-based rating process where agents will be able to rate and bind these products, subject to pre-programmed underwriting criteria.

Diversify our business geographically

As of December 31, 2008, 2007 and 2006 our direct written premiums were distributed as follows:

	Years Ended December 31,			% of Total		
	2008	2007	2006	2008	2007	2006
		(In thousands)				
California	$ 89,629	$100,202	$ 97,628	54.3%	54.7%	52.5%
New Jersey	47,000	48,750	51,302	28.4%	26.7%	27.6%
Pennsylvania	13,332	13,259	14,274	8.1%	7.2%	7.7%
Nevada	8,494	11,670	14,235	5.1%	6.4%	7.7%
Arizona	4,711	6,134	5,031	2.8%	3.4%	2.7%
Oregon	1,995	2,758	3,107	1.2%	1.5%	1.7%
Other States	216	134	168	0.1%	0.1%	0.1%
Total	$165,377	$182,907	$185,745	100.0%	100.0%	100.0%

We hold twenty two state licenses, and we are currently focused on doing business in primarily seven of these states (including New York, where our activity is currently limited to supporting accounts located in adjacent states). These state licenses provide additional opportunity for future growth when market opportunities dictate utilization of those licenses. If market opportunities indicate desirable growth is available through the acquisition of additional state licenses, we will pursue licenses in new states.

Attract and retain high-quality producers with diverse customer bases

We believe our insurance companies have a strong reputation with producers and insureds for personal attention and prompt, efficient service. This reputation has allowed us to foster our relationships with many high volume producers. Several of these producers focus primarily on commercial business and are located in areas we have targeted as growth opportunities within our territories. We intend to focus our marketing efforts on maintaining and improving our relationships with these producers, as well as on attracting new high-quality producers in areas with a substantial potential for growth. We also intend to continue to develop and tailor our commercial programs to enable our products to meet the needs of the customers served by our producers.

Reduce our ratio of expenses to net premiums earned

We are committed to improving our profitability by reducing expenses through the use of enhanced technology, by increasing our net premium revenue through the strategic deployment of our capital and by prudently deploying our workforce to build efficiencies in our processes.

Reduce our reliance on reinsurance

We continue to reduce our reliance on reinsurance by increasing our retention of business written by our insurance companies on individual property and casualty risks. Our capital is best utilized by retaining as much profitable business as practical. We continually evaluate our reinsurance program to reduce the cost and achieve the optimal balance between cost and protection.

We determine the appropriate level of reinsurance based on a number of factors, which include:

- the amount of capital the Group is prepared to dedicate to support its underwriting activities;
- our evaluation of our ability to absorb multiple losses; and
- the terms and limits that we can obtain from our reinsurers.

A decrease in the use of reinsurance would result in a decrease in ceded premiums and a corresponding increase in net premium revenue, but would also potentially increase our losses from claims that would previously have been reinsured. See "Business — Reinsurance" for a description of our reinsurance program.

COMMERCIAL LINES PRODUCTS

The following table sets forth the direct premiums written, net premiums earned, net loss ratios, expense ratios and combined ratios of our commercial lines products on a consolidated basis for the periods indicated. In 2007, the Group evaluated its methodology for allocating costs to its lines of business and adopted changes to such methodology in order to more accurately reflect the allocation of joint costs. This resulted in allocating less joint cost to the personal lines of business and more joint cost to the commercial lines of business, but with no net change in cost allocated to personal lines and commercial lines in the aggregate. Related 2006 amounts have been reclassified to reflect this change in allocation methodology:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Direct Premiums Written:			
Commercial multi-peril	$103,864	$116,622	$118,030
Commercial automobile	25,779	28,232	25,807
Other liability	2,408	4,251	6,246
Workers' compensation	5,833	4,959	4,697
Surety	4,711	4,987	5,388
Fire, allied, inland marine	685	979	1,424
Total	$143,280	$160,030	$161,592
Net Premiums Earned:			
Commercial multi-peril	$ 95,481	$ 90,088	$ 80,952
Commercial automobile	25,913	22,551	17,944
Other liability	1,247	2,387	5,710
Workers' compensation	5,828	5,501	6,001
Surety	3,651	4,428	4,381
Fire, allied, inland marine	305	472	473
Total	$132,425	$125,427	$115,461
Net Loss Ratios:			
Commercial multi-peril	61.8%	55.6%	66.1%
Commercial automobile	60.6	61.2	68.3
Other liability	34.7	315.3	34.0
Workers' compensation	48.0	51.4	61.8
Surety	73.9	41.5	40.0
Fire, allied, inland marine	176.7	46.9	74.7
Total	61.3%	60.8%	63.7%
Expense Ratio:			
Commercial multi-peril	35.5%	34.2%	34.3%
Commercial automobile	34.2	38.5	30.4
Other liability	56.8	36.1	38.2
Workers' compensation	28.4	19.8	22.3
Surety	44.2	34.4	18.3
Fire, allied, inland marine	65.8	46.7	55.4
Total	35.5%	34.4%	32.8%
Combined Ratios(1):			
Commercial multi-peril	97.3%	89.8%	100.4%
Commercial automobile	94.8	99.7	98.7
Other liability	91.5	351.4	72.2
Workers' compensation	76.4	71.2	84.1
Surety	118.1	75.9	58.3
Fire, allied, inland marine	242.5	93.6	130.1
Total	96.8%	95.2%	96.5%

(1) A combined ratio over 100% means that an insurer's underwriting operations are not profitable.

Commercial Multi-Peril

We write a number of multi-peril policies providing property and liability coverage. Various risk classes are written on this policy.

We offer a business owners policy that provides property and liability coverages to small businesses. This product is marketed to several distinct groups: (i) apartment building owners; (ii) condominium associations; (iii) business owners who lease their buildings to tenants; (iv) mercantile business owners, such as florists, delicatessens, and beauty parlors; and (v) offices with owner and tenant occupancies. We began writing this product in our California territory in the fourth quarter of 2008.

We offer in New Jersey and Pennsylvania a specialized multi-peril policy specifically designed for religious institutions. This enhanced product offers directors and officers coverage, religious counseling coverage and equipment breakdown coverage (through a reinsurance arrangement). Coverage for child care centers and schools is also available. We offer versions of this product to individual religious institutions as well as to denomination groups who seek coverage for participating member institutions. This product is also available in New York on a limited basis.

A custom underwritten commercial multi-peril package policy is written in the western states for select contracting classes, as well as small to medium-sized businesses within specified niche markets. This product is focused on commercial accounts primarily in non-urban areas that do not easily fit within a generic business owner policy. The target markets for this product include apartments, artisan and construction contractors, farm labor operations, service contractors, and mercantile (including restaurants) as well as various other risk types. We expect to introduce a new specialized product for artisan contractors in Arizona, California, Oregon and Nevada in early 2009.

Commercial Automobile

This product is designed to cover primarily trucks used in business, as well as company-owned private passenger type vehicles. Other specialty classes such as church vans, funeral director vehicles and farm labor buses can also be covered. The policy is marketed as a companion offering to our business owners, commercial multi-peril, religious institution, commercial property or general liability policies.

We also write heavy and extra heavy trucks through our refuse hauler, aggregate hauler and ready-mix programs offered principally in the western states and in Pennsylvania.

Other Liability

We write liability coverage for insureds who do not have property exposure or whose property exposure is insured elsewhere. The majority of these policies are written for contractors such as carpenters, painters or electricians, who often self-insure small property exposures. Coverage for both premises and products liability exposures are regularly provided. Coverage is available for other exposures such as vacant land and habitational risks.

Commercial umbrella coverage and following form excess coverage is available for insureds that insure their primary general liability exposures with us through a business owners, commercial multi-peril, religious institution or commercial general liability policy. This coverage typically has limits of $1 million to $10 million, but higher limits are available if needed. To improve processing efficiencies and maintain underwriting standards, we prefer to offer this coverage as an endorsement to the underlying liability policy rather than as a separate stand-alone policy, but both versions are available.

Workers' Compensation

We typically write workers' compensation policies in conjunction with an otherwise eligible business owners, commercial multi-peril, religious institution, commercial property or general liability policy. As of December 31, 2008, most of our workers' compensation insureds have other policies with us. Workers' compensation is written principally in New Jersey and Pennsylvania, with availability in New York on a limited basis.

Surety

The Group, through FPIC, writes a mix of contract and subdivision bonds as well as miscellaneous license and permit bonds in our western states. Our bonds are distributed through both our independent agents as well as a direct marketing effort that includes on-line sales via our web-site Bondnow.com.

Fire, Allied Lines and Inland Marine

Fire and allied lines insurance generally covers fire, lightning and extended perils. Inland marine coverage insures merchandise or cargo in transit and business and personal property. We offer these coverages for property exposures in cases where we are not insuring the companion liability exposures. Generally, the rates charged on these policies are higher than those for the same property exposures written on a multi-peril or business owners policy.

PERSONAL LINES PRODUCTS

The following table sets forth the direct premiums written, net premiums earned, net loss ratios, expense ratios and combined ratios of our personal lines products on a consolidated basis for the periods indicated. In 2007, the Group evaluated its methodology for allocating costs to its lines of business and adopted changes to such methodology in order to more accurately reflect the allocation of joint costs. This resulted in allocating less joint cost to the personal lines of business and more joint cost to the commercial lines of business, but with no net change in cost allocated to personal lines and commercial lines in the aggregate. Related 2006 amounts have been reclassified to reflect this change in allocation methodology:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Direct Premiums Written:			
Homeowners	$14,339	$14,675	$15,149
Personal automobile	5,343	5,822	6,578
Fire, allied, inland marine	2,015	1,967	1,983
Other liability	371	380	409
Workers' compensation	29	33	34
Total	$22,097	$22,877	$24,153
Net Premiums Earned:			
Homeowners	$12,503	$13,005	$13,196
Personal automobile	5,320	5,797	6,415
Fire, allied, inland marine	1,927	2,049	2,228
Other liability	375	369	341
Workers' compensation	27	28	32
Total	$20,152	$21,248	$22,212
Net Loss Ratios:			
Homeowners	78.3%	73.8%	65.2%
Personal automobile	70.8	69.2	71.6
Fire, allied, inland marine	8.5	44.1	26.0
Other liability	69.7	101.5	109.2
Workers' compensation	28.3	16.8	60.8
Total	69.5%	70.1%	63.8%
Expense Ratio:			
Homeowners	39.9%	27.7%	40.3%
Personal automobile	29.9	34.1	29.3
Fire, allied, inland marine	45.8	22.9	33.4
Other liability	30.9	18.1	44.6
Workers' compensation	24.6	10.6	22.4
Total	37.6%	28.8%	36.5%
Combined Ratios(1):			
Homeowners	118.2%	101.5%	105.5%
Personal automobile	100.7	103.3	100.9
Fire, allied, inland marine	54.3	67.0	59.4
Other liability	100.6	119.6	153.8
Workers' compensation	52.9	27.4	83.2
Total	107.1%	98.9%	100.3%

(1) A combined ratio over 100% means that an insurer's underwriting operations are not profitable.

Homeowners

Our homeowners policy is a multi-peril policy providing property and liability coverages and optional inland marine coverage. The homeowners policy is sold to provide coverage for an insured's residence. We market both a standard and a preferred homeowner product. The preferred product is offered at a discount to our standard rates to our customers who have a lower risk of loss. This product is sold only in New Jersey and Pennsylvania.

Personal Automobile

We write comprehensive personal automobile coverage including liability, property damage and all state required insurance minimums for individuals domiciled in Pennsylvania only. This product is multi-tiered with an emphasis placed on individuals with lower than average risk profiles. During 2008, we introduced a new online rating system for agents to make it easier for them to quote, sell, bind and service business.

Combination Dwelling Policy

Our combination dwelling product is a flexible, multi-line package of insurance coverages. It is targeted to be written on an owner or tenant occupied dwelling of no more than two families. The dwelling policy combines property and liability insurances but also may be written on a monoline basis. The property portion is considered a fire, allied lines and inland marine policy, and the liability portion is considered an other liability policy. This product is available in both New Jersey and Pennsylvania.

Other Liability

We write personal lines excess liability, or "umbrella," policies covering personal liabilities in excess of amounts covered under our homeowners policies. These policies are available generally with limits of $1 million to $5 million. We do not market excess liability policies to individuals unless we also write an underlying primary liability policy.

Workers' Compensation

A small portion of our workers' compensation premiums are considered personal lines insurance because our New Jersey homeowners policy is required to include workers' compensation coverage for domestic employees.

MARKETING

We market our insurance products exclusively through independent producers, with the exception of a relatively small amount of business within our surety book of business marketed online and by direct mail. All of these producers represent multiple carriers and are established businesses in the communities in which they operate. They generally market and write the full range of our insurance companies' products. We consider our relationships with our producers to be good. For the year ending December 31, 2008, 2007 and 2006, there were no agents in the Group that individually produced greater than 5% of the Group's direct written premiums.

We emphasize personal contact between our producers and the policyholders. We believe that our producers' fast and efficient service and name recognition, as well as our policyholders' loyalty to and satisfaction with producer relationships are the principal sources of new customer referrals, cross-selling of additional insurance products and policyholder retention.

Our insurance companies depend upon their producer force to produce new business, to provide customer service, and to be selective underwriters in their screening of risks for our insurance companies to consider underwriting. The network of independent producers also serves as an important source of information about the needs of the communities served by our insurance companies. We use this information to develop new products and new product features.

Producers are compensated through a fixed base commission often with an opportunity for profit sharing depending on the producer's aggregate premiums earned and loss experience. Profit sharing opportunities are for a producer's entire book of business with the Group and not specifically for any individual policy. The Group does not have any marketing services agreements, placement services agreements, or similar arrangements. By contract, our producers represent one or more of the Group's carriers. They are monitored and supported by our marketing representatives, who are employees of the Group. These marketing representatives also have principal responsibility for recruiting and training new producers.

Our insurance companies manage their producers through periodic business reviews (with underwriter and marketing participation) and establishment of benchmarks/goals for premium volume and profitability. Our insurance companies in recent years have terminated a number of underperforming producers.

Our marketing efforts are further supported by our claims philosophy, which is designed to provide prompt and efficient service, resulting in a positive experience for producers and policyholders. We believe that these positive experiences are then conveyed by producers and policyholders to many potential customers.

UNDERWRITING

Our insurance companies write their personal and commercial lines by evaluating each risk with consistently applied standards. We maintain information on all aspects of our business that is regularly reviewed to determine product line profitability. We also employ a staff of underwriters, who specialize in either personal or commercial lines, and have experience as underwriters in their specialized areas. Specific information is monitored with regard to individual insureds to assist us in making decisions about policy renewals or modifications. New property risks are frequently inspected to insure they are as desirable as suggested by the application process.

We have recently introduced, for selected products, an automated process for acceptance and rejection of small accounts through an internet-based rating system. Based on the success of this process, our goal would be to expand the process to other products at some point in the future. Though there will be less direct underwriter involvement, we are confident that underwriting standards will continue to be maintained as risks will continue to be subject to our standardized underwriting verification processes, including physical inspections.

We rely on information provided by our independent producers. Subject to certain guidelines, producers also pre-screen policy applicants. The producers have the authority to sell and bind insurance coverages in accordance with pre-established guidelines in some, but not all cases, provided their historic underwriting performance warrants such authority. Producers' results are continuously monitored, and continued poor loss ratios often result in agency termination.

CLAIMS

Claims on insurance policies are received directly from the insured or through our independent producers. Claims are then assigned to either an in-house adjuster or an independent adjuster, depending upon the size and complexity of the claim. The adjuster investigates and settles the claim. Our trend is to manage an increasing higher proportion of our claims internally without the use of independent adjusters where scale permits. The Group also has a contingency plan for adjusting and processing claims resulting from a natural catastrophe.

Claims settlement authority levels are established for each claims adjuster based upon his or her level of experience. Multi-line teams exist to handle all claims. The claims department is responsible for reviewing all claims, obtaining necessary documentation, estimating the loss reserves and resolving the claims.

We attempt to minimize claims and related legal costs by encouraging the use of alternative dispute resolution procedures. Litigated claims are assigned to outside counsel for many types of claims, however most litigated claims files handled in our western state operations are managed by in-house attorneys who have specialized training relating to construction liability issues and other casualty risks. We believe this arrangement reduces dramatically the cost of managing these types of claims, as the use of in-house attorneys dramatically reduces the cost of defense work.

TECHNOLOGY

The Group seeks to transact much of its business using technology wherever possible and, in recent years, has made significant investments in information technology platforms, integrated systems and internet-based applications.

The focus of our ongoing information technology effort is:

- to streamline how our producers' transact business with us;
- to continue to evolve our internal processes to allow for more efficient operations;
- to enable our producers to efficiently provide their clients with a high level of service;
- to enhance agency online inquiry capabilities; and
- to provide agencies with on-line reporting.

We believe that our technology initiative may increase revenues by making it easier for our insurance companies and producers to exchange information and do business. Increased ease of use is also an opportunity for us to lower expenses, eliminating the need to operate more than one system once the transition is complete. This will further reduce technology expense and simplify information technology management.

We take reasonable steps to protect information we are entrusted with in the ordinary course of business. As a core part of our disaster recovery planning, we have implemented a secure and reliable off-site disk-to-disk backup and restore capability.

INTERCOMPANY AGREEMENTS

Our insurance companies are parties to a Reinsurance Pooling Agreement. Under this agreement, all premiums, losses and underwriting expenses of our insurance companies are combined and subsequently shared based on each individual company's statutory surplus from the most recently filed statutory annual statement. The Pool has no impact on our consolidated results.

The Group's insurance subsidiaries are parties to a Services Allocation Agreement. Pursuant to this agreement, any and all employees of the Group are employees of, BICUS, a wholly owned subsidiary of MIC. BICUS has agreed to perform all necessary functions and services required by the subsidiaries of the Group in conducting their respective operations. In turn, the subsidiaries of the Group have agreed to reimburse BICUS for its costs and expenses incurred in rendering such functions and services in an amount determined by the parties. The Services Allocation Agreement has no impact on our consolidated results.

The Group and its subsidiaries are parties to a consolidated Tax Allocation Agreement that allocates to each company a pro rata share of the consolidated income tax expense based upon its contribution of taxable income to the consolidated group. The Tax Allocation Agreement has no impact on our consolidated results.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Our insurance companies are required by applicable insurance laws and regulations to maintain reserves for the payment of losses and loss adjustment expenses (LAE). These reserves are established for both reported claims and for claims incurred but not reported (IBNR), arising from the policies that have been issued related to the premiums that have been earned. The provision must be made for the ultimate cost of those claims that have occurred through the date of the balance sheet without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial projections of what our insurance companies expect to be the cost of the ultimate settlement and administration of such claims. The reserves are set based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.

In light of such uncertainties, the Group also relies on policy language, developed by the Group and by others, to exclude or limit coverage where not intended. If such language is held by a court to be invalid or unenforceable, it could materially adversely affect the Group's results of operations and financial position. The possibility of expansion of an insurer's liability, either through new concepts of liability or through a court's refusal to accept restrictive policy language, contributes to the inherent uncertainty of reserving for claims.

Unpaid losses and loss adjustment expenses, also referred to as loss reserves, are the largest liability of our property and casualty subsidiaries. Our loss reserves include case reserve estimates for claims that have been reported and bulk reserve estimates for (a) the expected aggregate differences between the case reserve estimates and the ultimate cost of reported claims and (b) claims that have been incurred but not reported as of the balance sheet date, less estimates of the anticipated salvage and subrogation recoveries. Each of these categories also includes estimates of the loss adjustment expenses associated with processing and settling all reported and unreported claims. Estimates are based upon past loss experience modified for current and expected trends as well as prevailing economic, legal and social conditions.

The amount of loss and loss adjustment expense reserves for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved, specific knowledge of the circumstances surrounding each claim, and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported losses and loss adjustment expenses are determined using historical information by line of business, adjusted to current conditions. Inflation is ordinarily provided for implicitly in the reserving function through analysis of costs, trends, and reviews of historical reserving results over multiple years. Our loss reserves are not discounted to present value.

Reserves are closely monitored and recomputed periodically using the most recent information on reported claims and a variety of projection techniques. Specifically, on at least a quarterly basis, we review, by line of business, existing reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior accident years. We use historical paid and incurred losses and accident year data to derive expected ultimate loss and loss adjustment expense ratios (to earned premiums) by line of business. We then apply these expected loss and loss adjustment expense ratios to earned premiums to derive a reserve level for each line of business. In connection with the determination of the reserves, we also consider other specific factors such as recent weather-related losses, trends in historical paid losses, economic conditions, and legal and judicial trends with respect to theories of liability. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

We perform a comprehensive annual review of loss reserves for each of the lines of business we write in connection with the determination of the year end carried reserves. The review process takes into consideration the variety of trends and other factors that impact the ultimate settlement of claims in each particular class of business. A similar review is performed prior to the determination of the June 30 carried reserves. Prior to the determination of the March 31 and September 30 carried reserves, we review the emergence of paid and reported losses relative to expectations and make necessary adjustments to our carried reserves. There are also a number of analyses of claims experience and reserves undertaken by management on a monthly basis.

When a claim is reported to us, our claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and the experience and knowledge of the estimator. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by our claims staff as more information becomes available. It is our policy to periodically review and revise case reserves and to settle each claim as expeditiously as possible.

We maintain bulk and IBNR reserves (usually referred to as "IBNR reserves") to provide for claims already incurred that have not yet been reported (and which often may not yet be known to the insured) and for future developments on reported claims. The IBNR reserve is determined by estimating our insurance companies' ultimate net liability for both reported and incurred but not reported claims and then subtracting both the case reserves and payments made to date for reported claims; as such, the "IBNR reserves" represent the difference between the estimated ultimate cost of all claims that have occurred or will occur and the reported losses and loss adjustment expenses. Reported losses include cumulative paid losses and loss adjustment expenses plus aggregate case reserves. A large proportion of our gross and net loss reserves, particularly for long tail liability classes, are reserves for IBNR losses. More than 74% and 75% of our aggregate loss reserves at December 31, 2008 and 2007, respectively, were bulk and IBNR reserves.

Some of our business relates to coverage for short-tail risks and, for these risks, the development of losses is comparatively rapid and historical paid losses and case reserves, adjusted for known variables, have been a reliable guide for purposes of reserving. "Tail" refers to the time period between the occurrence of a loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary. Some of our business relates to long-tail risks, where claims are slower to emerge (often involving many years before the claim is reported) and the ultimate cost is more difficult to predict. For these lines of business, more sophisticated actuarial techniques, such as the Bornhuetter-Ferguson method, are employed to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with a likelihood of variability from the initial estimate of ultimate losses. A substantial portion of the business written by FPIC is this type of longer-tailed casualty business. Please see the discussion under "Liabilities for Loss and Loss Adjustment Expenses of the Critical Accounting Policies" section of ITEM 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information relating to methods used to estimate reserves.

Because the establishment of loss reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss reserves and have a material adverse effect on the Group's results of operations and financial condition. We do not believe our insurance companies are subject to any material potential asbestos or environmental liability claims.

The charts below display the Company's case and IBNR reserves by line of business as of December 31, 2008 and 2007:

As of December 31, 2008

	Case Loss Reserves	Case LAE Reserves	Total Case Reserves	IBNR Reserves (including LAE)	Reinsurance Recoverable on Unpaid Losses and Loss Expenses	Net Reserves
			(In thousands)			
Homeowners	$ 4,894	—	4,894	2,491	673	6,712
Workers' compensation	3,864	—	3,864	4,321	602	7,583
Commercial multi-peril	32,501	5,737	38,238	186,205	61,450	162,993
Other liability	4,185	—	4,185	4,793	86	8,892
Other lines	60	—	60	269	104	225
Commercial auto liability	14,990	391	15,381	24,227	17,959	21,649
Commercial auto physical damage	355	17	372	2,293	860	1,805
Products liability	30	—	30	18	197	(149)
Personal auto liability	800	—	800	695	33	1,462
Personal auto physical damage	279	—	279	(21)	(20)	278
Surety	3,536	464	4,000	6,606	4,094	6,512
Total Loss & LAE Reserves	$65,494	6,609	72,103	231,897	86,038	217,962

As of December 31, 2007

	Case Loss Reserves	Case LAE Reserves	Total Case Reserves	IBNR Reserves (including LAE)	Reinsurance Recoverable on Unpaid Losses and Loss Expenses	Net Reserves
			(In thousands)			
Homeowners	$ 5,071	—	5,071	2,095	684	6,482
Workers' compensation	3,936	—	3,936	4,389	742	7,583
Commercial multi-peril	28,560	4,997	33,557	165,359	58,891	140,025
Other liability	5,395	—	5,395	7,556	546	12,405
Other lines	280	—	280	205	111	374
Commercial auto liability	10,950	387	11,337	23,369	18,094	16,612
Commercial auto physical damage	319	8	327	2,467	1,081	1,713
Products liability	15	—	15	30	197	(152)
Personal auto liability	1,103	—	1,103	714	60	1,757
Personal auto physical damage	282	—	282	93	(18)	393
Surety	1,384	9	1,393	5,426	1,994	4,825
Total Loss & LAE Reserves	$57,295	5,401	62,696	211,703	82,382	192,017

The following table shows the development of our consolidated reserves for unpaid losses and LAE from 1998 through 2008 as determined under U.S. generally accepted accounting principles (GAAP). The top line of each table shows the liabilities, net of reinsurance, at the balance sheet date, including losses incurred but not yet reported. The upper portion of each table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of each table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as additional information becomes known about the frequency and severity of claims for individual years. A redundancy exists when the re-estimated liability at each December 31 is less than the prior liability estimate. A deficiency exists when the re-estimated liability at each December 31 is greater than the prior liability estimate. The "cumulative redundancy" depicted in the tables, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

Amounts shown in the 2005 column of the table include both 2005 and prior to 2005 accident year development for FPIC, which was acquired on October 1, 2005, and accounted for as a purchase business combination.

	Year Ended December 31,					
	1998	1999	2000	2001	2002	2003
	(In thousands)					
Liability for unpaid losses and LAE net of reinsurance recoverable	$22,565	$23,643	$24,091	$25,634	$27,198	$32,225
Cumulative amount of liability paid through:						
One year later	5,525	5,842	5,726	7,376	8,840	12,772
Two years later	8,655	8,627	9,428	11,850	15,442	20,624
Three years later	10,605	11,237	12,142	15,610	19,947	26,610
Four years later	11,893	12,726	14,139	18,493	23,126	29,309
Five years later	12,554	13,613	15,750	20,123	24,156	30,939
Six years later	13,034	14,865	16,628	20,726	24,910	
Seven years later	13,888	15,702	17,210	21,187		
Eight years later	14,600	16,254	17,493			
Nine years later	15,003	16,388				
Ten years later	15,097					
Liability estimated as of:						
One year later	19,909	19,689	20,810	23,490	26,601	31,339
Two years later	17,478	18,506	19,539	22,084	26,924	32,392
Three years later	16,625	17,484	17,745	22,522	26,681	32,763
Four years later	15,826	16,167	18,050	22,047	26,507	33,228
Five years later	14,762	16,200	17,751	21,817	26,458	34,312
Six years later	14,955	16,604	17,934	22,014	26,952	
Seven years later	15,329	16,791	18,153	22,169		
Eight years later	15,523	16,919	18,210			
Nine years later	15,560	16,987				
Ten years later	15,663					
Cumulative total redundancy (deficiency), net	$ 6,902	$ 6,656	$ 5,881	$ 3,465	$ 246	$ (2,087)
Gross liability — end of year	30,948	29,471	28,766	31,059	31,348	37,261
Reinsurance recoverable — end of year	8,383	5,828	4,676	5,425	4,150	5,036
Net liability — end of year	$22,565	$23,643	$24,090	$25,634	$27,198	$32,225
Gross re-estimated liability — latest	20,939	21,800	22,482	27,057	31,974	40,536
Re-estimated reinsurance recoverable — latest	5,276	4,813	4,272	4,888	5,022	6,224
Net re-estimated liability — latest	$15,663	$16,987	$18,210	$22,169	$26,952	$34,312
Cumulative total redundancy (deficiency), gross	$10,009	$ 7,671	$ 6,284	$ 4,002	$ (626)	$ (3,275)

	Year Ended December 31,				
	2004	2005	2006	2007	2008
	(In thousands)				
Liability for unpaid losses and LAE net of reinsurance recoverable	$32,965	$132,935	$164,522	$192,017	$217,962
Cumulative amount of liability paid through:					
One year later	14,580	32,826	41,102	44,752	—
Two years later	23,011	62,178	73,491		
Three years later	29,177	87,618			
Four years later	33,369				
Five years later					
Six years later					
Seven years later					
Eight years later					
Nine years later					
Ten years later					
Liability estimated as of:					
One year later	32,427	141,357	172,693	198,148	—
Two years later	35,323	151,741	182,603		
Three years later	37,330	164,537			
Four years later	38,333				
Five years later					
Six years later					
Seven years later					
Eight years later					
Nine years later					
Ten years later					
Cumulative total redundancy (deficiency), net	$(5,368)	$(31,602)	$(18,081)	$ (6,131)	$ —
Gross liability — end of year	36,028	211,679	250,455	274,399	304,000
Reinsurance recoverable — end of year	3,063	78,744	85,933	82,382	86,038
Net liability — end of year	$32,965	$132,935	$164,522	$192,017	$217,962
Gross re-estimated liability — latest	45,024	253,431	270,431	281,172	
Re-estimated reinsurance recoverable — latest	6,691	88,894	87,828	83,024	
Net re-estimated liability — latest	$38,333	$164,537	$182,603	$198,148	
Cumulative total redundancy (deficiency), gross	$(8,996)	$(41,752)	$(19,976)	$ (6,773)	

Changes in Reinsurance

In each of the years ended December 31, 2008, 2007 and 2006, reinsurance retentions were increased. An increase in retention means that the Company retains responsibility for losses and loss adjustment expenses to a higher initial threshold before which reinsurance attaches and becomes responsible for the amount of a claim exceeding the threshold, subject to the terms of the reinsurance agreement. The impact of such an increase in retention is generally to cause the net liability for losses and loss adjustment expenses to increase, since fewer losses are ceded to reinsurers, although the direct liability for losses and loss adjustment expenses will be unchanged by a change in retention. This increase in retention will result in a decline over time in the amount of the difference between the Net Liability and Gross Liability totals in the ten-year chart above.

For further information about the Company's reinsurance program and retentions, please see the "Reinsurance" heading in this ITEM 1. "Business" section.

Prior Year Development

As a result of changes in estimates for losses on insured events occurring in prior years, the liability for losses and loss adjustment expenses increased by $6.1 million, $8.2 million and $8.4 million in 2008, 2007 and 2006, respectively.

The following table presents, by line of business, the change in the liability for unpaid losses and loss adjustment expenses incurred in the years ended December 31, 2008, 2007 and 2006, for insured events of prior years.

Prior year favorable (unfavorable) development, by line of business, reported in:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Commercial multi-peril	$(9,220)	$(5,911)	$(9,618)
Commercial automobile	3,041	2,504	1,968
Other liability	869	(4,388)	292
Workers' compensation	413	787	(525)
Homeowners	(1,093)	(1,220)	55
Personal automobile	(98)	(101)	(571)
Other lines	(43)	158	(23)
Net unfavorable prior year development	$(6,131)	$(8,171)	$(8,422)

We evaluate our estimated ultimate liability by line of business on a quarterly basis. The establishment of loss and loss adjustment expense reserves is an inherently uncertain process, and reserve uncertainty stems from a variety of sources. Court decisions, regulatory changes and economic conditions, among other factors, can affect the ultimate cost of claims that occurred in the past as well as create uncertainties regarding future loss cost trends. Similarly, actual experience, including the number of claims and the severity of claims, to the extent it varies from data previously used or projected, will be used to update the projected ultimate liability for losses, by accident year and line of business. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such changes are made. A discussion of factors contributing to an (increase) decrease in the liability for unpaid losses and loss adjustment expenses (as shown in the chart immediately above) for the Group's major lines, representing 92% of net loss and loss adjustment reserves at December 31, 2008, follows:

Commercial multi-peril

With $163.0 million, $140.0 million, and $120.1 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007 and 2006, respectively, commercial multi-peril is the line of business that carries the largest net loss and loss adjustment expense reserves, representing 75%, 73%, and 73%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007, and 2006.

The commercial multi-peril line of business experienced adverse prior year development of $9.2 million in 2008, $5.9 million in 2007 and $9.6 million in 2006. The majority of this development relates to the west coast contractor liability book of business. Contractor liability claims, particularly construction defect claims, are long-tailed in nature and develop over a period of ten to twelve years.

The adverse development in 2008 and 2007 was driven by higher than expected reported construction defect claim activity, particularly on the 1998 through 2002 accident years. The adverse development in 2006 was driven by increases in case reserve estimates on claims reported prior to 2006. The adverse development in 2008, 2007 and 2006 includes ($0.4) million, $0.7 million and $2.8 million, respectively, in reserve (decreases) increases related to accident years 1997 and prior which are pre-*Montrose* claims (see discussion of *Montrose* under the heading of Description of Ultimate Loss Estimation Methods in the Critical Accounting Policies section of ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations).

The adverse development in 2008, 2007 and 2006 also includes $1.9 million, $0.5 million and $1.1 million, respectively, in post-commutation reserve increases for losses formerly subject to reinsurance treaties.

In 2008 there was $3.5 million in favorable development on accident years 2003 through 2005, due to lower than expected loss emergence. In 2007 and 2006 there was no development on the 2003 through 2005 accident years. The favorable development was driven by a decrease in claim frequency for accident years 2003 through 2005 which reflects the impact of both rate increases and changes in underwriting.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

Commercial automobile

With $21.6 million, $16.6 million, and $13.4 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, commercial automobile is the Group's second largest reserved line of business, representing 10%, 9%, and 8%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006.

The commercial automobile line of business experienced favorable prior year development of $3.0 million in 2008, $2.5 million in 2007 and $2.0 million in 2006.

The favorable development on the commercial automobile line of business reflects a reduction in claims frequency for the recent accident years and a lower than expected emergence of losses, particularly on the Group's heavy truck programs like Ready Mix and Aggregate Haulers.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

Other liability

With $8.9 million, $12.4 million, and $9.3 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, other liability is the Group's third largest reserved line of business, representing 4%, 6%, and 6%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006.

The other liability line of business experienced favorable prior year development of $0.9 million in 2008, adverse development of $4.4 million in 2007, and favorable development of $0.3 million in 2006.

The adverse development on the other liability line of business in 2007 was primarily the result of an increase in litigation activity resulting in larger than expected settlements and increased litigation expense.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

Workers compensation

With $7.6 million, $7.6 million, and $7.3 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, workers compensation represents 3%, 4%, and 4%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006. A portion of this business is assumed from the National Involuntary Pool managed by the National Council on Compensation Insurance (NCCI).

Workers compensation reserves developed favorably in 2008 by $0.4 million, and in 2007 by $0.8 million, and developed adversely in 2006 by $0.5 million. The adverse development in 2006 occurred predominantly on business assumed from the National Involuntary Pool managed by the National Council on Compensation Insurance (NCCI).

The actuarial data reported to us by the NCCI is very volatile with significant upward and downward swings.

Workers compensation losses are impacted heavily by medical cost increases which have been significant recently.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

All Other lines

The remaining lines of business, which collectively contributed approximately $1.2 million, $1.2 million, and $0.5 million of adverse development for the years ended December 31, 2008, 2007, and 2006, respectively, do not individually reflect any significant trends related to prior year development.

Reconciliation Table for Loss and Loss Adjustment Expenses

The following table provides a reconciliation of beginning and ending consolidated loss and LAE reserve balances of the Group for the years ended December 31, 2008, 2007 and 2006, prepared in accordance with U.S. generally accepted accounting principles.

RECONCILIATION OF RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

	2008	2007	2006
		(In thousands)	
Reserves for losses and loss adjustment expenses at the beginning of period	$274,399	$250,455	$211,679
Less: Reinsurance recoverable on unpaid losses and loss expenses	(82,382)	(85,933)	(78,744)
Net reserves for losses and loss adjustment expenses at beginning of period	192,017	164,522	132,935
Add: Provision for losses and loss adjustment expenses for claims occurring in:			
Current year	89,088	83,015	79,275
Prior years	6,131	8,171	8,422
Total incurred	95,219	91,186	87,697
Less: Loss and loss adjustment expense payments for claims occurring in:			
Current year	24,521	22,589	23,284
Prior years	44,753	41,102	32,826
Total paid	69,274	63,691	56,110
Net balance, December 31	217,962	192,017	164,522
Plus reinsurance recoverable on unpaid losses and loss expenses at end of period	86,038	82,382	85,933
Reserves for losses and loss adjustment expenses at end of period	$304,000	$274,399	$250,455

Potential Impact on Reserves due to Changes in Key Assumptions

The following table presents, by line of business, the (increase) decrease in the liability for unpaid losses and loss adjustment expenses attributable to insured events of prior years incurred in the year ended December 31, 2008. Amounts shown in the 2005 column of the table include both 2005 and prior to 2005 accident year development for FPIC, which was acquired on October 1, 2005, and accounted for as a purchase business combination.

Prior Year Development in 2008:

	Total	Loss Events of Indicated Prior Years			
		2007	2006	2005	2004 and Prior
		(In thousands)			
Commercial multi-peril	$(9,220)	$1,146	$ (641)	$ (9,388)	$(337)
Commercial automobile	3,041	1,234	1,645	280	(118)
Other liability	869	1,619	988	(1,727)	(11)
Workers' compensation	413	45	320	(48)	96
Homeowners	(1,093)	(9)	(189)	(560)	(335)
Personal automobile	(98)	133	109	(50)	(290)
Other lines	(43)	(392)	649	(306)	6
Net 2008 (unfavorable) favorable prior year development	$(6,131)	$3,776	$2,881	$(11,799)	$(989)

The Company has concluded that in its judgment the range of reasonable estimates of loss and loss expense reserves, on a net basis, is likely to range from 169.2 million to 227.9 million as of December 31, 2008. Similarly, the Company concluded that in its judgment the range of reasonable estimates of loss and loss expense reserves, on a net basis, ranged from $153.5 million to $200.3 million as of December 31, 2007. The Group's net loss and loss adjustment expense reserves are carried at $218.0 million as of December 31, 2008, and $192.0 million as of December 31, 2007, toward the upper ends of the ranges for the respective years. We have not performed stochastic modeling of the reserves; however, management believes that it is probable that the final outcome will fall within the range specified above.

The table below summarizes the impact on net loss and loss adjustment expense reserves and stockholders' equity of variances from the selected carried reserves to either extreme of the management-selected range of estimates of loss and loss adjustment expense reserves, net of reinsurance, based on reasonably likely changes in the variables considered in establishing loss and loss adjustment expense reserves. The range of reasonably likely changes was established based on a review of changes in accident year development by line of business and applied to loss reserves as a whole. The asymmetry of the range of estimates reflects the general shape of the probability distribution for liability loss reserves (i.e., it is typical to have smaller redundancies more often than larger deficiencies) and the fact that the consequences of deficiencies are more severe. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios:

Range of Loss and Loss Adjustment Reserves Net of Reinsurance	Adjusted Loss and Loss Adjustment Reserves Net of Reinsurance as of December 31, 2008	Percentage Change in Stockholders Equity as of December 31, 2008(1)	Adjusted Loss and Loss Adjustment Reserves Net of Reinsurance as of December 31, 2007	Percentage Change in Stockholders Equity as of December 31, 2007(1)
	(Dollars in thousands)			
Reserve range low end	$169,228	23.4%	$153,500	19.1%
Selected reserves	$217,962	—	$192,017	—
Reserve range high end	$227,942	(4.8)	$200,300	(4.1)%

(1) Net of tax

The following paragraphs discuss considerations taken into account for the Company's major lines of business in selecting reserves for losses and loss adjustment expenses (note that in the discussions below reserves relating to

FPIC are discussed in the context of their actual accident years, notwithstanding that they are shown in the ten-year development chart and prior development charts above as attributable under purchase accounting to 2005, the year of FPIC's acquisition by the Group).

Commercial multi-peril

The Company's selection of an estimate towards the upper end of the range is related primarily to its commercial multiple peril liability book, and is due to a number of factors, including the fact that historically generally accepted actuarial projection techniques have proved somewhat inadequate in estimating loss reserves for CMP liability (more specifically, in the Company's case, contractors' liability). Trends in legal, economic, and social factors have caused development patterns for CMP liability to become more protracted; that is, claims, especially construction defect claims, are being reported much longer after the occurrence of the event giving rise to the claim. This effect causes the use of historical development patterns to understate loss reserves for more recent accident year periods. It also makes the investigation and defense of the claim more difficult and costly. We have therefore applied alternative techniques in our analysis (and segregated contractors' policies from all other policies in the analysis) and have judgmentally selected our best estimate of the loss reserves to reflect our expectation that such trends will continue.

Commercial automobile

The loss and loss adjustment expense reserves for commercial automobile liability have experienced favorable trends in the last few years. Prior to 1998, the development of reported losses was effectively complete (claims were reported and case reserves were at or near ultimate values) by about four years after the beginning of an accident year. For accident years 1998 through 2001, the development pattern extended as long as seven years. Since accident year 2003, however, the development pattern has shortened to about five years. At the same time, claims frequencies have decreased. Reliance on historical emergence patterns have produced redundancies in the loss and loss adjustment expense reserves in recent accident years.

Other liability

Reserves for other liability developed adversely in 2007 for accident years 2003 through 2006. This adverse development was due to the increased litigation activity in this line. This increase in litigation has resulted in higher settlements and higher legal expenses. We will continue to monitor the higher development trends we have observed since 2007 to determine if we will place greater emphasis on the more recent data.

Workers Compensation

The development in workers compensation reserves is almost entirely due to our experience on assumed business from the national involuntary pool, which has been volatile. We continuously review the trends in this experience and use our best judgment in estimating assumed reserves.

Sensitivity of key assumptions in reserve selection

Our process of establishing loss reserves for long-tailed classes of business takes into account a variety of key assumptions, including, but not limited to, the following:

- the selection of loss development patterns;
- the selection of Tail Factors;
- the selection of Expected Ultimate Loss Ratios; and
- for CMP liability, the Company's biggest line of business, for the older policy years (1996 and prior), the number of remaining unreported claims and expected average cost of those claims.

The relative significance of any individual assumption depends upon several considerations, such as the line of business and the accident year. If the actual experience emerges differently than the assumptions used in the process of establishing reserves, then it is possible that there will be changes in the reserve estimates (prior year development) that may be material to the results of operations in future periods. Set forth below is a discussion of the potential impact of using certain key assumptions that differ from those used in our latest reserve analysis. It is important to note that the following discussion considers each assumption individually without any consideration of the correlation (or the lack thereof) between lines of business and accident years or between assumptions, and therefore does not constitute an actuarial range. While the following discussion represents possible volatility due to variations in key assumptions identified by management, there is no assurance that future emergence of our loss experience will be consistent with either our current or alternative sets of assumptions. By the very nature of the insurance business, it is normal for loss development patterns to have a certain amount of variability.

As an illustration of the potential volatility, consider the impact of the use of the different assumptions described below in setting reserves for the Commercial multiple peril liability line, the Company's biggest line of business and the one for which reserves have been the most volatile. CMP comprises about 75% of the Group's net reserves; 98% of the reserves for CMP relate to liability; and about 80% of the CMP liability business is related to contractors.

- For CMP liability, if we chose certain alternate sets of assumptions for loss development factors, factors which would still be considered reasonable, the net (of ceded reinsurance) reserve estimates at December 31, 2008, could decrease by $22.2 million, pre-tax, implying a redundancy (i.e., reserves should be lower), or increase by $24.2 million, pre-tax, implying a deficiency (i.e., reserves should be higher).
- "Tail factors" refer to loss development factors for the oldest accident years, in this case accident years 1998 and prior. Using alternate assumptions for tail factors for CMP liability, factors which would still be considered reasonable, would create net reserve estimates at December 31, 2008, ranging from a redundancy of $8.7 million, pre-tax, to a deficiency of $9.4 million, pre-tax.
- In selecting management's best estimates of the loss reserves for the more recent accident years, we use methods that rely on expected ultimate loss ratios (the ratios of expected net ultimate losses and loss expenses to net earned premiums). Those ratios vary by accident year and class of business. For CMP liability, if we increased or decreased those expected ultimate loss ratios by 5 percentage points, then the net loss reserves at December 31, 2008, would increase by $10.4 million or decrease by $10.1 million, pre-tax, respectively.
- For the very oldest accident years (1997 and prior), the years most affected by the California *Montrose* decision, we project the reserves for incurred but not reported claims judgmentally, by selecting the number of additional claims expected to be reported, the percentage of those claims expected to be closed with payment (more than half are determined to be without merit and closed without payment of losses), and an expected average cost (including loss adjustment expenses) per claim closed with payment. We have assumed that the twelve-year statute of limitations is valid and enforceable (as it has been in the past) and that therefore there will be no additional claims reported after December 31, 2008, for accident years 1997 and prior (related to policy years 1996 and prior), that will require the payment of losses. However, there are claims still pending from these older years and it is possible that claims previously closed without payment may reopen. Using alternative assumptions, the estimates of the net reserves at December 31, 2008, could increase or decrease by about $0.5 million.

Another example of potential variability is in the Other liability line, where losses have developed at a much higher rate since 2006. We continue to monitor this line in order to determine if the recent trends will continue or if the losses will develop closer to the historical trends. Relying only on development factors observed since 2006 could lead to significant redundancies. Conversely, it is possible that higher development factors may continue.

In light of the many uncertainties involved in the estimation of reserves, we monitor the reserves monthly, quarterly, and semi-annually, and perform a comprehensive review of our reserve estimates at least twice a year. These reviews could result in the identification of information and trends that would require us to increase or decrease some reserves for prior periods and could materially affect our results of operations, equity, business, financial strength and ratings. In 2008, we experienced adverse development of $6.1 million, comprised of adverse development of $9.2 million for commercial multiple peril, offset by a redundancy of $3.0 million for commercial automobile liability and relatively small amounts of redundancies and deficiencies for other lines of business.

Statutory and GAAP Loss and Loss Expense Reserves

There are no material differences between the Company's loss and loss expense reserves under Statutory Accounting Principles and its loss reserves under U.S. Generally Accepted Accounting Principles at December 31, 2008, and 2007.

See additional discussion of loss and loss adjustment expense reserves in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies" under the sections titled "Liabilities for Loss and Loss Adjustment Expenses", "Methods Used to Estimate Loss and Loss Adjustment Expense Reserves" and "Description of Ultimate Loss Estimation Methods".

REINSURANCE

The table below summarizes for 2008, 2007 and 2006, the premiums and losses and loss adjustment expenses assumed and ceded under the Group's reinsurance programs in place for those years:

	2008	2007	2006
Premiums written:			
Direct	$165,377	$182,907	$185,745
Assumed	1,058	1,383	2,374
Ceded	(19,083)	(24,623)	(42,328)
Net premiums written	$147,352	$159,667	$145,791
Premiums earned:			
Direct	$172,817	$176,395	$182,633
Assumed	1,233	1,801	2,539
Ceded	(21,473)	(31,521)	(47,499)
Net premiums earned	$152,577	$146,675	$137,673
Losses and loss expenses incurred			
Direct	$110,150	$107,141	$115,995
Assumed	1,043	1,185	3,908
Ceded	(15,974)	(17,140)	(32,206)
Net losses and loss expenses incurred	$ 95,219	$ 91,186	$ 87,697

Reinsurance Ceded

In accordance with insurance industry practice, our insurance companies reinsure a portion of their exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance policies written by our companies are reinsured with other insurance companies principally to:

- reduce net liability on individual risks;
- mitigate the effect of individual loss occurrences (including catastrophic losses);
- stabilize underwriting results;
- decrease leverage; and
- increase our insurance companies' underwriting capacity.

Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each policy or portion of a policy is reinsured individually. Under treaty reinsurance, an agreed-upon portion of a class of business is automatically reinsured. Reinsurance also can be classified as quota share reinsurance, pro-rata reinsurance or excess of loss reinsurance. Under quota share reinsurance and pro-rata reinsurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums less a ceding commission. The ceding company in turn recovers from the reinsurer the reinsurer's share of all losses and loss adjustment expenses incurred on those risks. Under excess reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded.

The amount and scope of reinsurance coverage we purchase each year is determined based on a number of factors. These factors include the evaluation of the risks accepted, consultations with reinsurance representatives and a review of market conditions, including the availability and pricing of reinsurance. Reinsurance arrangements are placed with non-affiliated reinsurers, and are generally renegotiated annually. The decrease in ceded premium in 2008 and 2007 relates primarily to the increases in underlying retentions in 2008, 2007, and 2006, and the related decrease in ceding rates.

The largest exposure retained in 2008, 2007, and 2006 on any one individual property risk was $850,000, $750,000, and $500,000, respectively. Individual property risks in excess of these amounts are covered on an excess of loss basis pursuant to various reinsurance treaties. All property lines of business, including commercial automobile physical damage, are reinsured under the same treaties.

Except for umbrella liability, individual casualty risks that are in excess of $850,000, $750,000, and $500,000, respectively, in 2008, 2007, and 2006 are covered on an excess of loss basis up to $1.0 million per occurrence. Casualty losses in excess of $1.0 million arising from workers' compensation claims are reinsured up to $10.0 million per occurrence per insured. Umbrella liability losses (except for non-business owner policies issued by FPIC) are reinsured on a 75% quota share basis up to $1.0 million and a 100% quota share basis in excess of $1.0 million. FPIC's umbrella program is 100% reinsured (except for business owner policies).

For the surety line of business, written exclusively by FPIC, the Group maintains an excess of loss contract under which it retains the first $500,000 and 10% of the next $4.0 million resulting in a maximum retention of $900,000 per principal.

Catastrophic reinsurance protects the ceding insurer from significant aggregate loss exposure. Catastrophic events include windstorms, hail, tornadoes, hurricanes, earthquakes, riots, blizzards, terrorist activities and freezing temperatures. We purchase layers of excess treaty reinsurance for catastrophic property losses. We reinsure 100% of losses per occurrence in excess of $5.0 million for 2008 and 2007, and $2.0 million for 2006 and, up to a maximum of $55.0 million for 2008 and 2007, and $32.0 million for 2006.

The Group also carries coverage on commercial lines of business for acts of terrorism of $10.0 million excess of $3.0 million in 2008 and 2007, and excess of $2.0 million for 2006. This coverage does not apply to nuclear, chemical or biological events.

Prior to 2007, FPIC had a separate reinsurance program from the other insurance companies in the Group, which was largely a continuation of the program it had in place immediately prior to its acquisition by the Group. Commercial multi-peril property and auto physical damage coverage was reinsured, through a $1,650,000 excess of $350,000 excess of loss contract. Excess of $2.0 million, FPIC had a semi-automatic facultative agreement, which provided $8.0 million of coverage. On casualty business FPIC maintained two reinsurance layers, $250,000 excess of $250,000, and $500,000 excess of $500,000, respectively, for commercial multiple peril liability and commercial automobile liability with a syndicate of reinsurers. The maximum exposure on any one casualty risk was $250,000. Excess of $1.0 million, there was a semi-automatic facultative agreement, which provided $5.0 million of coverage.

Effective January 1, 2008, the Group renewed its reinsurance coverages with the following changes. The retention on any individual property or casualty risk was increased to $850,000 from $750,000. Pollution coverage written by FPIC is fully retained with a standard sub-limit of $150,000 (and up to $300,000 on an exception basis). Prior to 2008, FPIC reinsured 100% of its pollution coverage, which in 2007 represented $1.8 million of ceded written premium. The Group also purchased an additional $1.0 million of surety coverage (subject to a 10% retention) which results in an increased reinsurance coverage to $4.5 million from $3.5 million per principal and a maximum retention of $900,000 per principal as compared to the previous $800,000. The Group continued its primary treaties (i.e., treaties covering risk limits less than $1.0 million on casualty lines, less than $7.5 million on property lines and less than $10 million on workers' compensation) with General Reinsurance Corporation, rated A++ (Superior) by A.M. Best, their highest rating.

In conjunction with the renewal of the reinsurance program for both 2008 and 2007, the prior year reinsurance treaties were terminated on a run-off basis, requiring that for policies in force as of December 31, 2007 and 2006, respectively, these reinsurance agreements continue to cover losses occurring on these policies in the future. Therefore, the Group will remit premiums to and collect reinsurance recoverables from the reinsurers on these prior year treaties as the underlying business runs off.

As of January 1, 2006, FPIC terminated its 2005 property quota share and casualty excess of loss reinsurance contracts on a cut-off basis and restructured its reinsurance program to the structure described above. The restructuring also included the assumption of ceded unearned premiums by FPIC from the 2005 property quota share and casualty excess of loss agreements. These assumed premiums were then ceded into the respective 2006 treaties, which due to the reduced ceding rates, resulted in a $5.6 million increase in net written and earned premiums for the year ending December 31, 2006.

During the third quarter of 2006, the Group commuted all reinsurance agreements with Alea North America Insurance Company (Alea). These reinsurance agreements included participation in the property quota share and casualty excess of loss treaties. As a result of the commutation the Group received a cash payment of $4.5 million, and recorded a pre-tax net loss on commutation of $160,000.

During the fourth quarter of 2008, the Group commuted all reinsurance agreements with St Paul Fire and Marine Insurance Company. These reinsurance agreements included participation in the property quota share and casualty excess of loss treaties. As a result of the commutation the Group received a cash payment of $2.5 million, and recorded a pre-tax net gain on commutation of $0.9 million.

Prior to 2007, some of the Group's reinsurance treaties (primarily FPIC treaties) have included provisions that establish minimum and maximum cessions and allow limited participation in the profit of the ceded business. Generally, the Group shares on a limited basis in the profitability through contingent ceding commissions. Exposure to the loss experience is contractually defined at minimum and maximum levels, and the terms of such contracts are fixed at inception. Since estimating the emergence of claims to the applicable reinsurance layers is subject to significant uncertainty, the net amounts that will ultimately be realized may vary significantly from the estimated amounts presented in the Group's results of operations.

The Group's significant reinsurance treaties as of December 31, 2008 are summarized below:

Property Excess of Loss

The Property Excess of Loss program consists of three layers with coverage of $6,650,000 above an $850,000 retention. The first layer is $150,000 excess of $850,000 with a per occurrence limit of $450,000. The second layer is $4.0 million excess of $1.0 million with a per occurrence limit of $8.0 million. The third layer is $2.5 million excess of $5.0 million with a per occurrence limit of $2.5 million. The first and second layers have no annual aggregate limit or reinstatement premium. The third layer has a $5.0 million annual aggregate limit and a reinstatement premium based on the reinsurance premium multiplied by the percentage of reinstated limit. The Group purchases facultative coverage in excess of these limits. Effective January 1, 2009, this program was renewed with the Group increasing its retention to $1.0 million from $850,000 and thereby eliminating the first layer of coverage. There will be no change to coverage excess of $1.0 million for 2009.

Property Catastrophe Excess of Loss

The Property Catastrophe Excess of Loss program consists of three layers with coverage of $50.0 million above a $5.0 million retention. The first layer is $5.0 million excess of $5.0 million with a per occurrence limit of $5.0 million. The second layer is $10.0 million excess of $10.0 million with a per occurrence limit of $10.0 million. The third layer is $35.0 million excess of $20.0 million with a per occurrence limit of $35.0 million. There is an annual aggregate limit of $10.0 million on the first layer, $20.0 million on the second layer and $70.0 million on the third layer. There is a reinstatement premium on each layer based on 50% of the reinsurance premium multiplied by the percentage of reinstated limit. There will be no change to this program's structure for 2009.

Casualty Excess of Loss

The Casualty Excess of Loss program consists of four layers with coverage of $9,150,000 above an $850,000 retention. The first layer is $150,000 excess of $850,000 with a per occurrence limit of $150,000. The second layer is $1.0 million excess of $1.0 million with a per occurrence limit of $1.0 million. The third layer is $3.0 million excess of $2.0 million with a per occurrence limit of $3.0 million. The fourth layer is only for the workers' compensation line of business and is $5.0 million excess of $5.0 million with a per occurrence limit of $5.0 million. The first layer has no annual aggregate limit or reinstatement premium. The second, third and fourth layers have a $5.0 million, $6.0 million and $10.0 million annual aggregate limit and no reinstatement premium, respectively. Effective January 1, 2009, this program was renewed with the Group increasing its retention to $1.0 million from $850,000 and thereby eliminating the first layer of coverage. There will be no change to coverage excess of $1.0 million for 2009.

Umbrella Liability Quota Share

The Umbrella Liability Quota Share program consists of two treaties, one for MIC, MICNJ, and FIC, and one for FPIC. The East coast treaty reinsures losses on a 75% quota share basis up to $1.0 million and on a 100% quota share basis in excess of $1.0 million. The FPIC treaty reinsures losses on a 100% quota share basis with the exception of business owner policies, which are reinsured 75% up to $1.0 million and then on a 100% quota share basis in excess of $1.0 million. The East coast treaty provides for up to $10.0 million in limit, and the FPIC treaty provides for $5.0 million. The Group purchases facultative coverage in excess of these limits. For 2009 the FPIC treaty will be reinsuring all policies on a 75% quota share basis up to $1.0 million and on a 100% quota share basis in excess of $1.0 million.

Surety Excess of Loss

The Surety Excess of Loss program consists of four layers with coverage of $4.0 million above a $500,000 retention. The first layer is $1.5 million excess of $500,000 with a 10% retention and a per occurrence limit of $1,350,000. The second layer is $1.5 million excess of $2.0 million with a 10% retention and a per occurrence limit of $1,350,000. The third layer is $500,000 excess of $3.5 million with a 10% retention and a per occurrence limit of $450,000. The fourth layer is $500,000 excess of $4.0 million with a 10% retention and a per occurrence limit of $450,000. The first and second layers have a $2.7 million annual aggregate limit and a 25% and 50%, respectively, reinstatement premium. The third and fourth layers each have a $450,000 annual aggregate and no reinstatement premium. The Group's maximum retention is $900,000 per principal. There will be no change to this program's structure for 2009.

Terrorism

The Terrorism program consists of three treaties. The first treaty is $10.0 million above a $3.0 million retention for commercial lines of business. This coverage does not apply to nuclear, chemical or biological events. The annual aggregate limit is $10.0 million. The second treaty is the Property Terrorism Excess treaty with coverage of $6,650,000 above a $850,000 retention. This coverage does not apply to nuclear, chemical or biological events. The annual aggregate limit is $6,650,000. The third treaty is the Workers' Compensation Terrorism treaty with coverage of $4,150,000 above a $850,000 retention. This coverage does not apply to nuclear, chemical or biological events. The annual aggregate limit is $4,150,000. Effective January 1, 2009, this program was renewed with the Group increasing its retention to $1.0 million from $850,000. There will be no change to coverage excess of $1.0 million for 2009.

Reinsurance Assumed

We generally do not assume risks from other insurance companies. However, we are required by statute to participate in certain residual market pools. This participation requires us to assume business for workers' compensation and for property exposures that are not insured in the voluntary marketplace. We participate in these residual markets pro rata on a market share basis, and as of December 31, 2008, our participation is not material. For the years ended December 31, 2008, 2007 and 2006, our insurance companies assumed $1.1 million, $1.4 million and $2.4 million of written premiums, respectively.

Reinsurer Credit Risk

The insolvency or inability of any reinsurer to meet its obligations to us could have a material adverse effect on our results of operations or financial condition. As of December 31, 2008, the Group's five largest reinsurers based on percentage of ceded premiums are set forth in the following table:

Name	Percentage of Ceded Premiums	A.M. Best Rating
1. General Reinsurance Corporation	37%	A++
2. Berkley Insurance Company	34%	A+
3. Munich Reinsurance America, Inc.	12%	A+
4. Hartford Steam Boiler Inspection and Insurance Company	6%	A
5. Montpelier Reinsurance	2%	A−

The following table sets forth the five largest amounts of loss and loss expenses recoverable from reinsurers on unpaid claims as of December 31, 2008.

Name	Loss and Loss Expenses Recoverable on Unpaid Claims	A.M. Best Rating
	(In thousands)	
1. Berkley Insurance Company	$26,594	A+
2. Partner Reinsurance Company of the U.S.	17,463	A+
3. General Reinsurance Corporation	12,550	A++
4. QBE Reinsurance Corporation	8,932	A
5. Continental Casualty Company	6,194	A

The A++, A+ and A ratings are the top three highest of A.M. Best's 16 ratings. According to A.M. Best, companies with a rating of "A++" or "A+" are rated "Superior", with "...a superior ability to meet their ongoing obligations to policyholders." Companies with a rating of "A" are rated "Excellent", with "...an excellent ability to meet their ongoing obligations to policyholders."

INVESTMENTS

On a consolidated basis, all of our investments in fixed income and equity securities are classified as available for sale and are carried at fair value.

An important component of our consolidated operating results has been the return on invested assets. Our investment objectives are to: (i) maximize current yield, (ii) maintain safety of capital through a balance of high quality, diversified investments that minimize risk, (iii) maintain adequate liquidity for our insurance operations, (iv) meet regulatory requirements, and (v) increase surplus through appreciation. However, in order to enhance the yield on our fixed income securities, our investments generally have a longer duration than the duration of our insurance liabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subsection entitled "Quantitative and Qualitative Information about Market Risk."

Our investment policy requires that investments be made in a portfolio consisting of bonds, equity securities, and short-term money market instruments. Our equity investments are concentrated in companies with larger capitalizations. The investment policy does not permit investment in unincorporated businesses, private placements or direct mortgages, foreign denominated securities, financial guarantees or commodities. The Board of Directors of the Group has developed this investment policy and reviews it periodically.

The following table sets forth consolidated information concerning our investments.

	At December 31, 2008		At December 31, 2007		At December 31, 2006	
	Cost(2)	Fair Value	Cost(2)	Fair Value	Cost(2)	Fair Value
	(In thousands)					
Fixed income securities(1):						
United States government and government agencies(3)	$ 84,747	$ 87,975	$ 83,016	$ 83,715	$ 75,683	$ 74,981
Obligations of states and political subdivisions	143,042	145,125	142,873	144,026	116,361	116,298
Industrial and miscellaneous	77,859	77,499	65,109	65,208	53,298	52,717
Mortgage-backed securities	25,427	23,488	30,980	31,289	29,427	29,458
Total fixed income securities	331,075	334,087	321,978	324,238	274,769	273,454
Equity securities	9,232	10,203	12,500	17,930	10,940	16,522
Short-term investments	—	—	—	—	7,692	7,692
Total	$340,307	$344,290	$334,478	$342,168	$293,401	$297,668

(1) In our consolidated financial statements, investments are carried at fair value.

(2) Original cost of equity and fixed income securities adjusted for other than temporary impairment writedowns and amortization of premium and accretion of discount.

(3) Includes approximately $66,576, $56,142 and $48,840 (cost) and $68,696, $56,637 and $48,548 (estimated fair value) of mortgage-backed securities backed by the U.S. government and government agencies as of December 31, 2008, 2007 and 2006, respectively.

The following table shows our Industrial and miscellaneous fixed income securities and equity holdings by industry sector:

	December 31, 2008		December 31, 2007	
	Cost(1)	Fair Value	Cost(1)	Fair Value
	(In thousands)			
Industrial and miscellaneous:				
Fixed income securities				
Financial	$36,520	$36,065	$35,784	$35,603
Retail specialty	27,561	27,810	19,434	19,601
Energy	9,680	9,444	4,298	4,355
Pharmaceutical	2,249	2,320	2,747	2,792
Information Technology	1,849	1,860	2,846	2,857
Total	$77,859	$77,499	$65,109	$65,208
Equity securities				
Financial	$ 2,329	$ 2,343	$ 4,364	$ 6,007
Retail specialty	4,117	4,565	4,083	6,037
Energy	746	1,135	953	1,620
Pharmaceutical	794	974	840	1,379
Information Technology	1,246	1,186	1,637	2,115
Transportation	—	—	623	772
Total	$ 9,232	$10,203	$12,500	$17,930

(1) Original cost of equity securities; original cost of fixed income securities adjusted for amortization of premium and accretion of discount, as well as any impairment write-downs.

The table below contains consolidated information concerning the investment ratings of our fixed maturity investments at December 31, 2008.

Type/Ratings of Investment(1)(2)	Amortized Cost	Fair Value	Percentages(3)
	(Dollars in thousands)		
U.S. government and agencies	$ 84,747	$ 87,975	26.3%
AAA	90,318	89,691	26.9%
AA	87,443	88,452	26.5%
A	59,691	59,112	17.7%
BBB	7,422	7,411	2.2%
BB and lower	1,454	1,446	0.4%
Total	$331,075	$334,087	100.0%

(1) The ratings set forth in this table are based on the ratings assigned by Standard & Poor's Corporation (S&P). If S&P's ratings were unavailable, the equivalent ratings supplied by Moody's Investors Services, Inc., Fitch Investors Service, Inc. or the NAIC were used where available.

(2) The ratings shown above include, where applicable, credit enhancement by monoline bond insurers (see Item 7A for discussion of credit enhancement)

(3) Represents the fair value of the classification as a percentage of the total fair value of the portfolio.

The table below sets forth the maturity profile of our consolidated fixed maturity investments as of December 31, 2008 (note that mortgage-backed securities in the below table include securities backed by the U.S. government and agencies):

Maturity	Amortized Cost(1)	Fair Value	Percentages(2)
	(Dollars in thousands)		
1 year or less	$ 24,377	$ 24,452	7.3%
More than 1 year through 5 years	90,786	92,092	27.6%
More than 5 years through 10 years	93,830	95,860	28.7%
More than 10 years	30,079	29,499	8.8%
Mortgage-backed securities	92,003	92,184	27.6%
Total	$331,075	$334,087	100.0%

(1) Fixed maturities are carried at fair value in our consolidated financial statements.

(2) Represents the fair value of the classification as a percentage of the total fair value of the portfolio.

As of December 31, 2008, the average maturity of our fixed income investment portfolio (excluding mortgage-backed securities) was 5.0 years and the average duration was 3.5 years. Our fixed maturity investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, corporate bonds and mortgage-backed securities, most of which are exposed to changes in prevailing interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors and consultation with our portfolio advisor.

We continue to maintain a conservative, diversified investment portfolio, with fixed maturity investments representing 97% of invested assets. As of December 31, 2008, the fixed income portfolio consists of 99.6% investment grade securities, with the remaining 0.4% non-investment grade rated securities. The 0.4% includes three corporate securities held with a combined market value of $1.2 million, and one asset-backed security held with a market value of $0.2 million. The fixed income portfolio has an average rating of Aa2/AA and an average tax equivalent book yield of 5.40%.

Among its portfolio holdings, the Group's only direct subprime exposure consists of asset-backed securities (ABS) within the home equity subsector. The ABS home equity subsector totaled $0.6 million (book value) on December 31, 2008, representing 4.1% of the ABS holdings, 0.7% of the total structured product holdings, and 0.2% of total fixed income portfolio holdings. The subprime related exposure consists of three individual securities, of which two are insured by a monoline insurere against default of principal and interest. However, since FGIC and AMBAC have been downgraded from their previous AAA status, the two insured securities are now rated according to the higher of the underlying collateral or the monoline rating. One bond is rated Baa1/A while the other is rated Baa3/BB. With regard to the remaining security without monoline insurance, it is rated Aa2/AA by Moody's and S&P, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subsection entitled "Quantitative and Qualitative Information about Market Risk."

Our consolidated average cash and invested assets, net investment income and return on average cash and invested assets for the years ended December 31, 2008, 2007 and 2006 were as follows:

	Year Ended December 31,		
	2008	2007(1)	2006
	(Dollars in thousands)		
Average cash and invested assets	$366,852	$332,580	$294,358
Net investment income(1)	13,936	13,053	10,070
Return on average cash and invested assets	3.8%	3.9%	3.4%

(1) Net investment income for 2007 includes $720,000 non-recurring investment income from the retaliatory tax refund.

A.M. BEST RATING

A.M. Best rates insurance companies based on factors of concern to policyholders. All companies in the Group participate in the intercompany pooling agreement (see "Intercompany Agreements" above) and have been assigned a group rating of "A" (Excellent) by A.M. Best. The Group has been assigned that rating for the past 8 years. An "A" rating is the third highest of A.M. Best's 16 possible rating categories.

According to the A.M. Best guidelines, A.M. Best assigns "A" ratings to companies that have, on balance, excellent balance sheet strength, operating performance and business profiles. Companies rated "A" are considered by A.M. Best to have "an excellent ability to meet their ongoing obligations to policyholders." In evaluating a company's financial and operating performance, A.M. Best reviews:

- the company's profitability, leverage and liquidity;
- its book of business;
- the adequacy and soundness of its reinsurance;
- the quality and estimated market value of its assets;
- the adequacy of its reserves and surplus;
- its capital structure;
- the experience and competence of its management; and
- its marketing presence.

COMPETITION

The property and casualty insurance market is very highly competitive. Our insurance companies compete with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. Some of these competitors have substantially greater financial, technical and operating resources than our insurance companies. Within our producer's offices we compete to be a preferred market for desirable business, as well as competing with other carriers to attract and retain the best producers. Our ability to compete successfully in our principal markets is dependent upon a number of factors, many of which are outside our control. These factors include market and competitive conditions. Many of our lines of insurance are subject to significant price competition. Some companies may offer insurance at lower premium rates through the use of salaried personnel or other distribution methods, rather than through independent producers paid on a commission basis (as our insurance companies do). In addition to price, competition in our lines of insurance is based on quality of the products, quality and speed of service, financial strength, ratings, distribution systems and technical expertise.

Pricing in the property and casualty insurance industry historically has been and remains cyclical. During a soft market cycle, price competition becomes prevalent, which makes it difficult to write and retain properly priced personal and commercial lines business. In response to the current soft market, the marketplace is populated with some competitors who are significantly reducing their prices and/or offering coverage terms that are generous in relation to the premiums being charged. We believe that in some instances the prices and terms being offered, if matched by us, would not provide us with an adequate rate of return, if any.

Our policy is to maintain disciplined underwriting during soft markets, declining business which is inadequately priced for its level of risk. The market has become very highly competitive, with increasing competition being seen in virtually all classes of commercial and personal accounts. This affects our new business opportunities and creates more challenges for renewals, which can adversely impact premium revenue levels for the Group. We continue to focus on long-term profitability rather than short-term revenue. We also continue to work with our agents to target classes of business and accounts compatible with our underwriting appetite, which includes certain types of religious institutions risks, contracting risks, small business risks and property risks.

Many of our competitors offer internet-based quoting and/or policy issuance systems to their producers. In response to this improvement in marketplace technology, we have developed technology that will allow our agents to rate and bind transactions via an internet-based rating system for some products and lines of business. We launched this process in late 2008 in California and launched a similar process for New Jersey and Pennsylvania agents in January 2009. We intend on expanding the use of internet-based processing in 2009 and beyond.

A new form of competition may enter the marketplace as reinsurers attempt to diversify their insurance risk by writing business in the primary marketplace. The Group also faces competition, primarily in the commercial insurance market, from entities that may desire to self-insure their own risks.

REGULATION

General

Insurance companies are subject to supervision and regulation in the states in which they do business. State insurance authorities have broad administrative powers to administer statutes and regulations with respect to all aspects of our insurance business including:

- approval of policy forms and premium rates;
- standards of solvency, including establishing statutory and risk-based capital requirements for statutory surplus;
- classifying assets as admissible for purposes of determining statutory surplus;
- licensing of insurers and their producers;
- advertising and marketing practices;
- restrictions on the nature, quality and concentration of investments;
- assessments by guaranty associations;
- restrictions on the ability of our insurance company subsidiaries to pay dividends to us;
- restrictions on transactions between our insurance company subsidiaries and their affiliates;
- restrictions on the size of risks insurable under a single policy;
- requiring deposits for the benefit of policyholders;

- requiring certain methods of accounting;
- periodic examinations of our operations and finances;
- claims practices;
- prescribing the form and content of records of financial condition required to be filed; and
- requiring reserves for unearned premiums, losses and other purposes.

State insurance laws and regulations require our insurance companies to file financial statements with insurance departments everywhere they do business, and the operations of our insurance companies and accounts are subject to examination by those departments at any time. Our insurance companies prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

Financial Examinations

Financial examinations are conducted by the Pennsylvania Insurance Department, the California Department of Insurance, and the New Jersey Department of Banking and Insurance every three to five years. The Pennsylvania Insurance Department's last completed examination of MIC was as of December 31, 2004. Their last completed examination of FIC was as of December 31, 2004. The New Jersey Department of Banking and Insurance's last completed examination of MICNJ was as of December 31, 2004. The last examination of FPIC by the California Department of Insurance was as of December 31, 2003. These examinations did not result in any adjustments to the financial position of any of our insurance companies. In addition, there were no substantive qualitative matters indicated in the examination reports that had a material adverse impact on the operations of our insurance companies.

In 2008, the Pennsylvania Insurance Department began an examination which will be a coordinated examination with both the New Jersey Department of Banking and Insurance and the California Department of Insurance for MICNJ and FPIC, respectively. That examination was ongoing as of December 31, 2008.

NAIC Risk-Based Capital Requirements

In 1990, the NAIC began an accreditation program to ensure that states have adequate procedures in place for effective insurance regulation, especially with respect to financial solvency. The accreditation program requires that a state meet specific minimum standards in over five regulatory areas to be considered for accreditation. The accreditation program is an ongoing process and once accredited, a state must enact any new or modified standards approved by the NAIC within two years following adoption. As of December 31, 2008, Pennsylvania, New Jersey, and California, the states in which our insurance company subsidiaries are domiciled, were accredited.

Pennsylvania, New Jersey and California impose the NAIC's risk-based capital requirements that require insurance companies to calculate and report information under a risk-based formula. These risk-based capital requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. Under the formula, a company first determines its "authorized control level" risk-based capital ("RBC"). This authorized control level takes into account (i) the risk with respect to the insurer's assets; (ii) the risk of adverse insurance experience with respect to the insurer's liabilities and obligations, (iii) the interest rate risk with respect to the insurer's business; and (iv) all other business risks and such other relevant risks as are set forth in the RBC instructions. A company's "total adjusted capital" is the sum of statutory capital and surplus and such other items as the risk-based capital instructions may provide. The formula is designed to allow state insurance regulators to identify weakly capitalized companies.

The requirements provide for four different levels of regulatory attention. The "company action level" is triggered if a company's total adjusted capital is less than 2.0 times its authorized control level but greater than or equal to 1.5 times its authorized control level. At the company action level, the company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve the capital position. The "regulatory action level" is triggered if a company's total adjusted capital is less than 1.5 times but greater than or equal to 1.0 times its authorized control level. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The "authorized control level" is triggered if a company's total adjusted capital is less than 1.0 times but greater than or equal to 0.7 times its authorized control level; at this level the regulatory authority may take action it deems necessary, including placing the company under regulatory control. The "mandatory control level" is triggered if a company's total adjusted capital is less than 0.7 times its authorized control level; at this level the regulatory authority is mandated to place the company under its control. The capital levels of our insurance companies have never triggered any of these regulatory capital levels. We cannot assure you, however, that the capital requirements applicable to the business of our insurance companies will not increase in the future.

Market Conduct Regulation

State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations, which the Group is subject to from time to time. No material issues have been raised in the market conduct exams performed on the Group's insurance subsidiaries.

Property and Casualty Regulation

Our property and casualty operations are subject to rate and policy form approval. All of the rates and policy forms that we use that require regulatory approval have been filed with and approved by the appropriate insurance regulator. Our operations are also subject to laws and regulations covering a range of trade and claim settlement practices. To our knowledge, we are currently in compliance with these laws and regulations. State insurance regulatory authorities have broad discretion in approving an insurer's proposed rates. The extent to which a state restricts underwriting and pricing of a line of business may adversely affect an insurer's ability to operate that business profitably in that state on a consistent basis.

State insurance laws and regulations require us to participate in mandatory property-liability "shared market," "pooling" or similar arrangements that provide certain types of insurance coverage to individuals or others who otherwise are unable to purchase coverage voluntarily provided by private insurers. Shared market mechanisms include assigned risk plans; fair access to insurance requirements or "FAIR" plans; and reinsurance facilities, such as the New Jersey Unsatisfied Claim and Judgment Fund. In addition, some states require insurers to participate in reinsurance pools for claims that exceed specified amounts. Our participation in these mandatory shared market or pooling mechanisms generally is related to the amounts of our direct writings for the type of coverage written by the specific arrangement in the applicable state. For the three years ended December 31, 2008, 2007 and 2006, we received earned premiums from these arrangements in the amounts of $1,233,000, $1,801,000, and $2,539,000, respectively, and incurred losses and loss adjustment expenses from these arrangements in the amounts of $1,043,000, $1,185,000, and $3,908,000, respectively. Because we do not have a significant amount of direct writings in the coverages written under these arrangements, we do not anticipate that these arrangements will have a material effect on us in the future.

However, we cannot predict the financial impact of our participation in any shared market or pooling mechanisms that may be implemented in the future by the states in which we do business.

Guaranty Fund Laws

All states have guaranty fund laws under which insurers doing business in the state can be assessed to fund policyholder liabilities of insolvent insurance companies. The states in which our insurance companies do business have such laws. Under these laws, an insurer is subject to assessment depending upon its market share in the state of a given line of business. For the years ended December 31, 2008, 2007 and 2006, we incurred approximately $98,000, $(180,000), and $105,000, respectively, in assessments pursuant to state insurance guaranty association laws. We establish reserves relating to insurance companies that are subject to insolvency proceedings when we are notified of assessments by the guaranty associations. We cannot predict the amount and timing of any future assessments on our insurance companies under these laws.

Terrorism Risk Insurance Act

The Terrorism Risk Insurance Act of 2002 (TRIA) established a program that provides a backstop for insurance-related losses resulting from any act of terrorism as defined. Under this law, coverage provided by an insurer for losses caused by certified acts of terrorism is partially reimbursed by the United States under a formula under which the government pays 85% (beginning in 2007) of covered terrorism losses, exceeding a prescribed deductible. Therefore, the act limits an insurer's exposure to certified terrorist acts (as defined by the act) to the deductible formula. The deductible is based upon a percentage of direct earned premiums for commercial property and casualty policies. Coverage under the act must be offered to all property, casualty and surety insureds. On December 26, 2007, the President of the United States signed into law the Terrorism Risk Insurance Program Reauthorization Act of 2007 which extends TRIA through December 31, 2014. The law extends the temporary federal program that provides for a transparent system of shared public and private compensation for insured losses resulting from acts of terrorism.

We are currently charging a premium for terrorism coverage on our businessowners, commercial automobile, commercial workers' compensation, tenant-occupied dwelling, special contractors, special multi-peril, monoline commercial fire, monoline general liability and religious institution policies. Insureds that are charged a terrorism premium have the option (except workers' compensation) of deleting terrorism coverage to reduce their premium costs; however many do not do so. Insureds under commercial workers' compensation policies do not have the option to delete the terrorism coverage. Most other policies include terrorism coverage at no additional cost. Where allowed, we exclude coverage for losses that are from events not certified as terrorism events, with no buyback option available to the policyholder.

We are unable to predict the extent to which this legislation may affect the demand for our products or the risks that will be available for us to consider underwriting. We do not know the extent to which insureds will elect to purchase this coverage when available.

New and Proposed Legislation and Regulations

The property and casualty insurance industry continues to receive a considerable amount of publicity related to pricing, coverage terms, the lack of availability of insurance, and the issue of paying profit-sharing commissions to agents. Regulations and legislation are being proposed to limit damage awards, to control plaintiffs' counsel fees, to bring the industry under regulation by the federal government and to control premiums, policy terminations and other policy terms. We are unable to predict whether, in what form, or in what jurisdictions, any regulatory proposals might be adopted or their effect, if any, on our insurance companies.

Dividends

Our insurance companies are restricted by the insurance laws of their respective states of domicile regarding the amount of dividends or other distributions they may pay without notice to or the prior approval of the state regulatory authority.

All dividends from MIC to MIG require prior notice to the Pennsylvania Insurance Department. All "extraordinary" dividends require advance approval. A dividend is deemed "extraordinary" if, when aggregated with all other dividends paid within the preceding 12 months, the dividend exceeds the greater of (a) statutory net income (excluding realized capital gains) for the preceding calendar year or (b) 10% of statutory surplus as of the preceding December 31. As of December 31, 2008, the amount available for payment of dividends from MIC in 2009, without the prior approval, is approximately $5.7 million.

All dividends from FPIC to FPIG (wholly owned by MIG) require prior notice to the California Department of Insurance. All "extraordinary" dividends require advance approval. A dividend is deemed "extraordinary" if, when aggregated with all other dividends paid within the preceding 12 months, the dividend exceeds the greater of (a) statutory net income for the preceding calendar year or (b) 10% of statutory surplus as of the preceding December 31. As of December 31, 2008, the amount available for payment of dividends from FPIC in 2009, without the prior approval, is approximately $6.4 million.

Holding Company Laws

Most states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish certain information. This includes information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine our insurance companies and their holding companies at any time, require disclosure of material transactions by our insurance companies and their holding companies and require prior notice of approval of certain transactions, such as "extraordinary dividends" distributed by our insurance companies.

All transactions within the holding company system affecting our insurance companies and their holding companies must be fair and equitable. Notice of certain material transactions between our insurance companies and any person or entity in our holding company system will be required to be given to the applicable insurance commissioner. In some states, certain transactions cannot be completed without the prior approval of the insurance commissioner.

EMPLOYEES

All of our employees are employed directly by BICUS, a wholly owned subsidiary of MIC. Our insurance companies do not have any employees. BICUS provides management services to all of our insurance companies. As of December 31, 2008, the total number of full-time equivalent employees of BICUS was 198. None of these employees are covered by a collective bargaining agreement, and BICUS believes that its employee relations are good.

AVAILABLE INFORMATION

The Company maintains a website at www.mercerins.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge on our website as soon as practicable after electronic filing of such material with, or furnishing it to, the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS*

Risks Relating to Our Business and Industry

General Economic Conditions

A disruption in world financial markets could adversely affect demand for the Group's products, and credit risk associated with agents, customers, and reinsurers, as well as adversely affecting the Group's investment portfolio value and investment income. Disrupted markets could also adversely affect the Group's ability to raise additional capital if it needed to do so in the future.

A prolonged downturn in the construction segment of the economy would have a continued negative effect on the Group's premium volume through fewer construction risks to insure and reduced premiums for those contractors that remain in business.

During the second half of 2008, there were significant disruptions to the financial and equity markets. This resulted from, in part, failures of financial institutions on an unprecedented scale, and caused a significant reduction in liquidity and trading flows in the credit markets in addition to a dramatic widening in credit spreads. Such impacts affected the valuations of both the fixed income and equity securities held by the Group. If the financial and equity markets continue their adverse performance, the Group's business and stockholders' equity could be adversely affected.

Catastrophic Events

As a property and casualty insurer, we are subject to claims from catastrophes that may have a significant negative impact on operating and financial results. We have experienced catastrophe losses, and can be expected to experience catastrophe losses in the future. Catastrophe losses can be caused by various events, including coastal storms, snow storms, ice storms, freezing, hurricanes, earthquakes, tornadoes, wind, hail, fires, and other natural or man-made disasters. We also face exposure to losses resulting from acts of war, acts of terrorism and political instability. The frequency, number and severity of these losses are unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event.

We attempt to mitigate catastrophe risk by reinsuring a portion of our exposure. However, reinsurance may prove inadequate if:

- A major catastrophic loss exceeds the reinsurance limit;
- A number of small catastrophic losses occur which individually fall below the reinsurance retention level.

In addition, because accounting regulations do not permit insurers to reserve for catastrophic events until they occur, claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could have a material adverse affect on our financial condition or results of operations. Our ability to write new business also could be adversely affected.

Loss Reserves

We maintain reserves to cover amounts we estimate will be needed to pay for insured losses and for the expenses necessary to settle claims. Estimating loss and loss expense reserves is a difficult and complex process involving many variables and subjective judgments. Estimates are based on management assessment of the known facts and circumstances, prediction of future events, claims severity and frequency and other subjective factors. We regularly review our reserving techniques and our overall amount of reserves. We review historical data and consider the impact of various factors such as:

- trends in claim frequency and severity;
- our loss history and the industry's loss history;
- information regarding each claim for losses;
- legislative enactments, judicial decisions and legal developments regarding damages;
- changes in political attitudes; and
- trends in general economic conditions, including inflation.

Our estimated loss reserves could be incorrect and potentially inadequate. If we determine that our loss reserves are inadequate, we will have to increase them. This adjustment would reduce income during the period in which the adjustment is made, which could have a material adverse impact on our financial condition and results of operation. There is no precise way to determine the ultimate liability for losses and loss settlements prior to final settlement of the claim.

Terrorism

The threat of terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, as well as loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause losses from insurance claims related to the property and casualty insurance operations of the Group as well as a decrease in our stockholders' equity, net income and/or revenue. The Terrorism Risk Insurance Reauthorization and Extension Act of 2007 requires that some coverage for terrorist loss be offered by primary property insurers and provides Federal assistance for recovery of claims. In addition, some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of terrorism-related decreases in commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

We can offer no assurances that the threats of future terrorist-like events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

Reinsurance

Our ability to manage our exposure to underwriting risks depends on the availability and cost of reinsurance coverage. Reinsurance is the practice of transferring part of an insurance company's liability and premium under an insurance policy to another insurance company. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The availability and cost of reinsurance are subject to current market conditions and may vary significantly over time.

Significant variation in reinsurance availability and cost could result in us being unable to maintain our desired reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or obtain new coverage, it will be difficult for us to manage our underwriting risks and operate our business profitably.

It is also possible that the losses we experience on risks we have reinsured will exceed the coverage limits on the reinsurance. If the amount of our reinsurance coverage is insufficient, our insurance losses could increase substantially.

If our reinsurers do not pay our claims in a timely manner, we may incur losses. We are subject to loss and credit risk with respect to the reinsurers with whom we deal because buying reinsurance does not relieve us of our liability to policyholders. If our reinsurers are not capable of fulfilling their financial obligations to us, our insurance losses would increase.

Investments

Our investment portfolio contains a significant amount of fixed-income securities, including at different times bonds, mortgage-backed securities (MBSs) and other securities. The market values of all of our investments fluctuate depending on economic conditions and other factors. The market values of our fixed-income securities are particularly sensitive to changes in interest rates.

We may not be able to prevent or minimize the negative impact of interest rate changes. Additionally, we may, from time to time, for business, regulatory or other reasons, elect or be required to sell certain of our invested assets at a time when their market values are less than their original cost, resulting in realized capital losses, which would reduce net income.

Regulation

If we fail to comply with insurance industry regulations, or if those regulations become more burdensome, we may not be able to operate profitably.

Our insurance companies are regulated by government agencies in the states in which we do business, as well as by the federal government. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. These regulations are generally administered by a department of insurance in each state in which we do business.

State insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters.

These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

We are also subject to various accounting and financial requirements established by the NAIC. If we fail to comply with these laws, regulations and requirements, it could result in consequences ranging from a regulatory examination to a regulatory takeover of one or more of our insurance companies. This would make our business less profitable. In addition, state regulators and the NAIC continually re-examine existing laws and regulations, with an emphasis on insurance company solvency issues and fair treatment of policyholders. Insurance laws and regulations could change or additional restrictions could be imposed that are more burdensome and make our business less profitable.

We are subject to the application of U.S. generally accepted accounting principles (GAAP), which are periodically revised and/or expanded. As such, we are periodically required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board. It is possible that future changes required to be adopted could change the current accounting treatment that we apply and such changes could result in a material adverse impact on our results of operations and financial condition.

Geographic

Due to the geographic concentration of our business (principally, Arizona, California, Nevada, New Jersey, Oregon and Pennsylvania, and a limited amount in New York) catastrophe and natural peril losses may have a greater adverse effect on us than they would on a more geographically diverse property and casualty insurer.

We could be significantly affected by legislative, judicial, economic, regulatory, demographic and other events and conditions in these states. In addition, we have significant exposure to property losses caused by severe weather that affects any of these states. Those losses could adversely affect our results.

Additionally, a significant portion of our direct premium writings are written in the construction contractor markets, primarily in California. A significant downturn in the United States or California construction industry could adversely affect our direct written premiums.

Competition

The property and casualty insurance market in which we operate is very highly competitive. Competition in the property and casualty insurance business is based on many factors. These factors include the perceived financial strength of the insurer, premiums charged, policy terms and conditions, services provided, reputation, financial ratings assigned by independent rating agencies and the experience of the insurer in the line of insurance to be written. We compete with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. Many of these competitors have substantially greater financial, technical and operating resources than we have.

We pay producers on a commission basis to produce business. Some of our competitors may offer higher commissions or insurance at lower premium rates through the use of salaried personnel or other distribution methods that do not rely on independent producers. Increased competition could adversely affect our ability to attract and retain business and thereby reduce our profits from operations.

We believe that our current marketplace is experiencing significant pressure to reduce prices and/or increase coverage that is generous in relation to the premium being charged. This pricing pressure could result in fewer new business opportunities for us and possibly fewer renewals retained, which could lead to reduced direct written premium levels.

Many of our competitors offer internet-based quoting and/or policy issuance systems to their agents. Our ability to compete with marketplace technology advances could adversely affect our ability to write business and service accounts with the agency force, and could adversely impact its results of operations and financial condition.

A new form of competition may enter the marketplace as reinsurers attempt to diversify their insurance risk by writing business in the primary marketplace. We also face competition, primarily in the commercial insurance market, from entities that may desire to self-insure their own risks. The Group's ability to compete with reinsurers and self-insurers could adversely impact our results of operations and financial condition.

Rating

A reduction in our A.M. Best rating could affect our ability to write new business or renew our existing business. Ratings assigned by the A.M. Best Company, Inc. are an important factor influencing the competitive position of insurance companies. A.M. Best ratings represent an independent opinion of financial strength and ability to meet obligations to policyholders and are not directed toward the protection of investors. If our financial position deteriorates, we may not maintain our favorable financial strength rating from A.M. Best. A downgrade of our rating could severely limit or prevent us from writing desirable business or from renewing our existing business.

Key Producers

Our results of operations may be adversely affected by any loss of business from key producers. Our products are marketed by independent producers. Other insurance companies compete with us for the services and allegiance of these producers. These producers may choose to direct business to our competitors, or may direct less desirable risks to us which could have a material adverse effect on us.

Dividends

Our subsidiaries may declare and pay dividends to MIG (the holding company) only if they are permitted to do so under the insurance regulations of their respective state of domicile. If our insurance subsidiaries are unable to pay adequate dividends to us through their respective holding companies, our ability to pay shareholder dividends would be affected. All of the states in which our subsidiaries are domiciled regulate the payment of dividends. States, including New Jersey, Pennsylvania, and California require that we give notice to the relevant state insurance commissioner prior to its subsidiaries making any dividends and distributions to the parent. During the notice period, the state insurance commissioner may disallow all or part of the proposed dividend upon determination that: (i) the insurer's surplus is not reasonable in relation to its liabilities and adequate to its financial needs and those of the policyholders, or (ii) in the case of New Jersey, the insurer is otherwise in a hazardous financial condition. In addition, insurance regulators may block dividends or other paments to affiliates that would otherwise be permitted without prior approval upon determination that, because of the financial condition of the insurance subsidiary or otherwise, payment of a dividend or any other payment to an affiliate would be detrimental to an insurance subsidiary's policyholders or creditors.

We began paying a quarterly dividend in the second quarter of 2006. However, future cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors, including the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner previously discussed in this section. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution.

Technology

Our business is increasingly dependent on computer and internet-enabled technology. Our ability to anticipate or manage problems with technology associated with scalability, security, functionality or reliability could adversely affect its ability to write business and service accounts, and could adversely impact our results of operations and financial condition.

Acquisitions

We made an acquisition in 2005 and intend to grow our business in part through acquisitions in the future as part of its long term business strategy. These type of transactions involve significant challenges and risks that the acquisition will not advance our business strategy, that we won't realize a satisfactory return on the investment we make, or that we may experience difficulty in the integration of new employees, business systems, and technology or diversion of management's attention from our other businesses. These factors could adversely affect our operating results and financial condition.

Key Personnel

We could be adversely affected by the loss of our key personnel. The success of our business is dependent, to a large extent, on the efforts of certain key management personnel, and the loss of key personnel could prevent us from executing our business strategy and could significantly and negatively affect our financial condition and results of operations. As we continue to grow, we will need to recruit and retain additional qualified management personnel, and our ability to do so will depend upon a number of factors, such as our results of operations and prospects and the level of competition then prevailing in the market for qualified personnel. Recruiting key personnel can be a difficult challenge.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None

ITEM 2. *PROPERTIES*

Our main office and corporate headquarters is located at 10 North Highway 31, Pennington, New Jersey in a facility of approximately 25,000 square feet owned by MIC. We also own a tract of land adjacent to our main office property.

MIC also owns a 32,000 square foot office facility in Lock Haven, Pennsylvania. MIC sub-leases a portion of this facility.

FPIC leases approximately 25,000 square feet for the Group's west coast operations in Rocklin, California. That lease expires on December 31, 2009, subject to extension. FPIC began construction on a new 41,000 square foot building on the 2.9 acres of land it owns adjacent to the leased building, to which the Rocklin operations will be moved. The cost of the project is expected to be $6.7 million, including improvements and building permits and fees. The land is carried at $1.3 million. FPIC also owns a townhouse, used for corporate purposes, in Rocklin, California carried at $0.4 million.

ITEM 3. *LEGAL PROCEEDINGS*

Our insurance companies are parties to litigation in the normal course of business. Based upon information presently available to us, we do not consider any litigation to be material. Nonetheless, given the often large or indeterminate amounts sought in litigation, and the inherent unpredictability of litigation, an adverse outcome in certain matters could, from time to time, have a material adverse effect on our financial position, consolidated results of operations, or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

The Group's common stock trades on the NASDAQ National Market under the symbol "MIGP". As of March 2, 2009, the Group had 293 certificated shareholders holding approximately .7 million shares, with the balance of the outstanding shares held in street name.

The payment of shareholder dividends is subject to the discretion of the MIG's Board of Directors which considers, among other factors, the Group's operating results, overall financial condition, capital requirements and general business conditions. MIG began paying quarterly dividends of $0.05 per common share in the second quarter of 2006. On April 16, 2008, MIG's Board of Directors increased the quarterly dividend from $0.05 per share of common stock to $0.075 per share of common stock, effective with the payment of the June 27, 2008 dividend. The amount of dividends paid during 2008 and 2007 totaled $1.7 million and $1.3 million, respectively. The shareholder dividend was funded from the Group's insurance companies, for which approval was sought and received (where necessary) from each of the insurance companies' primary regulators. We currently expect that the present quarterly dividend of $0.075 per common share will continue through 2009.

The Group's ability to receive dividends, loans or advances from its insurance subsidiaries is subject to the approval and/or review of the insurance regulators in the respective domiciliary states of the insurance subsidiaries. Such approval and review is made under the respective domiciliary states' insurance holding company act, which generally requires that any transaction between currently related companies be fair and equitable to the insurance company and its policyholders. The Group does not believe that such restrictions reasonably limit the ability of the insurance subsidiaries to pay dividends to the Group now or in the foreseeable future.

Information regarding restrictions and limitations on the payment of cash dividends can be found in Item 1, "Business — Regulation" in the "Dividends" section.

The range of closing prices of the Group's stock, traded on the NASDAQ National Market, during 2008 was between $10.91 and $17.94 per share. The range of closing prices during each of the quarters in 2008 and 2007 is shown below:

	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter	
	2008	2007	2008	2007	2008	2007	2008	2007
Share price range:								
High	$17.01	$18.90	$17.68	$21.59	$17.85	$20.07	$17.94	$20.56
Low	$10.91	$17.40	$16.40	$17.38	$16.35	$17.94	$17.16	$17.70

Information relating to the Company's stock repurchase program and activity in the most recent quarter is presented below:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (Note 1)	Maximum Number of Shares That May Yet Be Purchased Under The Plans or Programs (Note 1)
October 1-31, 2008	54,300	$14.32	114,300	214,176
November 1-30, 2008	0	N/A	0	214,176
December 1-31, 2008	0	N/A	0	214,176
Total	54,300	$14.32	114,300	214,176

Note 1 — On April 16, 2008, the Group's Board of Directors authorized the repurchase of up to 5% of outstanding common shares of the Group. The repurchased shares will be held as treasury shares available for issuance in connection with Mercer Insurance Group's 2004 Stock Incentive Plan. In addition to the shares described above, the Group purchased 1,729 shares from employees in connection with the vesting of restricted stock in 2008. These repurchases were made to satisfy tax withholding obligations with respect to those employees and the vesting of their restricted stock. These tax-withholding shares were purchased at the current market value of the Group's common stock on the date of purchase, and were not purchased as part of the publicly announced program.

Performance Graph

Set forth below is a line graph comparing the cumulative total shareholder return on the Group's Common Stock to the cumulative total return of the Nasdaq Stock Market (U.S. Companies) and the Nasdaq Insurance Index for the period commencing December 31, 2003 and ended December 31, 2008.



175
150
125
100
75
DOLLARS
MIGP
NASDAQ Comp
NASDAQ Insurance
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08

	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
Mercer Insurance Group, Inc.	100	107	120	162	146	104
Nasdaq Companies Index	100	109	110	121	132	79
Nasdaq Insurance Index	100	120	131	147	146	129

The graph assumes $100 was invested on December 31, 2003, in the Group's Common Stock and each of the indices, and that dividends were reinvested. The comparisons in the graph are not intended to forecast or be indicative of possible future performance of our common stock.

ITEM 6. *SELECTED FINANCIAL DATA*

The following table sets forth selected consolidated financial data for MIG at and for each of the years in the five year period ended December 31, 2008. You should read this data in conjunction with the Group's consolidated financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this report.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Shares and dollars in thousands, except per share amounts)				
Revenue Data:					
Direct premiums written	$165,377	$182,907	$185,745	$ 92,240	$ 65,790
Net premiums written	147,352	159,667	145,791	75,266	59,504
Statement of Earnings Data:					
Net premiums earned	152,577	146,675	137,673	74,760	55,784
Investment income, net of expenses	13,936	13,053	10,070	4,467	2,841
Net realized investment (losses)/gains	(7,072)	24	151	1,267	484
Total revenue	161,462	161,681	149,929	81,266	59,467
Net income(7)	8,234	14,235	10,635	7,020	3,264
Comprehensive income(1)(7)	5,832	16,316	10,599	4,685	3,972
Balance Sheet Data (End of Period):					
Total assets	568,986	546,435	506,967	446,698	181,560
Total investments and cash	381,333	363,748	315,286	269,076	141,393
Stockholders' equity	137,270	133,406	115,839	103,399	100,408
Ratios:					
GAAP combined ratio(2)(7)	98.1%	95.8%	97.0%	94.9%	98.8%
Statutory combined ratio(3)(7)	98.5%	94.4%	95.2%	94.1%	95.4%
Statutory premiums to-surplus ratio(4)	1.17x	1.30x	1.27x	1.15x	0.96x
Yield on average investments, before tax(5)	3.8%	3.9%	3.4%	2.2%	2.0%
Return on average equity	6.1%	11.4%	9.7%	6.9%	3.3%
Per-share data:					
Net income:					
Basic(7)	1.32	2.32	1.77	1.18	0.52
Diluted(7)	1.30	2.25	1.71	1.14	0.51
Dividends to stockholders	0.28	0.20	0.15	—	—
Stockholders' equity	22.21	21.48	19.06	17.34	16.49
Weighted average shares:(6)					
Basic	6,217	6,144	6,023	5,943	6,236
Diluted	6,344	6,325	6,222	6,160	6,354

(1) Includes Net Income and the change in Unrealized Gains and Losses of the investment portfolio as well as a defined benefit pension adjustment.

(2) The sum of losses, loss adjustment expenses, underwriting expenses and dividends to policyholders divided by net premiums earned. A combined ratio of less than 100% means a company is making an underwriting profit.

(3) The sum of the ratio of underwriting expenses divided by net premiums written, and the ratio of losses, loss adjustment expenses, and dividends to policyholders divided by net premiums earned.

(4) The ratio of net premiums written divided by ending statutory surplus

(5) The ratio of investment income, net of expenses divided by average cash and investments

(6) Unallocated ESOP shares at December 31 of each year are not reflected in weighted average shares.

(7) The 2007 results include a non-recurring refund of state premium retaliatory taxes, plus interest, in the after-tax amounts of $2.8 million, or $0.44 per diluted share. See footnote 15 to the consolidated financial statements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

The following presents management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with the consolidated financial statements and notes thereto included in this report, and the "Description of Business" contained in Item 1 of this report. This discussion contains forward-looking information that involves risks and uncertainties. Actual results could differ significantly from these forward-looking statements.

OVERVIEW

MIG, through its property and casualty insurance subsidiaries, provides a wide array of property and casualty insurance products designed to meet the insurance needs of individuals in New Jersey and Pennsylvania, and small and medium-sized businesses throughout Arizona, California, Nevada, New Jersey, Oregon and Pennsylvania. The Group also writes a limited amount of business in New York which supports accounts in adjacent states.

The Group manages its business in three segments: commercial lines insurance, personal lines insurance, and investments. The commercial lines insurance and personal lines insurance segments are managed based on underwriting results determined in accordance with U.S. generally accepted accounting principles, and the investment segment is managed based on after-tax investment returns. In determining the results of each segment, assets are not allocated to segments and are reviewed in the aggregate for decision-making purposes.

The Group's net income is primarily determined by five elements:

- net premium earned;
- underwriting cost, including agent commissions;
- investment income;
- general and administrative expenses;
- amounts paid or reserved to settle insured claims.

Variations in premium earned are subject to a number of factors, including:

- limitations on rates arising from competitive market place conditions or regulation;
- general economic conditions and economic conditions in sectors in which the group offers insurance products, such as the construction industry;
- limitation on available business arising from a need to maintain the pricing and quality of underwritten risks;
- the Group's ability to maintain it's A ("Excellent") rating by A.M. Best;
- the ability of the Group to maintain a reputation for efficiency and fairness in claims administration;
- the availability, cost and terms of reinsurance.

Variations on investment income are subject to a number of factors, including:

- general interest rate levels;
- specific adverse events affecting the issuers of debt obligations held by the Group;
- changes in prices of debt and equity securities generally and those held by the Group specifically.

Loss and loss adjustment expenses are affected by a number of factors, including:

- the quality of the risks underwritten by the Group;
- the nature and severity of catastrophic losses;
- weather-related patterns in areas where we insured property risks;
- the availability, cost and terms of reinsurance and the financial condition of our reinsurers;
- underlying settlement costs, including medical and legal costs.

The Group seeks to manage each of the foregoing to the extent within its control. Many of the foregoing factors are partially, or entirely, outside the control of the Group.

CRITICAL ACCOUNTING POLICIES

General

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies are the most sensitive to estimates and judgments.

Liabilities for Loss and Loss Adjustment Expenses

Unpaid losses and loss adjustment expenses, also referred to as loss reserves, are the largest liability of our property and casualty subsidiaries. Our loss reserves include case reserve estimates for claims that have been reported and bulk reserve estimates for (a) the expected aggregate differences between the case reserve estimates and the ultimate cost of reported claims and (b) claims that have been incurred but not reported as of the balance sheet date, less estimates of the anticipated salvage and subrogation recoveries. Each of these categories also includes estimates of the loss adjustment expenses associated with processing and settling all reported and unreported claims. Estimates are based upon past loss experience modified for current and expected trends as well as prevailing economic, legal and social conditions.

The amount of loss and loss adjustment expense reserves for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved, specific knowledge of the circumstances surrounding each claim, and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported losses and loss adjustment expenses are determined using historical information by line of business, adjusted to current conditions. Inflation is ordinarily provided for implicitly in the reserving function through analysis of costs, trends, and reviews of historical reserving results over multiple years. Our loss reserves are not discounted to present value.

Reserves are closely monitored and recomputed periodically using the most recent information on reported claims and a variety of projection techniques. Specifically, on at least a quarterly basis, we review, by line of business, existing reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior accident years. We use historical paid and incurred losses and accident year data to derive expected ultimate loss and loss adjustment expense ratios (to earned premiums) by line of business. We then apply these expected loss and loss adjustment expense ratios to earned premiums to derive a reserve level for each line of business. In connection with the determination of the reserves, we also consider other specific factors such as recent weather-related losses, trends in historical paid losses, economic conditions, and legal and judicial trends with respect to theories of liability. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

We perform a comprehensive annual review of loss reserves for each of the lines of business we write in connection with the determination of the year end carried reserves. The review process takes into consideration the variety of trends and other factors that impact the ultimate settlement of claims in each particular class of business. A similar review is performed prior to the determination of the June 30 carried reserves. Prior to the determination of the March 31 and September 30 carried reserves, we review the emergence of paid and reported losses relative to expectations and make necessary adjustments to our carried reserves. There are also a number of analyses of claims experience and reserves undertaken by management on a monthly basis.

When a claim is reported to us, our claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and the experience and knowledge of the estimator. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by our claims staff as more information becomes available. It is our policy to periodically review and revise case reserves and to settle each claim as expeditiously as possible.

We maintain bulk and IBNR reserves (usually referred to as "IBNR reserves") to provide for claims already incurred that have not yet been reported (and which often may not yet be known to the insured) and for future developments on reported claims. The IBNR reserve is determined by estimating our insurance companies' ultimate net liability for both reported and incurred but not reported claims and then subtracting both the case reserves and payments made to date for reported claims; as such, the "IBNR reserves" represent the difference between the estimated ultimate cost of all claims that have occurred or will occur and the reported losses and loss adjustment expenses. Reported losses include cumulative paid losses and loss adjustment expenses plus aggregate case reserves. A relatively large proportion of our gross and net loss reserves, particularly for long tail liability classes, are reserves for IBNR losses. More than 74% and 75% of our aggregate loss reserves at December 31, 2008 and 2007, respectively, were bulk and IBNR reserves.

Some of our business relates to coverage for short-tail risks and, for these risks, the development of losses is comparatively rapid and historical paid losses and case reserves, adjusted for known variables, have been a reliable guide for purposes of reserving. "Tail" refers to the time period between the occurrence of a loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary. Some of our business relates to long-tail risks, where claims are slower to emerge (often involving many years before the claim is reported) and the ultimate cost is more difficult to predict. For these lines of business, more sophisticated actuarial methods, such as the Bornhuetter-Ferguson loss development method, are employed to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with a likelihood of variability from the initial estimate of ultimate losses. A substantial portion of the business written by FPIC is this type of longer-tailed casualty business.

Methods Used to Estimate Loss & Loss Adjustment Expense Reserves

We apply the following general methods in projecting loss and loss adjustment expense reserves for the Group:

1. Paid loss development;
2. Paid Bornhuetter-Ferguson loss development;
3. Reported loss development;
4. Reported Bornhuetter-Ferguson loss development; and
5. Separate developments of claims frequency and severity.

In addition, we apply several diagnostic ratio tests of the reserves for long-tailed liability lines of business, including but not limited to:

1. Retrospective tests of the ratios of IBNR reserves to earned premiums and to estimated ultimate incurred losses;

2. Retrospective tests of the ratios of the loss reserves to earned premiums and to estimated ultimate incurred losses;

3. Ratios of cumulative and incremental incurred and paid losses to earned premiums and to estimated ultimate incurred losses;

4. Ratios of cumulative and incremental paid losses to cumulative incurred losses and ratios of incremental paid losses to prior case loss and LAE reserves;

5. Ratios of cumulative average incurred loss per claim and cumulative average incurred loss per reported claim; and

6. Ratios of cumulative average paid loss per claim closed with payment and average case reserve per pending claim.

Description of Ultimate Loss Estimation Methods

The reported loss development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of claim reporting and settlement rates, as well as the consistency of case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at comparable stages of maturity. Historical "age-to-age" loss development factors are calculated to measure the relative development of an accident year from one maturity point to the next. We then select appropriate age-to-age loss development factors based on these historical factors and use the selected factors to project the ultimate losses.

The paid loss development method is mechanically identical to the incurred loss development method described above with the exception that paid losses replace incurred losses. The paid method does not rely on case reserves or their adequacy in making projections.

The validity of the results from using a loss development approach can be affected by many conditions, such as internal claim department processing changes, a shift between single and multiple claim payments, legal changes, or variations in a company's mix of business from year to year. Also, since the percentage of losses paid for immature years is often low, development factors are volatile. A small variation in the number of claims paid can have a leveraging effect that can lead to significant changes in estimated ultimates. Therefore, ultimate values for immature accident years are often based on alternative estimation techniques.

The Bornhuetter-Ferguson expected loss projection method based on reported loss data relies on the assumption that remaining unreported losses are a function of the total expected losses rather than a function of currently reported losses. The expected losses used in this analysis are selected judgmentally based upon the historical relationship between premiums and losses for more mature accident years, adjusted to reflect changes in average rates and expected changes in claims frequency and severity. The expected losses are multiplied by the unreported percentage to produce expected unreported losses. The unreported percentage is calculated as one minus the reciprocal of the selected incurred loss development factors. Finally, the expected unreported losses are added to the current reported losses to produce ultimate losses.

The calculations underlying the Bornhuetter-Ferguson expected loss projection method based on paid loss data are similar to the incurred Bornhuetter-Ferguson calculations with the exception that paid losses and unpaid percentages replace reported losses and unreported percentages.

The Bornhuetter-Ferguson method is most useful as an alternative to other models for immature accident years. For these immature years, the amounts reported or paid may be small and unstable and therefore not predictive of future development. Therefore, future development is assumed to follow an expected pattern that is supported by more stable historical data or by emerging trends. This method is also useful when changing reporting patterns or payment patterns distort the historical development of losses.

For the property lines of business (special property, personal auto physical damage, and commercial auto physical damage) the results of the reserve calculations were similar and we generally rely on an averaging of the methods utilized.

For the homeowners and commercial multi-peril lines of business (excluding California CMP business for policy years 1996 and prior) we generally rely on the incurred loss development and incurred Bornhuetter-Ferguson methods in estimating loss reserves. These two methods yield more consistent results although the two paid methods yielded reserves that were similar in total to the incurred methods.

In July of 1995, the California Supreme Court rendered its Opinion in Admiral Insurance Company vs. Montrose Chemical Corporation (the *Montrose* Decision). In that decision, the California Supreme Court ruled that in the case of a continuous and progressively deteriorating loss, such as pollution liability (or construction defect liability), an insurance company has a definitive duty to defend the policyholder until all uncertainty related to the severity and cause of the loss is extinguished.

After the *Montrose* Decision, FPIC (a subsidiary of the Group since October 1, 2005) experienced a significant increase in construction defect liability cases impacting our West Coast commercial multi-peril liability lines of business, to which it would not have been subject under the old interpretation of the law. In response, FPIC (prior to its acquisition by the Group) implemented a series of underwriting measures to limit the prospective exposure to *Montrose* and construction defect liability claims. These changes to coverage and risk selection resulted in an improvement in the post-*Montrose* underwriting results.

FPIC evaluates commercial multi-peril liability reserves by segregating pre- and post-*Montrose* activity as well as segregating contractor versus non-contractor experience. An inception to date ground-up incurred loss database was created as the basis for this new analysis. The pre-*Montrose* activity is evaluated on a report year basis, which eliminates the accident year development distortions caused by the effects of the *Montrose* Decision. For policy years 1997 and later, the reserves are analyzed using the more traditional accident year analysis.

For the casualty lines (commercial multi-peril liability, other liability, personal auto liability, commercial auto liability, workers' compensation) the paid loss development method yielded less than reliable results for the immature years, and we did not use the method in selecting ultimate losses and reserves. For these lines we primarily relied on the incurred Bornhuetter-Ferguson method for the most recent accident years and both of the incurred loss development methods for the remaining years.

The property and casualty industry has incurred substantial aggregate losses from claims related to asbestos-related illnesses, environmental remediation, product and mold, and other uncertain or environmental exposures. We have not experienced significant losses from these types of claims.

We compute our estimated ultimate liability using these principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss reserves and have a material adverse effect on the Group's results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Reserves are estimates because there are uncertainties inherent in the determination of ultimate losses. Court decisions, regulatory changes and economic conditions can affect the ultimate cost of claims that occurred in the past as well as create uncertainties regarding future loss cost trends. Accordingly, the ultimate liability for unpaid losses and loss settlement expenses will likely differ from the amount recorded at December 31, 2008.

For further information relating to the determination of loss and loss adjustment expense reserves, please see the discussion under "Loss and Loss Adjustment Expense Reserves" contained in ITEM 1. "Business" of this Form 10-K.

Investments

Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in stockholders' equity as a component of accumulated other comprehensive income and, accordingly, have no effect on net income. A decline in fair value of an investment below its cost that is deemed other than temporary is charged to earnings as a realized loss. We monitor our investment portfolio and review investments that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. These evaluations involve judgment and consider the magnitude and reasons for a decline and the prospects for the fair value to recover in the near term. Adverse investment market conditions, poor operating performance, or other adversity encountered by companies whose stock or fixed maturity securities we own could result in impairment charges in the future. Our policy on impairment of value of investments is as follows: if a security has a market value below cost it is considered impaired. For any such security a review of the financial condition and prospects of the company will be performed by the Investment Committee to determine if the decline in market value is other than temporary. If it is determined that the decline in market value is "other than temporary", the carrying value of the security will be written down to "realizable value" and the amount of the write down accounted for as a realized loss. "Realizable value" is defined for this purpose as the market price of the security. Write down to a value other than the market price requires objective evidence in support of that value.

In evaluating the potential impairment of fixed income securities, the Investment Committee will evaluate relevant factors, including but not limited to the following: the issuer's current financial condition and ability to make future scheduled principal and interest payments, relevant rating history, analysis and guidance provided by rating agencies and analysts, the degree to which an issuer is current or in arrears in making principal and interest payments, and changes in price relative to the market.

In evaluating the potential impairment of equity securities, the Investment Committee will evaluate certain factors, including but not limited to the following: the relationship of market price per share versus carrying value per share at the date of acquisition and the date of evaluation, the price-to-earnings ratio at the date of acquisition and the date of evaluation, any rating agency announcements, the issuer's financial condition and near-term prospects, including any specific events that may influence the issuer's operations, the independent auditor's report on the issuer's financial statements; and any buy/sell/hold recommendations or price projections by outside investment advisors.

In the years ended December 31, 2008, 2007 and 2006, we recorded a pre-tax charge to earnings of $6.2 million, $0.1 million and $0.1 million, respectively, for write-downs of other than temporarily impaired securities (OTTI).

During the second half of 2008, there were significant disruptions to the financial and equity markets. This resulted from, in part, failures of financial institutions on an unprecedented scale, and caused a significant reduction in liquidity and trading flows in the credit markets in addition to a dramatic widening in credit spreads. Such impacts affected the valuations of both the fixed income and equity securities we held. The loss of confidence and the so-called, "credit freeze" in the capital markets during 2008 led to several significant events, including the conservatorship of Fannie Mae and Freddie Mac, the bankruptcy filing of Lehman Brothers, and an agreement for Merrill Lynch to be acquired by Bank of America, among others.

Of the $6.2 million in 2008 OTTI write-downs, $3.9 million related to 11 fixed-income securities including the following:

- $0.5 million relating to one residential mortgage-backed security. This charge resulted from increased delinquency and default rates.

- $0.8 million relating to four asset-backed securities. These charges related to issuer-specific credit events that revolved around the performance of the underlying collateral, which had materially deteriorated. In general, these securities were experiencing increased conditional default rates and expected loss severities. Although some of these securities were insured or guaranteed by mono-line bond guarantors, downgrades have reduced our confidence in their ability to perform in the event of default. In addition, credit support for these securities has also begun to erode, thereby further increasing the potential for eventual loss.

- $2.6 million relating to six corporate bonds. These charges were also due to issuer-specific events which lead to a deteriorated financial condition.

Of the $6.2 million in 2008 OTTI write-downs, $2.3 million related to 33 equity securities, including the following:

- $1.4 million on 29 equity securities related to issuer-specific events which led to a deteriorated financial condition.

- $0.9 million on four preferred stock securities, of which the largest write-off related to an issuer that has incurred large losses on mortgage guarantee insurance coverage on residential mortgage loans.

Policy Acquisition Costs

We defer policy acquisition costs, such as commissions, premium taxes and certain other underwriting expenses that vary with and are primarily related to the production of business. These costs are amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, loss and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected loss and loss adjustment expenses, may require acceleration of the amortization of deferred policy acquisition costs. If the estimation of net realizable value indicates that the acquisition costs are unrecoverable, further analyses are completed to determine if a reserve is required to provide for losses that may exceed the related unearned premiums.

Reinsurance

Amounts recoverable from property and casualty reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for reinsurance contracts are expensed over the contract period during which insured events are covered by thc reinsurance contracts.

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid loss and loss adjustment expenses are reported separately as assets, instead of being netted with the related liabilities, because reinsurance does not relieve us of our legal liability to our policyholders. Reinsurance balances recoverable are subject to credit risk associated with the particular reinsurer. Additionally, the same uncertainties associated with estimating unpaid loss and loss adjustment expenses affect the estimates for the ceded portion of these liabilities.

We continually monitor the financial condition of our reinsurers.

Many of the reinsurance treaties participated in by the Group prior to 2007, and primarily FPIC treaties, have included provisions that establish minimum and maximum cessions and allow limited participation in the profit of the ceded business. Generally, the Group shares on a limited basis in the profitability of our reinsurance treaties through contingent ceding commissions. The Group's exposure in the loss experience is contractually defined at minimum and maximum levels. The terms of such contracts are fixed at inception. Since estimating the emergence of claims to the applicable reinsurance layers is subject to significant uncertainty, the net amounts that will ultimately be realized may vary significantly from the estimated amounts presented in the Group's results of operations.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

Contingencies

Besides claims related to its insurance products, the Group is subject to proceedings, lawsuits and claims in the normal course of business. The Group assesses the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. There can be no assurance that actual outcomes will be consistent with those assessments.

RESULTS OF OPERATIONS

Revenue and income by segment is as follows for the years ended December 31, 2008, 2007 and 2006. In 2007, the Group evaluated its methodology for allocating costs to its lines of business and adopted changes to such methodology in order to more accurately reflect the allocation of joint costs. This resulted in allocating less joint cost to the personal lines of business and more joint cost to the commercial lines of business, but with no net change in cost allocated to personal lines and commercial lines in the aggregate. Related 2006 amounts have been reclassified to reflect this change in allocation methodology:

	December 31		
	2008	2007	2006
		(In thousands)	
Revenues:			
Net premiums earned:			
Commercial lines	$132,425	$125,427	$115,461
Personal lines	20,152	21,248	22,212
Total net premiums earned	152,577	146,675	137,673
Net investment income	13,936	13,053	10,070
Realized investment (losses) / gains	(7,072)	24	151
Other	2,021	1,929	2,035
Total revenues	161,462	161,681	149,929
Income before income taxes:			
Underwriting income (loss):			
Commercial lines	4,246	5,964	4,246
Personal lines	(1,423)	234	(60)
Total underwriting income	2,823	6,198	4,186
Net investment income	13,936	13,053	10,070
Realized investment (losses) / gains	(7,072)	24	151
Other	703	714	677
Income before income taxes	$ 10,390	$ 19,989	$ 15,084

Our results of operations are influenced by factors affecting the property and casualty insurance industry in general. The operating results of the United States property and casualty insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, the availability and cost of satisfactory reinsurance, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

The availability of reinsurance at reasonable pricing is an important part of our business. Effective January 1, 2008, we increased our retention to $850,000 (from a maximum retention of $750,000 and $500,000 in 2007 and 2006, respectively) on the casualty, property and workers' compensation lines of business. As we increase the net retention of the business we write, net premiums written and earned will increase and ceded losses will decrease. The impact of increased retentions under our reinsurance program in 2008 and 2007 was offset in part by a decline in direct written premiums due to the increasingly competitive marketplace and the contraction of the economy in our markets, particularly as it relates to new construction contractors we insure. As older reinsurance treaties run off, the impact described above of the new reinsurance program will become more evident in net premiums written and net premiums earned.

We write homeowners insurance only in New Jersey and Pennsylvania, and personal automobile insurance only in Pennsylvania. Personal lines insurance is not written in any other states in which we do business.

The key elements of our business model are the sales of properly priced and underwritten personal and commercial property and casualty insurance through independent agents and the investment of the premiums in a manner designed to assure that claims and expenses can be paid while providing a return on the capital employed. Loss trends and investment performance are critical factors in influencing the success of the business model. These factors are affected by the factors impacting the insurance industry in general and factors unique to us as described in the following discussion.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

The components of income for 2008 and 2007, and the change and percentage change from year to year, are shown in the charts below. The accompanying narrative refers to the statistical information displayed in the chart immediately above the narrative.

2008 vs. 2007 Income	2008	2007	Change	% Change
	(Dollars in thousands)			
Commercial lines underwriting income	$ 4,246	$ 5,964	$(1,718)	(28.8)%
Personal lines underwriting (loss) income	(1,423)	234	(1,657)	N/M
Total underwriting income	2,823	6,198	(3,375)	(54.5)%
Net investment income	13,936	13,053	883	6.8%
Net realized investment (losses)/gains	(7,072)	24	(7,096)	N/M
Other	2,021	1,929	92	4.8%
Interest expense	(1,318)	(1,215)	(103)	8.5%
Income before income taxes	10,390	19,989	(9,599)	(48.0)%
Income taxes	2,156	5,754	(3,598)	(62.5)%
Net Income	$ 8,234	$14,235	$(6,001)	(42.2)%
Loss/LAE ratio (GAAP)	62.4%	62.2%	0.2%	
Underwriting expense ratio (GAAP)	35.7%	33.6%	2.1%	
Combined ratio (GAAP)	98.1%	95.8%	2.3%	
Loss/LAE ratio (Statutory)	62.4%	62.2%	0.2%	
Underwriting expense ratio (Statutory)	36.1%	32.2%	3.9%	
Combined ratio (Statutory)	98.5%	94.4%	4.1%	

(N/M means "not meaningful")

As previously disclosed in our SEC filings, we paid an aggregate of $3.5 million, including accrued interest, to the New Jersey Division of Taxation (the "Division") in retaliatory premium tax for the years 1999-2004. In conjunction with making such payments, we filed notices of protest with the Division with respect to the retaliatory tax imposed. The payments were made in response to notices of deficiency issued by the Division of taxation.

We received $4.3 million in 2007 as a reimbursement of protested payments of retaliatory tax, including accrued interest thereon, previously made by us for the periods 1999-2004. The refund was recorded, after reduction for Federal income tax, in the amount of $2.8 million in the 2007 consolidated statement of earnings. The allocation of the refund to 2007 pre-tax earnings included an increase to net investment income of $720,000 for the interest received on the refund, and $3.6 million as a reduction to other expense to recognize the recovery of amounts previously charged to other expense. This is a non-recurring item which significantly affected the earnings for the year ended December 31, 2007, and related performance metrics such as the combined ratio.

Our GAAP combined ratio for 2008 was 98.1%, as compared to a combined ratio for the prior year of 95.8%. On a pro-forma basis, after removing the effect of the non-recurring retaliatory tax refund described above, the GAAP combined ratio for 2007 was 98.3%. The statutory combined ratio for 2008 and 2007 was 98.5% and 94.4%, respectively. See the discussion below relating to commercial and personal lines performance.

Net investment income increased $0.9 million or 6.8% to $13.9 million in 2008 as compared to $13.1 million in 2007. This increase was driven by an increase in average cash and invested assets. Net investment income for

2007 included $720,000 of interest income as a result of the non-recurring impact of the retaliatory tax refund. Average cash and invested assets totaled $367 million for 2008 as compared to $333 million for 2007, representing an increase of $34 million, driven by operating cash flow.

Net realized investment losses amounted to $7.1 million in 2008, which is primarily driven by other than temporary impairment write-downs on investment securities, a realized loss on the mark-to-market valuation on the interest rate swaps for the trust preferred securities, offset in part by realized gains on the sales of investments. Net realized investment gains amounted to $24,000 in 2007, which is primarily realized gains on the sales of investments, offset in part by other than temporary impairments on investment securities and a realized loss on the mark-to-market valuation on the interest rate swaps for the trust preferred securities. See the discussion of other than temporary impairments on investment securities in the "Critical Accounting Policies" section. Other revenue of $2.0 million and $1.9 million in 2008 and 2007, respectively, represents primarily service charges recorded on insurance premium payment plans. Interest expense of $1.3 million and $1.2 million in 2008 and 2007, respectively, represents interest charges on the trust preferred obligations of FPIG.

Charts and discussion relating to each of our segments (commercial lines underwriting, personal lines underwriting, and the investment segment) follow with further discussion below.

2008 vs. 2007 Revenue	2008	2007	Change	% Change
	(In thousands)			
Direct premiums written	$165,377	$182,907	$(17,530)	(9.6)%
Net premiums written	147,352	159,667	(12,315)	(7.7)%
Net premiums earned	152,577	146,675	5,902	4.0%
Net investment income	13,936	13,053	883	6.8%
Net realized investment (losses)/gains	(7,072)	24	(7,096)	N/M
Other revenue	2,021	1,929	92	4.8%
Total revenue	$161,462	$161,681	$ (219)	(0.1)%

(N/M means "not meaningful")

Total revenues remained consistent at $161.5 million and $161.7 million in 2008 and 2007, respectively. Revenues were flat year-on-year due to the significant realized loss on OTTI write-downs in 2008, which offset the growth in net premiums earned and net investment income. Net premiums earned totaled $152.6 million in 2008 as compared to $146.7 million in 2007, representing a 4.0% or $5.9 million increase. Net premiums written decreased $12.3 million or 7.7% to $147.4 million in 2008 as compared to $159.7 million in 2007. Net premiums earned increased 4.0% despite the 7.7% decline in net premiums written. The decline in net premiums written is attributable to the 9.6% decline in direct premiums written, offset by the positive impact on net premiums written of the change in reinsurance structure (in 2007 retention increased to $750,000 from $250,000 and $350,000 in 2006 on FPIC's casualty and property lines, respectively, and from $500,000 on MIC's, MICNJ's and FIC's 2006 property, casualty and workers' compensation lines, and in 2008 to $850,000 from $750,000). Direct premiums written and earned were negatively impacted by the reduction in audit premium recorded during 2008, which is earned immediately upon booking (see the discussion below for discussion of audit premium and changes in reinsurance arrangements).

Net investment income totaled $13.9 million in 2008, as compared to $13.1 million in 2007, representing a 6.8% or $0.9 million increase. Net investment income for 2007 was impacted by the $720,000 non-recurring impact of the retaliatory tax refund. Net realized investment losses amounted to $7.1 million in 2008 as compared to net realized investment gains of $24,000 in 2007. The net realized investment loss in 2008 is primarily driven by other than temporary impairments on investment securities, a realized loss on the mark-to-market valuation on the interest rate swaps for the trust preferred securities, offset in part by realized gains on the sales of investments. The net realized investment gain in 2007 is primarily driven by realized gains on the sales of investments, offset in part by other than temporary impairments on investment securities and a realized loss on the mark-to-market valuation on the interest rate swaps for the trust preferred securities. See the discussion of other than temporary impairments on investment securities in the "Critical Accounting Policies" section.

In 2008, direct premiums written declined $17.5 million or 9.6% to $165.4 million as compared to $182.9 million in 2007. The decline in direct premiums written is attributable to a more difficult economic environment and competitive market conditions. A decline in construction related activity and related audit premium in California, increased competition on large accounts, as well as the return of a number of competitors to the California contractor market and the East Coast habitational market contributed to this decline.

The decline in audit premium, as compared to the prior year, relates to a general decline in construction related activity and failing businesses in the construction industry, specifically in California, driven by a slowdown of the residential housing market. Approximately 50% of FPIC's business (and approximately one-third of our business in total) is related to contractor liability.

Commercial multiple peril policies constitute a majority of the business written in FPIC's contractor book of business. The premium on these policies is estimated at policy inception based on a prediction of the volume of the insured's business operations during the policy period. In addition to endorsing the policy throughout the policy period based on known information, at policy expiration FPIC conducts an audit of the insured's business operations in order to adjust the policy premium from an estimate to actual. Contractor liability policy premium tends to vary with local construction activity as well as changes in the nature of the contractor's operations. The decline in construction related activity and failing businesses in the construction industry has impacted both the volume of premium for the contractor in-force book of business (and related exposures) and the related audit premium on expiring policies. Audits, primarily of construction related policies, generated return premium of $2.6 million in 2008, representing a decline of $5.7 million as compared to $3.1 million of additional premium that was generated in 2007.

The decline in year-to-date direct premiums written reflects a continuing competitive marketplace and declining levels of economic activity in our operating territories. The current market is highly competitive, with pricing and coverage competition being seen in virtually all classes of commercial accounts, package policies, commercial automobile policies and in the Pennsylvania personal auto market and Pennsylvania and New Jersey homeowners markets, all of which makes it more challenging to retain our accounts on renewal, or to renew a policy at the expiring premium. Competition also continues on large accounts, particularly in the East Coast habitational and California construction contracting programs, as competitors aggressively compete for these higher premium accounts. Pricing in the property and casualty insurance industry historically has been and remains cyclical. During a soft market cycle, such as the current market condition, price competition is prevalent, which makes it challenging to write and retain properly priced personal and commercial lines business. We continue to work with our agents to target classes of business and accounts compatible with our underwriting appetite, which includes certain types of religious institution risks, contracting risks, small business risks and property risks. Despite the pricing pressures of the marketplace, management maintains a strong focus on its policy of disciplined underwriting and pricing standards, declining business which it determines is inadequately priced for its level of risk. In spite of these competitive market conditions, ourGroup's policy retention on renewal has been favorable across most product lines.

In the fourth quarter of 2008, a new Business Owners Policy for California risks was introduced. This product targets small to medium sized businesses, which have been shown to be somewhat less price sensitive than larger accounts. This product also helps to balance FPIC's business between property and casualty exposures. Additionally, a new contracting product which specializes in covering artisan contractors is being developed for Arizona, California, Nevada and Oregon and is targeted for introduction in early 2009. Artisan contractors primarily provide repair and maintenance services, and this segment tends to experience less severe market fluctuations compared to the real estate construction industry.

Effective January 1, 2008, the Group increased its reinsurance retention to $850,000 (from a maximum retention of $750,000 in 2007) on the casualty, property and workers' compensation lines of business. Pollution coverage written by FPIC is now fully retained with a standard sub-limit of $150,000 (and up to $300,000 on an exception basis). Prior to 2008, FPIC reinsured 100% of its pollution coverage, which in the twelve months ended December 31, 2007 represented $1.8 million of ceded written premium. We also purchased an additional $1.0 million of surety coverage (subject to a 10% retention), which resulted in an increased reinsurance coverage to $4.5 million from $3.5 million per principal and a maximum retention of $900,000 per principal as compared to the previous $800,000. The net effect of these changes in reinsurance arrangements increased net premiums written for 2008.

Growth in Net Investment Income is discussed below.

2008 vs. 2007 Investment Income and Realized Gains	2008	2007	Change	% Change
	(In thousands)			
Fixed income securities	$14,871	$13,356	$ 1,515	11.3%
Dividends	351	319	32	10.0%
Cash, cash equivalents & other	473	1,442	(969)	(67.2)%
Gross investment income	15,695	15,117	578	3.8%
Investment expenses	1,759	2,064	(305)	(14.8)%
Net investment income	$13,936	$13,053	$ 883	6.8%
Net realized losses — fixed income securities	$(3,832)	$ —	$(3,832)	N/M
Net realized (losses)/gains — equity securities	(1,740)	798	(2,538)	N/M
Mark-to-market valuation for interest rate swaps	(1,500)	(774)	(726)	N/M
Net realized (losses)/gains	$(7,072)	$ 24	$(7,096)	N/M

(N/M means "not meaningful")

In 2008 net investment income increased $0.9 million, or 6.8%, to $13.9 million, as compared to $13.1 million in 2007. Net investment income in 2007 benefited from the $720,000 non-recurring impact of the retaliatory tax refund. The increase in net investment income in 2008 is the result of an increase in average cash and invested assets. Average cash and invested assets totaled $367 million for 2008 as compared to $333 million for 2007, representing an increase of $33 million. The increase in invested assets is driven primarily by operating cash flow, including the benefits of the 2008 and 2007 reinsurance agreement changes, which result in less premium being ceded to reinsurers.

In 2008 investment income on fixed income securities increased $1.5 million, or 11.3%, to $14.9 million, as compared to $13.4 million in 2007. This was driven by an increase in the average investments held in fixed income securities, offset by a decline in the yield on investments. Our tax equivalent yield (yield adjusted for tax-benefit received on tax-exempt securities) on fixed income securities declined to 5.06% in 2008, as compared to 5.22% in 2007.

Dividend income remained consistent at $351,000 in 2008 as compared to $319,000 in 2007. Interest income on cash and cash equivalents declined $1.0 million or 67.2% to $0.5 million in 2008, as compared to $1.4 million in 2007, primarily as a result of the $720,000 of non-recurring interest received on the retaliatory tax refund in 2007. Investment expenses declined $0.3 million or 14.8% to $1.8 million in 2008, from $2.1 million in 2007.

Net realized losses in 2008 were $7.1 million, as compared to net realized gains of $24,000 in 2007. In 2008 net realized losses of $7.1 million included write-downs of securities determined to be other than-temporarily impaired of $6.2 million, net gains on securities sales of $0.6 million, and a loss on the mark-to-market valuation on the interest rate swaps of $1.5 million. In 2007 net realized gains of $24,000 included net gains on securities sales of $0.9 million, a loss on the mark-to-market valuation on the interest rate swaps of $0.8 million, and write-downs of securities determined to be other than-temporarily impaired of $0.1 million. Securities determined to be other-than-temporarily impaired were written down to fair value at the time of the write-down. See the discussion of other than temporary impairments on investment securities in the Critical Accounting Policies section. We have three ongoing interest rate swap agreements to hedge against interest rate risk on our floating rate trust preferred securities. The estimated fair value of the interest rates swaps is obtained from the third-party financial institution counterparties. We mark the investments to market using these valuations and records the change in the economic value of the interest rate swaps as a realized gain or loss in the consolidated statement of earnings.

Fixed maturity investments represent 99.6% of invested assets, and as of December 31, 2008, the fixed income portfolio consists of 99.6% investment grade securities, with the remaining 0.4% non-investment grade rated securities. The 0.4% includes three corporate securities held with a combined market value of $1.2 million, and one asset-backed security held with a market value of $0.2 million. The fixed income portfolio has an average rating of Aa2/AA, an average effective maturity of 5.0 years, an average duration of 3.5 years with an average tax equivalent book yield of 5.06%.

Among our portfolio holdings, the only subprime exposure consists of asset-backed securities (ABS) within the home equity subsector. The ABS home equity subsector totaled $0.6 million (book value) on December 31, 2008, representing 4.1% of the ABS holdings, 0.7% of the total structured product holdings, and 0.2% of total fixed income portfolio holdings. The subprime related exposure consists of three individual securities, of which two are insured by a monoline insurer against default of principal and interest. However, since FGIC and AMBAC have been downgraded from their previous AAA status, the two insured securities are now rated according to the higher of the underlying collateral or the monoline rating. One bond is rated Baa1/A while the other is rated Baa3/BB. With regard to the remaining security without monoline insurance, it is rated Aa2/AA by Moody's and S&P, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subsection entitled "Quantitative and Qualitative Information about Market Risk."

The estimated fair value and unrealized loss for securities in a temporary unrealized loss position as of December 31, 2008 are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(In thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,460	$ 4	$ 951	$ 10	$ 3,411	$ 14
Obligations of states and political subdivisions	25,847	564	2,108	559	27,955	1,123
Corporate securities	39,226	1,528	2,535	236	41,761	1,764
Mortgage-backed securities	19,277	1,241	2,761	820	22,038	2,061
Total fixed maturities	86,810	3,337	8,355	1,625	95,165	4,962
Total equity securities	2,232	363	69	31	2,301	394
Total securities in a temporary unrealized loss position	$89,042	$3,700	$8,424	$1,656	$97,466	$5,356

Fixed maturity investments with unrealized losses for less than twelve months are primarily due to changes in the interest rate environment and anomalies in pricing in the current difficult market. At December 31, 2008 we had 11 fixed maturity securities with unrealized losses for more than twelve months. Of the 11 securities with unrealized losses for more than twelve months, all of them have fair values of no less than 72% of book value. We do not believe these declines are other than temporary due to the credit quality of the holdings. We currently have the ability and intent to hold these securities until recovery.

In the years ended December 31, 2008, 2007 and 2006, we recorded a pre-tax charge to earnings of $6.2 million, $0.1 million and $0.1 million, respectively, for write-downs of other than temporarily impaired securities. See the discussion of recent downgrades and other than temporary impairments on investment securities in the "Critical Accounting Policies" section.

There are 12 common stock securities that are in an unrealized loss position at December 31, 2008. All of these securities have been in an unrealized loss position for less than 6 months. There are 4 preferred stock securities that are in an unrealized loss position at December 31, 2008. Three preferred stock securities have been in an unrealized loss position for less than 8 months. One preferred stock security has been in an unrealized loss position for more than twelve months. We do not believe these declines are other than temporary as a result of reviewing the circumstances of each such security in an unrealized loss position. We currently have the ability and intent to hold these securities until recovery. However, future write-downs may become necessary in light of unprecedented market and liquidity disruptions.

The following table summarizes the period of time that equity securities sold at a loss during 2008 had been in a continuous unrealized loss position:

Period of Time in an Unrealized Loss Position	Fair Value on Sale Date	Realized Loss
	(In thousands)	
0-6 months	$1,544	$ 986
7-12 months	118	54
More than 12 months	—	—
Total	$1,662	$1,040

The equity securities sold at a loss had been expected to appreciate in value, but due to unforeseen circumstances were sold so that sale proceeds could be reinvested. Securities were sold due to a desire to reduce exposure to certain issuers and industries or in light of unforeseen economic conditions.

Results of our Commercial Lines segment were as follows:

2008 vs. 2007 Commercial Lines (CL)	2008	2007	Change	% Change
		(Dollars in thousands)		
CL Direct premiums written	$143,280	$160,030	$(16,750)	(10.5)%
CL Net premiums written	$127,418	$139,359	$(11,941)	(8.6)%
CL Net premiums earned	$132,425	$125,427	$ 6,998	5.6%
CL Loss/LAE expense ratio (GAAP)	61.3%	60.8%	0.5%	
CL Expense ratio (GAAP)	35.5%	34.4%	1.1%	
CL Combined ratio (GAAP)	96.8%	95.2%	1.6%	

In 2008 our commercial lines direct premiums written decreased by $16.8 million or 10.5% to $143.3 million as compared to direct premium written in 2007 of $160.0 million. The decline in direct premiums written is attributed to several factors, including a decline in construction related activity and related audit premium in California, increased competition on large accounts, and the return of a number of competitors to the California contractor market and the East Coast habitational market. Our California contractors book reflects the decreased economic activity in the California construction market. Since the insurance premiums for these contractors generally reflect their level of economic activity, the average premium per policy has fallen as the insured's business has contracted, resulting in lower insurance exposures for these contractors. The retention levels in this book remain attractive, and policy count is up year-over-year, despite the decline in direct premiums written. See additional discussion above in the "2008 vs. 2007 Revenue" discussion.

In 2008 our commercial lines net premiums earned increased by $7.0 million or 5.6% to $132.4 million as compared to net premiums earned in 2007 of $125.4 million. Net premiums earned increased 5.6% despite a 8.6% decline in net premiums written, with the decline in net premiums written caused primarily by the 10.5% decline in direct premiums written, offset by the positive impact on net premiums written of the change in our reinsurance structure as described above. Offsetting these factors was the reduction in audit premium recorded in 2008, which is earned immediately upon booking.

In the commercial lines segment for 2008 we had underwriting income of $4.2 million, a GAAP combined ratio of 96.8%, a GAAP loss and loss adjustment expense ratio of 61.3% and a GAAP underwriting expense ratio of 35.5%, compared to underwriting income of $6.0 million, a GAAP combined ratio of 95.2%, a GAAP loss and loss adjustment expense ratio of 60.8% and a GAAP underwriting expense ratio of 34.4% in 2007. Our commercial lines loss ratio for 2008 reflects a higher frequency and claim severity than the similar period in 2007 for casualty and property lines of business in our West Coast commercial lines business. The performance of the commercial lines in 2007 was impacted favorably by the non-recurring retaliatory tax refund.

Results of our Personal Lines segment were as follows:

2008 vs. 2007 Personal Lines (PL)	2008	2007	Change	% Change
		(Dollars in thousands)		
PL Direct premiums written	$22,097	$22,877	$ (780)	(3.4)%
PL Net premiums written	$19,934	$20,308	$ (374)	(1.8)%
PL Net premiums earned	$20,152	$21,248	$(1,096)	(5.2)%
PL Loss/LAE expense ratio (GAAP)	69.5%	70.1%	(0.6)%	
PL Expense ratio (GAAP)	37.6%	28.8%	8.8%	
PL Combined ratio (GAAP)	107.1%	98.9%	8.2%	

Personal lines direct premiums written declined to $22.1 million in 2008 as compared to $22.9 million in 2007, representing a decline of $0.8 million or 3.4%. Our personal lines have also been impacted by increased competition, similar to our commercial lines.

In the personal lines segment for 2008 we had an underwriting loss of $1.4 million, a GAAP combined ratio of 107.1%, a GAAP loss and loss adjustment expense ratio of 69.5% and a GAAP underwriting expense ratio of 37.6%, compared to underwriting income of $0.2 million, a GAAP combined ratio of 98.9%, a GAAP loss and loss adjustment expense ratio of 70.1% and a GAAP underwriting expense ratio of 28.8% in 2007. Our personal lines loss ratio for 2007 reflected increased severity, due to large losses related to a variety of causes including an increase in water and freeze related claims. In addition, the 2007 expense ratio benefited from the retaliatory tax refund previously noted.

Underwriting Expenses and the Expense Ratio is discussed below.

2008 vs. 2007 Expenses and Expense Ratio	2008	2007	Change	% Change
		(Dollars in thousands)		
Amortization of Deferred Acquisition Costs	$41,684	$38,763	$2,921	7.5%
As a % of net premiums earned	27.3%	26.4%	0.9%	
Other underwriting expenses	12,851	10,528	2,323	22.1%
Total expenses excluding losses/LAE	$54,535	$49,291	$5,244	10.6%
Underwriting expense ratio	35.7%	33.6%	2.1%	

Underwriting expenses increased by $5.2 million, or 10.6%, to $54.5 million in 2008, as compared to $49.3 million in 2007. The increase in underwriting expenses primarily reflects an increase in the amortization of deferred acquisition costs in 2008 and the inclusion in 2007 of the non-recurring retaliatory tax refund, which reduced other underwriting expenses by $3.6 million in 2007. The amortization of deferred acquisition costs increased in 2008 as compared to 2007 due to the increase in net earned premiums. Underwriting expenses also reflect lower share-based compensation expense under SFAS 123R and lower net contingent commission expense. Lastly, underwriting expenses are impacted by the previously discussed changes in the 2008 and 2007 reinsurance program whereby less ceded premium is being recorded and accordingly less ceding commission is received, which increases underwriting expenses and net acquisition costs.

2008 vs. 2007 Income Taxes	2008	2007	Change	% Change
		(Dollars in thousands)		
Income before income taxes	$10,390	$19,989	$9,599	48.0%
Income taxes	2,156	5,754	3,598	62.5%
Net income	$ 8,234	$14,235	$6,001	42.2%
Effective tax rate	20.8%	28.8%	8.0%	

Federal income tax expense was $8.2 million and $14.2 million for 2008 and 2007, respectively. The effective tax rate was 20.8% and 28.8% for 2008 and 2007, respectively. The 2007 effective tax rate was impacted by an unusually high amount of taxable income in the period caused by the retaliatory tax refund, which increased the effective tax rate. The 2008 effective tax rate was impacted by the higher level of other than temporary investment impairments, which caused tax-advantaged income (municipal bond interest) to represent a higher proportion of income, reducing the effective tax rate.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

The components of income for 2007 and 2006, and the change and percentage change from year to year, are shown in the charts below. The accompanying narrative refers to the statistical information displayed in the chart immediately above the narrative. In 2007, we evaluated our methodology for allocating costs to its lines of business and adopted changes to such methodology in order to more accurately reflect the allocation of joint costs. This resulted in allocating less joint cost to the personal lines of business and more joint cost to the commercial lines of business, but with no net change in cost allocated to personal lines and commercial lines in the aggregate. Related 2006 amounts have been reclassified to reflect this change in allocation methodology:

2007 vs. 2006 Income	2007	2006	Change	% Change
		(Dollars in thousands)		
Commercial lines underwriting income	$ 5,964	$ 4,246	$1,718	40.5%
Personal lines underwriting income (loss)	234	(60)	294	490.0%
Total underwriting income	6,198	4,186	2,012	48.1%
Net investment income	13,053	10,070	2,983	29.6%
Net realized investment gains	24	151	(127)	(84.1)%
Other	1,929	1,889	40	2.1%
Interest expense	(1,215)	(1,212)	(3)	0.2%
Income before income taxes	19,989	15,084	4,905	32.5%
Income taxes	5,754	4,449	1,305	29.3%
Net Income	$14,235	$10,635	$3,600	33.9%
Loss/LAE ratio (GAAP)	62.2%	63.7%	(1.5)%	
Underwriting expense ratio (GAAP)	33.6%	33.3%	0.3%	
Combined ratio (GAAP)	95.8%	97.0%	(1.2)%	
Loss/LAE ratio (Statutory)	62.2%	61.5%	0.7%	
Underwriting expense ratio (Statutory)	32.2%	33.7%	(1.5)%	
Combined ratio (Statutory)	94.4%	95.2%	(0.8)%	

As previously disclosed in our SEC filings, we paid an aggregate of $3.5 million, including accrued interest, to the New Jersey Division of Taxation (the "Division") in retaliatory premium tax for the years 1999-2004. In conjunction with making such payments, we filed notices of protest with the Division with respect to the retaliatory tax imposed. The payments were made in response to notices of deficiency issued by the Division.

We received $4.3 million in 2007 as a reimbursement of protested payments of retaliatory tax, including accrued interest thereon, that we previously made for the periods 1999-2004. The refund has been recorded, after reduction for Federal income tax, in the amount of $2.8 million in the consolidated statement of earnings, with $2.5 million recorded in the quarter ended June 30, 2007, and $0.3 million recorded in the quarter ended September 30, 2007. The allocation of the refund to pre-tax earnings included an increase to net investment income of $720,000, with $687,000 of that amount recognized in the quarter ended June 30, 2007, and $33,000 recognized in the quarter ended September 30, 2007, for the interest received on the refund, and $3.6 million as a reduction to Other Expense to recognize the recovery of amounts previously charged to Other Expense, with $3.1 million of that amount recognized in the quarter ended June 30, 2007, and $0.5 million recognized in the quarter ended September 30, 2007. This is a non-recurring item which significantly affects the earnings for the year ended December 31, 2007, and related performance metrics such as the combined ratio.

Our GAAP combined ratio for 2007 was 95.8%, as compared to a combined ratio for the prior year of 97.0%. On a pro-forma basis, after removing the effect of the non-recurring retaliatory tax refund described above, the GAAP combined ratio for 2007 was 98.3%. The statutory combined ratio for 2007 and 2006 was 94.4% and 95.2%, respectively. See discussion below relating to commercial and personal lines performance.

Net investment income increased $3.0 million or 29.6% to $13.1 million in 2007 as compared to $10.1 million in 2006. Included in this increase is $720,000 attributable to the non-recurring impact of the retaliatory taxes described above. The balance of the increased investment income is due to increased cash and invested assets, resulting from operating cash flow and the reduced premium ceded to reinsurers in 2007, as well as a favorable interest rate environment.

Realized investment gains amounted to $24,000 in 2007 as compared to $151,000 in 2006, driven in part by changes in the fair value of the interest rate swaps for our floating rate trust preferred securities. Other revenue of $1.9 million in 2007 and 2006 represents service charges recorded on insurance premiums. Interest expense of $1.2 million in 2007 and 2006 represents interest charges on the trust preferred obligations of FPIG.

Charts and discussion relating to each of our segments (commercial lines underwriting, personal lines underwriting, and the investment segment) follow with further discussion below. Changes have been made to the 2006 presentation of the commercial and personal lines segments to conform to the allocation methodology used for the 2007 commercial and personal lines results.

2007 vs. 2006 Revenue	2007	2006	Change	% Change
		(In thousands)		
Direct premiums written	$182,907	$185,745	$(2,838)	(1.5)%
Net premiums written	159,667	145,791	13,876	9.5%
Net premiums earned	146,675	137,673	9,002	6.5%
Net investment income	13,053	10,070	2,983	29.6%
Net realized investment gains	24	151	(127)	(84.1)%
Other revenue	1,929	2,035	(106)	(5.2)%
Total revenue	$161,681	$149,929	$11,752	7.8%

Total revenues for 2007 increased $11.8 million or 7.8% to $161.7 million as compared to $149.9 million in 2006. This increase was due primarily to an increase in net premiums earned and net investment income. Net premiums earned totaled $146.7 million in 2007 as compared to $137.7 million in 2006, representing a 6.5% or $9.0 million increase. Net premiums written increased $13.9 million or 9.5% to $159.7 million as compared to $145.8 million in 2006. Net premiums written and net premiums earned were impacted in 2007 by the volume of audit premium recorded, which is earned immediately upon recording, and by changes in reinsurance arrangements (see discussion below).

Net investment income totaled $13.1 million in 2007, as compared to $10.1 million in 2006, representing a 29.6% or $3.0 million increase. The increase in net investment income in 2007 is primarily driven by an increase in average cash and invested assets and a favorable interest rate environment, as well as the $720,000 non-recurring impact of the retaliatory tax refund. Realized investment gains amounted to $24,000 in 2007 as compared to $151,000 in 2006. Net realized gains in 2007 and 2006 include the mark-to-market fair value adjustment on the interest rate swaps related to the floating-rate trust preferred securities. The mark-to-market on the swaps resulted in a realized loss of $774,000 and $94,000 in 2007 and 2006, respectively. See the investment income discussion below for further information.

In 2007, direct premiums written decreased $2.8 million or 1.5% to $182.9 million in 2007 as compared to $185.7 million in 2006. The decline in direct premiums written is attributed to a more difficult economic environment and competitive market conditions, including a decline in construction related activity and related audit premium in California, increased competition on large accounts as well as the return of a number of competitors to the California contractor market and the East Coast habitational market.

The decline in year-to-date audit premium, as compared to the prior year, relates to a general decline in construction related activity, specifically in California, driven by a slowdown of the residential housing market. Approximately 50% of FPIC's business (and approximately one-third of the Group's business in total) is related to artisan contractor liability, primarily in the central valley of California.

Commercial multiple peril policies constitute a majority of the business written in FPIC's contractor book of business. The premium on these policies is estimated at policy inception based on a prediction of the volume of the insured's business operations during the policy period. In addition to endorsing the policy throughout the policy period based on known information, at policy expiration FPIC conducts an audit of the insured's business operations in order to adjust the policy premium from an estimate to actual. Contractor liability policy premium tends to vary with local construction activity as well as changes in the nature of the contractor's operations. The decline in construction related activity has impacted both the volume of premium for the contractor in-force book of business (and related exposures) and the related audit premium on expiring policies. Audits, primarily of construction related policies, generated $3.1 million of premiums in 2007, representing a decline of $8.9 million as compared to $12.0 million of premium that was generated in 2006.

The decline in year-to-date direct premiums written also reflects an increasingly competitive marketplace and what management characterizes as a soft market. There has been increased competition on large accounts particularly in the East Coast habitational and California contractor programs, as competitors aggressively compete for these higher premium accounts. Management continues to maintain its policy of disciplined underwriting and pricing standards, declining business which is inadequately priced for its level of risk.

Effective January 1, 2006, FPIC restructured its property reinsurance agreement covering the first $2.0 million of loss from an 80% quota share to an $1,650,000 excess of $350,000 excess of loss contract to take advantage of the our combined capital. The restructuring also included the assumption of ceded unearned premium at January 1, 2006 by FPIC from the 2005 property quota share and casualty excess of loss agreements. These assumed premiums were then ceded into the respective 2006 treaties, which due to the reduced ceding rates, resulted in a $5.6 million increase in net written and earned premiums for 2006. There was no similar impact in 2007 relating to this restructuring.

Effective, January 1, 2007, we Group consolidated the reinsurance program of all our subsidiaries into a single program, and increased our reinsurance retention to $750,000 (from a maximum retention of $500,000 in 2006) on the working layer for all casualty, property and workers' compensation lines of business. The effect of this change in reinsurance arrangements increased net premiums written for 2007.

Growth in Net Investment Income is discussed below.

2007 vs. 2006 Investment Income and Realized Gains	2007	2006	Change	% Change
		(In thousands)		
Fixed income securities	$13,356	$11,044	$2,312	20.9%
Dividends	319	514	(195)	(37.9)%
Cash, cash equivalents & other	1,442	859	583	67.9%
Gross investment income	15,117	12,417	2,700	21.7%
Investment expenses	2,064	2,347	(283)	(12.1)%
Net investment income	$13,053	$10,070	$2,983	29.6%
Realized losses — fixed income securities	$ —	$ (402)	$ 402	N/M
Realized gains — equity securities	798	638	160	N/M
Mark-to-market valuation for interest rate swaps	(774)	(94)	(680)	N/M
Net realized gains — other	—	9	(9)	N/M
Net realized gains	$ 24	$ 151	$ (127)	(84.1)%

(N/M means "not meaningful")

In 2007, net investment income increased $3.0 million, or 29.6% to $13.1 million, as compared to $10.1 million in 2006. Our investment income benefited in 2007 from a favorable interest rate environment and an increase in average cash and invested assets. The increase in invested assets is driven primarily by operating cash flow, including the benefit of the 2007 reinsurance agreement, which results in less premium being ceded to reinsurers. Net investment income also benefited from the $720,000 non-recurring impact of the retaliatory tax refund.

In 2007, investment income on fixed income securities increased $2.3 million, or 20.9% to $13.4 million, as compared to $11.0 million in 2006. This was driven by a favorable interest rate environment and an increase in the average investments held in fixed income securities caused by the reasons described above. The tax equivalent yield (yield adjusted for tax-benefit received on tax-exempt securities) on fixed income securities increased to 5.22% in 2007, as compared to 5.14% in 2006.

Dividend income declined $0.2 million or 37.9% to $0.3 million in 2007, from $0.5 million in 2006. The decline in dividend income is primarily attributable to a decline in dividends received relating to an equity security held in a reinsurance company. Excess Reinsurance Company paid a special dividend to us in 2007 and 2006 in the amount of $1,000 and $228,000, respectively. Interest income on cash and cash equivalents increased $0.6 million or 67.9% to $1.4 million in 2007, as compared to $0.9 million in 2006, primarily as a result of the $720,000 of non-recurring interest received on the retaliatory tax refund. Investment expenses decreased $0.3 million or 12.1% to $2.1 million in 2007, from $2.3 million in 2006.

Net realized gains for 2007 were $24,000, as compared to $151,000 in 2006. In 2007, net realized gains of $24,000 included a loss on the mark-to-market valuation on the interest rate swaps of $774,000, write-down of securities determined to be other than-temporarily impaired of $138,000, and gains of $936,000 on the sale of equity investments. Securities determined to be other-than-temporarily impaired were written down to our estimate of fair market value at the time of the write-down. The Group has entered into four interest rate swap agreements to hedge against interest rate risk on its floating rate trust preferred securities. The estimated fair value of the interest rates swaps is obtained from the third-party financial institution counterparties. we mark the investments to market using these valuations and record the change in the economic value of the interest rate swaps as a realized gain or loss in the consolidated statement of earnings.

The fixed income portfolio is invested 100% in investment grade securities, with the exception of one corporate security held with a market value of $0.4 million. As of December 31, 2007, the fixed income portfolio had an average rating of AA, an average effective maturity of 5.9 years, and an average tax equivalent yield of 5.22%.

Among our portfolio holdings, our only subprime exposure consists of asset-backed securities within the home equity subsector. The ABS home equity subsector totaled $1.7 million (book value) on December 31, 2007, representing 10.4% of the ABS holdings, 2.0% of the total structured product holdings, and 0.5% of total fixed income holdings. The subprime related exposure consists of five individual securities, two of which have a 100% credit enhancement, based on insurance against default as to principal and interest. In the case that the monoline insurance companies were to be downgraded, the ratings on the ABS securities would receive the equivalent rating. Among the three securities without credit enhancement, two are rated Aaa/AAA and one is rated Aa2/AA by Moody's and S&P. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subsection entitled "Quantitative and Qualitative Information about Market Risk."

The estimated fair value and unrealized loss for securities in a temporary unrealized loss position as of December 31, 2007 are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(In Thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,242	$ 24	$12,089	$ 91	$18,331	$ 115
Obligations of states and political subdivisions	4,535	9	12,386	68	16,921	77
Corporate securities	5,586	108	22,842	345	28,428	453
Mortgage-backed securities	484	16	7,679	87	8,163	103
Total fixed maturities	16,847	157	54,996	591	71,843	748
Total equity securities	4,155	276	84	20	4,239	296
Total securities in a temporary unrealized loss position	$21,002	$433	$55,080	$611	$76,082	$1,044

Fixed maturity investments with unrealized losses for less than twelve months are primarily due to changes in the interest rate environment. At December 31, 2007, we had 74 fixed maturity securities with unrealized losses for more than twelve months. Of the 74 securities with unrealized losses for more than twelve months, 72 of them had fair values of no less than 94% or more of cost, and the other 2 securities had a fair value greater than 89% of cost. The fixed income portfolio is invested 100% in investment grade securities, with the exception of one corporate security held with a market value of $0.4 million, and these unrealized losses primarily reflect the current interest rate environment. The Group does not believe these declines are other than temporary due to the credit quality of the holdings. The Group currently has the ability and intent to hold these securities until recovery.

There are 16 common stock securities that are in an unrealized loss position at December 31, 2007. All of these securities have been in an unrealized loss position for less than six months. There are 7 preferred stock securities that are in an unrealized loss position at December 31, 2007. Five preferred stock securities have been in an unrealized loss position for less than six months. One preferred stock security has been in an unrealized loss position for more than six months but less than twelve months and one preferred stock security has been in an unrealized loss position for more than twelve months. The Group believes these declines are not other than temporary as a result of reviewing the circumstances of each such security in an unrealized position. The Group currently has the ability and intent to hold these securities until recovery.

The following table summarizes the period of time that equity securities sold at a loss during 2007 had been in a continuous unrealized loss position:

Period of Time in an Unrealized Loss Position	Fair Value on Sale Date	Realized Loss
	(In thousands)	
0-6 months	$1,051	$93
7-12 months	63	2
More than 12 months	—	—
Total	$1,114	$95

The equity securities sold at a loss had been expected to appreciate in values but due to unforeseen circumstances were sold so that sale proceeds could be reinvested. Securities were sold due to a desire to reduce exposure to certain issuers and industries or in light of unforeseen economic conditions.

Results of our Commercial Lines segment were as follows. In 2007, we evaluated our methodology for allocating costs to our lines of business and adopted changes to such methodology in order to more accurately reflect the allocation of joint costs. This resulted in allocating less joint cost to the personal lines of business and more joint cost to the commercial lines of business, but with no net change in cost allocated to personal lines and commercial lines in the aggregate. Related 2006 amounts have been reclassified to reflect this change in allocation methodology:

2007 vs. 2006 Commercial Lines (CL)	2007	2006	Change	% Change
	(Dollars in thousands)			
CL Direct premiums written	$160,030	$161,592	$(1,562)	(1.0)%
CL Net premiums written	$139,359	$123,829	$15,530	12.5%
CL Net premiums earned	$125,427	$115,461	$ 9,966	8.6%
CL Loss/LAE expense ratio (GAAP)	60.8%	63.7%	(2.9)%	
CL Expense ratio (GAAP)	34.4%	32.8%	1.6%	
CL Combined ratio (GAAP)	95.2%	96.5%	(1.3)%	

In 2007, our commercial lines direct premiums written decreased by $1.6 million or 1.0% to $160.0 million as compared to direct written premium in 2006 of $161.6 million. The decline in year-to-date direct premiums written is attributed to several factors including a decline in construction related activity and related audit premium in California, increased competition on large accounts, as well as the return of a number of competitors to the California contractor market and the East Coast habitational market. See additional discussion above in the 2007 vs. 2006 Revenue discussion.

In 2007, our commercial lines net premiums written increased by $15.5 million, or 12.5%, to $139.4 million as compared to net premiums written in 2006 of $123.8 million. Net premiums earned in 2007 increased 8.6%, or

$10.0 million, to $125.4 million from $115.5 million in 2006. See additional discussion above in the 2007 vs. 2006 Revenue discussion.

In the commercial lines segment for 2007, we had underwriting income of $6.0 million, a GAAP combined ratio of 95.2%, a GAAP loss and loss adjustment expense ratio of 60.8% and a GAAP underwriting expense ratio of 34.4%, compared to underwriting income of $4.2 million, a GAAP combined ratio of 96.5%, a GAAP loss and loss adjustment expense ratio of 63.7% and a GAAP underwriting expense ratio of 32.8% in 2006. Our commercial lines loss ratio for 2007 reflects a frequency of losses reported and severity within a normal range of our expectations. The performance of the commercial lines in 2007 was impacted favorably by the non-recurring retaliatory tax refund.

Results of our Personal Lines segment were as follows. In 2007, we evaluated our methodology for allocating costs to our lines of business and adopted changes to such methodology in order to more accurately reflect the allocation of joint costs. This resulted in allocating less joint cost to the personal lines of business and more joint cost to the commercial lines of business, but with no net change in cost allocated to personal lines and commercial lines in the aggregate. Related 2006 amounts have been reclassified to reflect this change in allocation methodology:

2007 vs. 2006 Personal Lines (PL)	2007	2006	Change	% Change
	(Dollars in thousands)			
PL Direct premiums written	$22,877	$24,153	$(1,276)	(5.3)%
PL Net premiums written	$20,308	$21,962	$(1,654)	(7.5)%
PL Net premiums earned	$21,248	$22,212	$ (964)	(4.3)%
PL Loss/LAE expense ratio (GAAP)	70.1%	63.8%	6.3%	
PL Expense ratio (GAAP)	28.8%	36.5%	(7.7)%	
PL Combined ratio (GAAP)	98.9%	100.3%	(1.4)%	

In 2007, personal lines direct premiums written declined to $22.9 million, representing a decline of $1.3 million or 5.3% from $24.2 million in 2006. Our personal lines have been impacted by increased competition, similar to our commercial lines. Net premiums written also declined to $20.3 million in 2007, as compared to $22.0 million in 2006, representing a decline of $1.7 million or 7.5%. Personal lines net premiums earned in 2007 declined 4.3% or $1.0 million to $21.2 million from $22.2 million in 2006.

In the personal lines segment for 2007, we had underwriting income of $0.2 million, a GAAP combined ratio of 98.9%, a GAAP loss and loss adjustment expense ratio of 70.1% and a GAAP underwriting expense ratio of 28.8%, compared to an underwriting loss of $0.1 million, a GAAP combined ratio of 100.3%, a GAAP loss and loss adjustment expense ratio of 63.8% and a GAAP underwriting expense ratio of 36.5% in 2006. Our personal lines loss ratio for 2007 reflects a frequency and severity of losses reported which falls generally within a normal range of our expectations.

Underwriting Expenses and the Expense Ratio is discussed below.

2007 vs. 2006 Expenses and Expense Ratio	2007	2006	Change	% Change
	(Dollars in thousands)			
Amortization of Deferred Acquisition Costs	$38,763	$32,694	$ 6,069	18.6%
As a % of net premiums earned	26.4%	23.7%	2.7%	
Other underwriting expenses	10,528	13,242	(2,714)	(20.5)%
Total expenses excluding losses/LAE	$49,291	$45,936	$ 3,355	7.3%
Underwriting expense ratio	33.6%	33.3%	0.3%	

Underwriting expenses increased by $3.4 million, or 7.3%, to $49.3 million in 2007, as compared to $45.9 million in 2006. The increase in 2007 underwriting expenses reflects the inclusion of the non-recurring retaliatory tax refund, which reduced other underwriting expenses by $3.6 million in 2007. Offsetting that refund, other underwriting expenses increased due to an increase in salary expense from additions in staff company-wide to support strategic initiatives, and other increased operating expenses. In addition, the amortization of deferred acquisition costs is lower in 2006 as compared to 2007 due to the fact that when FPIG was purchased on October 1,

2005, the accounting for the business combination required us to begin accruing deferred acquisition costs from the date of acquisition. Lastly, underwriting expenses are impacted by the previously discussed changes in the 2007 and 2006 reinsurance program whereby less ceded premium is being recorded and accordingly less ceding commission is received on treaties in runoff, and most of the treaties effective January 1, 2007 do not provide for ceding commission, which increases underwriting expenses and net acquisition costs.

2007 vs. 2006 Income Taxes	2007	2006	Change	% Change
	(Dollars in thousands)			
Income before income taxes	$19,989	$15,084	$4,905	32.5%
Income taxes	5,754	4,449	1,305	29.3%
Net income	$14,235	$10,635	$3,600	33.9%
Effective tax rate	28.8%	29.5%	(0.7)%	

Federal income tax expense was $5.8 million and $4.4 million for 2007 and 2006, respectively. The effective tax rate was 28.8% and 29.5% for 2007 and 2006, respectively. The 2007 effective tax rate was impacted by an unusually high amount of taxable income in the period caused by the retaliatory tax refund, offset by higher tax-advantaged income (municipal bond interest and dividend income, which reduced the effective tax rate).

LIQUIDITY AND CAPITAL RESOURCES

Our insurance companies generate sufficient funds from their operations and maintain a high degree of liquidity in their investment portfolios. The primary source of funds to meet the demands of claim settlements and operating expenses are premium collections, investment earnings and maturing investments.

Our insurance companies maintain investment and reinsurance programs that are intended to provide sufficient funds to meet their obligations without forced sales of investments. This requires them to ladder the maturity of their portfolios and thereby maintain a portion of their investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

The principal source of liquidity for the Holding Company (which has modest expenses and does not currently, or for the foreseeable future, need a significant regular source of cash flow to cover these expenses other than its debt service on its indebtedness to MIC, its quarterly dividend to shareholders, and the funding necessary for any stock repurchases pursuant to the currently authorized stock repurchase program) is dividend payments and other fees received from the insurance subsidiaries, and payments it receives on the 10-year note it received from the ESOP (see below) when the ESOP purchased shares at the time of the conversion from a mutual to a stock form of organization (the "Conversion"). The Holding Company also has access to an existing credit line under which it can draw up to $7.5 million dollars.

On April 16, 2008, the Holding Company was authorized by the Board of Directors to repurchase, at management's discretion, up to 5% of its outstanding stock. Any such purchases will be funded by the Holding Company's existing resources, dividends from subsidiaries, or the credit line, or any combination of these resources. As of December 31, 2008, the Holding Company had purchased, pursuant to the authority granted by the Board on April 16, 2008, a total of 114,300 shares of outstanding stock at an average cost of $16.03 per share, and is holding the stock as treasury stock. In addition, 1,659 and 2,301 shares of stock were repurchased from employees in 2008 and 2007, respectively, in order to pay the required tax withholdings on the vesting of restricted stock under the stock incentive plan.

The Group's insurance companies are required by law to maintain a certain minimum surplus on a statutory basis, and are subject to risk-based capital requirements and to regulations under which payment of a dividend from statutory surplus may be restricted and may require prior approval of regulatory authorities. See discussion of restrictions on dividends and distributions in the section "Business — Regulation".

Additionally, there is a covenant in the Group's line of credit agreement that requires the Group to maintain at least 50% of its insurance companies capacity to pay dividends without state regulation pre-approval.

As part of the funding of the acquisition of FPIG, MIC entered into a loan agreement with MIG, by which it advanced on September 30, 2005, a loan of $10 million with a 20-year note and a fixed interest rate of 4.75%, repayable in 20 equal annual installments. MIG has no special limitations on its ability to take periodic dividends from its insurance subsidiaries except for normal dividend restrictions administered by the respective domiciliary state regulators as described above. The Group believes that the resources available to MIG will be adequate for it to meet its obligation under the note to MIC, the line of credit and its other expenses.

MIG began paying quarterly dividends of $0.05 per common share in the second quarter of 2006. On April 16, 2008, MIG's Board of Directors increased the quarterly dividend from $0.05 per share of common stock to $0.075 per share of common stock, effective with the payment of the June 27, 2008 dividend. The amount of dividends paid during 2008 and 2007 totaled $1.7 million and $1.3 million, respectively. The shareholder dividend was funded from the Group's insurance companies, for which approval was sought and received (where necessary) from each of the insurance companies' primary regulators.

The Group maintains an Employee Stock Ownership Plan (ESOP), which purchased 626,111 shares from the Group at the time of the Conversion in return for a note bearing interest at 4% on the principal amount of $6,261,110. MIC makes annual contributions to the ESOP sufficient for it to make its required annual payment under the terms of the loan to the Holding Company. It is anticipated that approximately 10% of the original ESOP shares will be allocated annually to employee participants of the ESOP. An expense charge is booked ratably during each year for the shares committed to be allocated to participants that year, determined with reference to the fair market value of the Group's stock at the time the commitment to allocate the shares is accrued and recognized. The issuance of the shares to the ESOP was fully recognized in the additional paid-in capital account at Conversion, with a contra account entitled Unearned ESOP Shares established in the stockholders' equity section of the balance sheet for the unallocated shares at an amount equal to their original per-share purchase price. Shareholder dividends received on unallocated ESOP shares are used to pay-down principal and interest owed on the loan to the Holding Company.

The Group adopted a stock-based incentive plan at its 2004 annual meeting of shareholders. Pursuant to that plan, the Group may issue a total of 876,555 shares, which amount will increase automatically each year by 1% of the number of shares outstanding at the end of the preceding year. At December 31, 2008, the shares authorized under the plan have been increased under this provision to 1,141,565 shares. During 2008, the Group made no grants of restricted stock, incentive stock options and non-qualified stock options. There were 2,500 stock options and 1,000 shares of restricted stock forfeited in 2008.

Total assets increased 4%, or $22.6 million, to $569.0 million, at December 31, 2008, as compared to $546.4 million at December 31, 2007. The Group's cash and invested assets increased $17.6 million or 5%, primarily due to net cash provided by operating activities, offset by declines in market value of securities within the portfolio. Premiums receivable decreased $2.2 million or 6%, primarily due to timing differences in the recording and collecting of premium, and the decrease in premiums written. Reinsurance receivables increased $2.6 million or 3%, primarily due to an increase in ceded loss and loss adjustment expense reserves. Prepaid reinsurance premiums decreased $2.4 million or 25%, primarily due to a change in certain of the Group's reinsurance contracts, whereby fewer unearned premium reserves are ceded. Property and equipment increased $3.1 million, or 24%, due Primarily to Capitalization of internally developed software costs. Additionally, the deferred income tax asset increased $2.1 million or 28%, due to changes in a variety of temporary differences items and the decline in unrealized appreciation.

Total liabilities increased 5% or $18.7 million, to $431.7 million at December 31, 2008 as compared to $413.0 million at December 31, 2007, primarily as a result of the increase in loss and loss adjustment expense reserves of $29.6 million or 11%, offset by a decline in unearned premiums of $7.6 million or 9%, a decline in accounts payable and accrued expenses of $1.3 million or 9% and a decline in other reinsurance balances of $3.2 million or 22%. Unearned premiums declined primarily due to the decline in written premiums. Accounts payable and accrued expenses declined primarily due to cost saving measures reducing operating expenses. Other reinsurance balances declined primarily due to a change in certain of the Group's reinsurance contracts, whereby fewer premium is ceded.

Total stockholders' equity increased $3.9 million or 3%, to $137.3 million, at December 31, 2008, from $133.4 million at December 31, 2007, primarily due to net income of $8.2 million, stock compensation plan amortization of $0.6 million, and ESOP shares committed to be allocated to participants of $1.0 million, offset by stockholder dividends of $1.7 million, the purchase of treasury stock of $1.8 million, changes in valuation for the defined benefit pension plan of $0.1 million and changes in unrealized holding gains and losses on securities of $2.3 million.

IMPACT OF INFLATION

Inflation increases consumers' needs for property and casualty insurance coverage. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of losses and loss expenses, or the extent to which inflation may affect these expenses, are known. Therefore, our insurance companies attempt to anticipate the potential impact of inflation when establishing rates. Because inflation has remained relatively low in recent years, financial results have not been significantly affected by inflation.

Inflation also often results in increases in the general level of interest rates, and, consequently, generally results in increased levels of investment income derived from our investments portfolio.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

SFAS 157 establishes a fair value hierarchy to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets. The highest possible level should be used to measure fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FSP SFAS 157-2, *Effective Date of FASB Statement No. 157* (FSP SFAS 157-2), which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities until January, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Group adopted SFAS 157 and FSP SFAS 157-2 effective January 1, 2008. Accordingly, the provisions of SFAS 157 were not applied to goodwill and other intangible assets held by the Group and measured annually for impairment testing purposes only. The adoption of SFAS 157, for all other assets and liabilities held by the Group, did not have a material effect on the Group's results of operations, financial position or liquidity. The Group will adopt SFAS 157 for non-financial assets and non-financial liabilities on January 1, 2009 and does not expect the provisions to have a material effect on its results of operations, financial position or liquidity.

In October 2008, the FASB issued FSP SFAS 157-3, *Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active* (FSP SFAS 157-3), with an immediate effective date, including prior periods for which financial statements have not been issued. FSP SFAS 157-3 amends SFAS 157 to clarify the application of fair value in inactive markets and allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. The objective of SFAS 157 has not changed and continues to be the determination of the price that would be received in an orderly transaction between market participants that is not a forced liquidation or distressed sale at the measurement date. The adoption of FSP SFAS 157-3 in the third quarter of 2008 did not have a material effect on the Group's results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits an entity to irrevocably elect fair value on a contract-by-contract basis for new assets or liabilities within the scope as the initial and subsequent measurement attribute for those financial assets and liabilities and certain other items including property and casualty insurance contracts. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense up-front costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position the fair value of assets and liabilities for which the fair value option has been elected, and similar assets and liabilities measured using another measurement attribute. An entity can accomplish this by either reporting the fair value and non-fair-value carrying amounts as separate line items or aggregating those amounts and disclosing parenthetically the amount of fair value included in the aggregate amount. The Group adopted SFAS 159 effective January 1, 2008 and the adoption did not have a material effect on the Group's results of operations, financial position or liquidity. The Group did not elect to measure at fair value any assets or liabilities that were not otherwise already carried at fair value in accordance with other accounting pronouncements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities and specifically requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of SFAS 161 are effective for financial statements issued for fiscal years beginning after November 15, 2008. The Group is currently evaluating the effect, if any, that the adoption of SFAS No. 161 will have on operations, financial condition or liquidity.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162) to identify the sources of accounting principles and provide a framework for selecting the principles to be used in the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The hierarchy of authoritative accounting guidance is not expected to change current practice but is expected to facilitate the FASB's plan to designate as authoritative its forthcoming codification of accounting standards. This Statement is effective November 15, 2008. The adoption of SFAS 162 did not have a material impact on the Group's results of operations, financial condition, or liquidity.

In December 2007, the FASB issued Revised SFAS No. 141R, *Business Combinations* (SFAS 141R), a replacement of SFAS 141, *Business Combinations* (SFAS 141). SFAS 141R provides revised guidance on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. In addition, it provides revised guidance on the recognition and measurement of goodwill acquired in the business combination. SFAS 141R also provides guidance specific to the recognition, classification, and measurement of assets and liabilities related to insurance and reinsurance contracts acquired in a business combination. SFAS 141R applies to business combinations for acquisitions occurring on or after January 1, 2009. Accordingly, SFAS 141R does not impact the Group's previous transactions involving purchase accounting.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (FSP 03-6-1).* FSP 03-6-1 addresses the treatment of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of earnings per share and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The Group is currently evaluating the impact of FSP 03-6-1 on the calculation of earnings per share.

In June 2007, the Emerging Issues Task Force (EITF) of FASB issued EITF Issue No. 06-11 *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* (EITF 06-11). EITF 06-11 requires that the tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options be recognized as an increase to additional paid-in capital. EITF 06-11, was effective on a prospective basis beginning with dividends declared in fiscal years beginning after December 15, 2007, and the Group adopted it in the first quarter of 2008. The adoption of EITF 06-11 did not have a material impact on the Group's results of operations, financial condition, or liquidity.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Group was not a party to any unconsolidated arrangement or financial instrument with special purpose entities or other vehicles at December 31, 2008 that would give rise to previously undisclosed market, credit or financing risk.

The Group and its subsidiaries have no significant contractual obligations at December 31, 2008, other than their insurance obligations under their policies of insurance, trust preferred securities, a line of credit obligation, and operating lease obligations. Projected cash disbursements pertaining to these obligations at December 31, 2008, are as follows:

	Jan. 1, 2009 to Dec. 31, 2009	Jan. 1, 2010 to Dec. 31, 2011	Jan. 1, 2012 to Dec. 31, 2013	After Dec. 31, 2013	Total
			(In thousands)		
Gross property and casualty insurance reserves	$66,757	85,289	47,680	104,274	$304,000
Trust preferred securities, net principal outstanding	—	—	—	15,576	15,576
Interest expense relating to trust preferred securities	1,390	2,780	2,783	26,942	33,895
Line of credit	3,000	—	—	—	3,000
Operating leases	422	84	13	—	519
Construction of new building	6,500	—	—	—	6,500
Total contractual obligations	$78,069	88,153	50,476	146,792	$363,490

The timing of the amounts for gross property and casualty insurance reserves are an estimate based on historical experience and expectations of future payment patterns. However, the timing of these payments may vary significantly from the amounts stated above.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

General. Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to three principal types of market risk through our investment activities: interest rate risk, credit risk and equity risk. Our primary market risk exposure is to changes in interest rates, although in the current very difficult fixed income market we also are very concerned about credit risk. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes, other than the interest rate swap agreements that hedge the floating rate trust preferred securities which were assumed as part of the FPIG acquisition.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Our available-for-sale portfolio of fixed-income securities is carried on the balance sheet at fair value. Therefore, an adverse change in market prices of these securities would result in losses reflected on the balance sheet.

The average duration of our fixed maturity investments, excluding mortgage-backed securities that are subject to prepayment, was approximately 3.5 years as of December 31, 2008. As a result, the market value of our investments may fluctuate in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

Fluctuations in near-term interest rates could have an impact on the results of operations and cash flows. Certain of these fixed income securities have call features. In a declining interest rate environment, these securities may be called by their issuer and replaced with securities bearing lower interest rates. In a rising interest rate environment, we may sell these securities (rather than holding to maturity) and receive less than we paid for them.

As a general matter, we do not attempt to match the durations of our assets with the durations of our liabilities, although we do ladder our maturities. Our goal is to maximize the total return on all of our investments. An important strategy that we employ to achieve this goal is to try to hold enough in cash and short-term investments in order to avoid liquidating longer-term investments to pay claims.

The table below shows the interest rate sensitivity of our fixed income financial instruments measured in terms of market value (which is equal to the carrying value for all our securities).

	As of December 31, 2008 Market Value		
	−100 Basis Point Change	No Rate Change	+100 Basis Point Change
		(In thousands)	
Bonds and preferred stocks	$347,633	$335,305	$321,498
Cash and cash equivalents	37,043	37,043	37,043
Total	$384,676	$372,348	$358,541

Credit Risk

As of December 31, 2008, the fixed income portfolio (including short-term) consists of 99.6% investment grade securities, with the remaining 0.4% being non-investment grade rated securities. The 0.4% includes three corporate securities held with a combined market value of $1.2 million, and one asset-backed security held with a market value of $0.2 million. The fixed income portfolio has an average rating of Aa2/AA, an average effective maturity of 5.0 years, an average duration of 3.5 years with an average tax equivalent book yield of 5.06%.

Municipal Bond Holding Exposure

The overall credit quality, based on weighted average Standard & Poor's (S&P) ratings or equivalent when the S&P rating is not available, of the total $145 million municipal fixed income portfolio is:

- "AA" including insurance enhancement
- "AA" excluding insurance enhancement
  - 99% of the underlying ratings are "A−" or better
  - 90% of the underlying ratings are "AA−" or better

The municipal fixed income portfolio with insurance enhancement represents $104 million, or 72% of the total municipal fixed income portfolio.

- The average credit quality with insurance enhancement is "AA"
- The average credit quality of the underlying, excluding insurance enhancement, is "AA"
- Each municipal fixed income investment is evaluated based on its underlying credit fundamentals, irrespective of credit enhancement provided by bond insurers

The municipal fixed income portfolio without insurance enhancement represents $41 million, or 28% of the total municipal fixed income portfolio.

- The average credit quality of those securities without enhancement is "AA+"

The following represents the Group's municipal fixed income portfolio as of December 31, 2008:

	Average Credit Rating	Market Value	% of Total Muni Portfolio	Unrealized Loss
		(Dollars in thousands)		
Uninsured Securities	AA+	$ 41,152,563	28%	$ (518,678)
Securities with Insurance Enhancement	AA	103,972,630	72%	(1,564,371)
Total		$145,125,193	100%	$(2,083,049)

Credit Enhancement	Market Value	% of Total
	(Dollars in thousands)	
AMBAC	$ 10,912,255	8%
FGIC	2,595,800	2%
FSA	29,571,777	20%
MBIA	54,293,386	37%
No Enhancement	32,554,440	23%
Other Enhancement	5,975,111	4%
Escrowed to Maturity	9,222,424	6%
Grand Total	$145,125,193	100%

The following represents the Group's ratings on the municipal fixed income portfolio as of December 31, 2008:

S&P or equivalent ratings	Uninsured Securities(1) Market Value	Uninsured Securities(1) % of Total	Insurance Enhanced Securities(2) Market Value	Insurance Enhanced Securities(2) % of Total	Underlying Rating of Insurance Enhanced Securities(3) Market Value	Underlying Rating of Insurance Enhanced Securities(3) % of Total	Total Municipal Fixed Income Portfolio (with Insurance Enhancement) (1) + (2) Market Value	Total Municipal Fixed Income Portfolio (with Insurance Enhancement) (1) + (2) % of Total	Total Municipal Fixed Income Portfolio (without Insurance Enhancement) (1) + (3) Market Value	Total Municipal Fixed Income Portfolio (without Insurance Enhancement) (1) + (3) % of Total
					(Dollars in thousands)					
AAA	$24,728,378	60%	$ 38,153,182	37%	$ 14,069,974	14%	$ 62,881,560	43%	$ 38,798,352	27%
AA+	3,015,979	7%	21,141,391	20%	27,436,187	26%	24,157,370	17%	30,452,166	20%
AA	11,199,726	27%	37,937,896	36%	32,147,980	31%	49,137,622	34%	43,347,706	30%
AA−	2,208,480	5%	4,750,721	5%	15,564,855	15%	6,959,201	5%	17,773,335	12%
A+			1,037,850	1%	4,174,077	4%	1,037,850	1%	4,174,077	3%
A					6,724,712	7%			6,724,712	5%
A−					2,903,255	3%			2,903,255	2%
BBB−			951,590	1%	951,590	1%	951,590	1%	951,590	1%
Total	$41,152,563	100%	$103,972,630	100%	$103,972,630	100%	$145,125,193	100%	$145,125,193	100%
Average Rating	AA+		AA		AA		AA+		AA	

The Group's municipal portfolio experienced ratings migration in 2008 as a result of the downgrade of the claims paying ratings of nearly all of the monoline insurance companies. There were further downgrades of monocline insurance companies during the fourth quarter of 2008, including a downgrade of FSA from AAA to Aa3.

Insured municipals generally carry two ratings: a standalone rating based on individual fundamentals and an insured rating based on the claims paying ability of the issuer's monoline insurer (if the issue is insured). The monoline insurers' downgrades triggered ratings downgrades in the Group's insured municipal portfolio during the second quarter of 2008. When the monoline insurers are downgraded, the ratings on insured municipal bonds are downgraded to the municipality or revenue bonds' underlying credit rating or the insured rating, whichever is higher.

As of December 31, 2008, all of the Group's municipal bonds carry an underlying rating of at least an A- or better by S&P or Moody's, except $1 million of Puerto Rico Commonwealth bonds due in 2013. These bonds are rated Baa3/BBB-. The bonds were originally rated A3/A due to the insurance provided by the monoline insurer, FGIC. When FGIC was downgraded, the Puerto Rico municipal bonds were downgraded to their underlying or standalone rating of Baa3/BBB-, as FGIC's rating is lower at Ca/CC.

Structured Product Exposure

The Group's structured product exposure includes commercial mortgage backed securities (CMBS), residential mortgage backed securities (MBS) and asset backed securities (ABS). The total book value, as of December 31, 2008, was $92 million and represented 26% of the total fixed income portfolio.

As of December 31, 2008, CMBS holdings totaled $9.3 million (book value), representing 10% of the total structured product holdings. All CMBS securities are rated Aaa/AAA by either Moody's, S&P, or Fitch.

As of December 31, 2008, MBS holdings totaled $67.4 million (book value), representing 73% of the total structured product holdings. The MBS securities consist of both pass-through and collateralized mortgage obligation (CMO) structures. The pass-throughs are all agency sponsored securities and have a Aaa/AAA rating. Among the CMO's, a majority are agency sponsored and as a result, also have a Aaa/AAA rating. The non-agency backed securities represent 12% of the CMO holdings and 3% of total MBS holdings; three of the four of non-agency CMO's have a Aaa/AAA rating by Moody's or S&P and one security is rated A by S&P.

As of December 31, 2008, ABS holdings totaled $15.3 million (book value), representing 17% of the total structured product holdings. The ABS securities consist of a diversified blend of subsectors including, automobile loan and credit card receivables, equipment financing, home equity, rate reduction bonds, among other ABS. Outside of three holdings of home equity (sub-prime), all ABS securities are rated Aaa/AAA by Moody's and S&P.

The ABS home equity subsector (collateral of sub-prime home equity loans) totaled $0.63 million (book value) on December 31, 2008, representing 4.13% of the ABS holdings, 0.69% of the total structured product holdings, and 0.18% of total fixed income portfolio holdings. The subprime related exposure consists of three individual securities, of which two are insured by a monoline against default of principal and interest. However, since FGIC and AMBAC have been downgraded from their previous AAA status, the two insured securities are now rated according to the higher of the underlying collateral or the monoline rating. One bond is rated Baa1/A while the other is rated Baa3/BB. With regard to the remaining security without monoline insurance, it is rated Aa2/AA by Moody's and S&P, respectively.

There are two sectors where the Group has indirect exposure to subprime securities. These are the U.S. agency and investment grade corporate sectors. As of December 31, 2008, the Group held $17.0 million (book value) of agency debt, consisting predominately of Fannie Mae, Federal Home Loan Bank, Freddie Mac, and Federal Farm Credit Bank securities.

The second sector of the market in which the Group has indirect exposure to subprime securities is the investment grade corporate market. As of December 31, 2008, the Group's portfolio held $74.6 million (book value) of corporate bonds. Among the corporate credit exposure, $27.8 million or 37% of the holdings, were in the financial industry. The banking, brokerage, finance, insurance and REIT sectors of the investment grade corporate market continue to face stresses and challenges. Although some issuers, particularly banks, will continue to need to strengthen their reserves and write-off bad debts which will impact their earnings, it is expected that these issuers will continue to pay principal and interest when due.

Equity Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our holdings of common stocks, mutual funds and other equities. Our portfolio of equity securities is carried on the balance sheet at fair value. Therefore, an adverse change in market prices of these securities would result in losses reflected in the balance sheet. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of techniques. In accordance with accounting principles generally accepted in the United States of America, when an equity security becomes other than temporarily impaired, we record this impairment as a charge against earnings. For the year ended December 31, 2008, we recorded a pre-tax charge to earnings of $2.3 million for write-downs of other than temporarily impaired equity securities. See discussion of other than temporary impairments on investment securities under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies.

Group and industry concentrations are monitored by the Board of Directors. At December 31, 2008, our equity portfolio made up 3.0% of the Group's total investment portfolio. At December 31, 2008, the top ten equity holdings represented $4.6 million or 44.8% of the equity portfolio. Investments in the financial sector represented 23.0% while investments in pharmaceutical companies, retail specialty companies, energy companies and information technology companies represented 9.6%, 44.7%, 11.1% and 11.6%, respectively, of the equity portfolio at December 31, 2008. The table below summarizes the Group's equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 2008. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

Estimated Fair Value of Equity Securities at 12/31/08	Hypothetical Price Change	Estimated Fair Value After Hypothetical Change in Prices	Hypothetical Percentage Increase (Decrease) in Stockholders' Equity(1)
	(Dollars in thousands)		
$10,203	20% increase	$12,244	1.0%
$10,203	20% decrease	$ 8,162	(1.0%)

(1) Net of tax

Market conditions

The credit crisis, panic and volatility in the credit markets experienced during the third quarter of 2008 carried over into the fourth quarter, but moderated somewhat in some classes late in the year. Most asset classes outperformed in December 2008; for example, investment grade corporate bonds had 318 basis points of excess return versus similar duration Treasury bonds. Nonetheless, the severity and duration of the economic downturn in the U.S. is anticipated to be worse than previous recessions. The contraction is now assumed to last approximately through 2009, but the actual depth and duration of the current downturn remains unknown.

For fixed maturity securities, yield and income generation remain the key drivers to our investment strategy and our overall philosophy is to invest with a long-term horizon in high quality obligations. We remain cautious with a bias toward higher quality securities that are well suited to withstand a soft economic cycle. Reliance on independent investment research to avoid potential difficulties will continue to be a key driver behind our investment decisions. The continued elevation of fixed income spreads relative to historical levels may provide attractive investment opportunities, particularly in the corporate bond sector.

With all these risks present, we are cautious in the equities markets and will manage through this period by investing in companies with strong balance sheets and reasonable valuations.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.***

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mercer Insurance Group, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Mercer Insurance Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercer Insurance Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mercer Insurance Group, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 16, 2009

MERCER INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007
	(Dollars in thousands, except share amounts)	
ASSETS		
Investments, at fair value:		
Fixed-income securities, available for sale, at fair value (cost $331,075 and $321,978, respectively)	$334,087	324,238
Equity securities, at fair value (cost $9,232 and $12,500, respectively)	10,203	17,930
Total investments	344,290	342,168
Cash and cash equivalents	37,043	21,580
Premiums receivable	34,165	36,339
Reinsurance receivables	86,443	83,844
Prepaid reinsurance premiums	7,096	9,486
Deferred policy acquisition costs	20,193	20,528
Accrued investment income	3,901	3,582
Property and equipment, net	16,144	13,056
Deferred income taxes	9,814	7,670
Goodwill	5,416	5,416
Other assets	4,481	2,766
Total assets	$568,986	546,435
LIABILITIES AND EQUITY		
Liabilities:		
Losses and loss adjustment expenses	$304,000	274,399
Unearned premiums	80,408	88,024
Accounts payable and accrued expenses	13,283	14,622
Other reinsurance balances	11,509	14,734
Trust preferred securities	15,576	15,559
Advances under line of credit	3,000	3,000
Other liabilities	3,940	2,691
Total liabilities	431,716	413,029
Stockholders' Equity:		
Preferred stock, no par value, authorized 5,000,000 shares, no shares issued and outstanding	—	—
Common stock, no par value, authorized 15,000,000 shares, issued 7,074,333 shares and 7,075,333 shares, outstanding 6,801,095 and 6,717,693 shares	—	—
Additional paid-in capital	71,369	70,394
Accumulated other comprehensive income	2,494	4,896
Retained Earnings	74,138	67,613
Unearned ESOP shares	(2,505)	(3,131)
Treasury stock, 621,773 and 505,814 shares	(8,226)	(6,366)
Total stockholders' equity	137,270	133,406
Total liabilities and stockholders' equity	$568,986	546,435

See accompanying notes to consolidated financial statements.

MERCER INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Dollars in thousands, except per share data)		
Revenue:			
Net premiums earned	$152,577	146,675	137,673
Investment income, net of expenses	13,936	13,053	10,070
Net realized investment (losses) gains	(7,072)	24	151
Other revenue	2,021	1,929	2,035
Total revenue	161,462	161,681	149,929
Expenses:			
Losses and loss adjustment expenses	95,219	91,186	87,697
Amortization of deferred policy acquisition costs (related party amounts of $1,063, $1,141 and $1,212, respectively)	41,684	38,763	32,694
Other expenses	12,851	10,528	13,242
Interest expense	1,318	1,215	1,212
Total expenses	151,072	141,692	134,845
Income before income taxes	10,390	19,989	15,084
Income taxes	2,156	5,754	4,449
Net income	$ 8,234	14,235	10,635
Net income per common share:			
Basic	$ 1.32	2.32	1.77
Diluted	$ 1.30	2.25	1.71

See accompanying notes to consolidated financial statements.

MERCER INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2008, 2007 and 2006

	Preferred stock	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Unearned restricted stock compensation	Unearned ESOP shares	Treasury stock	Total
				(Dollars in thousands)					
Balance, December 31, 2005	$—	—	67,973	2,851	44,896	(1,654)	(4,383)	(6,284)	103,399
Net income					10,635				10,635
Unrealized gains on securities:									
Unrealized holding gains arising during period, net of related income tax expense of $62				120					120
Less reclassification adjustment for gains included in net income, net of related income tax expense of $80				(156)					(156)
Other comprehensive loss									(36)
Comprehensive income									10,599
Reclassification of unearned restricted stock compensation			(1,654)			1,654			—
Stock compensation plan amortization			1,398						1,398
Tax benefit from stock compensation plan			129						129
ESOP shares committed			627				626		1,253
Treasury stock purchased								(37)	(37)
Dividends to shareholders					(902)				(902)
Balance, December 31, 2006	$—	—	68,473	2,815	54,629	—	(3,757)	(6,321)	115,839
Net income					14,235				14,235
Unrealized gains on securities:									
Unrealized holding gains arising during period, net of related income tax expense of $1,436				2,787					2,787
Less reclassification adjustment for gains included in net income, net of related income tax expense of $271				(527)					(527)
Defined benefit pension plan, net of related income tax benefit of $92				(179)					(179)
Other comprehensive income									2,081
Comprehensive income									16,316
Stock compensation plan amortization			1,043						1,043
Tax benefit from stock compensation plan			153						153
ESOP shares committed			549				626		1,175
Treasury stock purchased								(45)	(45)
Issuance of common stock			176						176
Dividends to shareholders					(1,251)				(1,251)
Balance, December 31, 2007	$—	—	70,394	4,896	67,613	—	(3,131)	(6,366)	133,406
Net income					8,234				8,234
Unrealized losses on securities:									
Unrealized holding losses arising during period, net of related income tax benefit of $3,154				(6,126)					(6,126)
Less reclassification adjustment for losses included in net income, net of related income tax benefit of $1,895				3,678					3,678
Defined benefit pension plan, net of related income tax expense of $24				46					46
Other comprehensive loss									(2,402)
Comprehensive income									5,832
Stock compensation plan amortization			547						547
Tax benefit from stock compensation plan			40						40
ESOP shares committed			388				626		1,014
Treasury stock purchased								(1,860)	(1,860)
Dividends to shareholders					(1,709)				(1,709)
Balance, December 31, 2008	$—	—	71,369	2,494	74,138	—	(2,505)	(8,226)	137,270

See accompanying notes to consolidated financial statements.

MERCER INSURANCE GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 8,234	14,235	10,635
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of fixed assets	2,232	2,135	2,587
Net amortization of premium	1,505	1,272	1,039
Amortization of restricted stock compensation	547	1,043	1,398
ESOP share commitment	1,014	1,175	1,253
Net realized investment losses (gains)	7,072	(24)	(151)
Deferred income tax	(907)	(967)	(4,168)
Change in assets and liabilities:			
Premiums receivable	2,174	1,691	(533)
Reinsurance receivables	(2,599)	4,143	(8,773)
Prepaid reinsurance premiums	2,390	6,897	5,171
Deferred policy acquisition costs	335	(3,820)	(5,919)
Other assets	(2,723)	884	388
Losses and loss adjustment expenses	29,601	23,944	38,776
Unearned premiums	(7,616)	6,094	2,948
Other reinsurance balances	(3,225)	(9,854)	6,014
Other	550	1,445	6
Net cash provided by operating activities	38,584	50,293	50,671
Cash flows from investing activities:			
Purchase of fixed income securities, available for sale	(57,552)	(84,640)	(193,614)
Purchase of equity securities	(3,569)	(4,188)	(5,543)
Sale (purchase) of short-term investments, net	—	7,692	(3,403)
Sale and maturity of fixed income securities, available for sale	43,119	35,602	148,593
Sale of equity securities	3,726	3,425	3,844
Purchase of property and equipment, net	(5,316)	(3,255)	(2,797)
Net cash used in investing activities	(19,592)	(45,364)	(52,920)
Cash flows from financing activities:			
Purchase of treasury stock	(1,860)	(45)	(37)
Tax benefit from stock compensation plans	40	153	129
Proceeds from issuance of common stock	—	176	—
Dividends to shareholders	(1,709)	(1,251)	(902)
Net cash used in financing activities	(3,529)	(967)	(810)
Net increase (decrease) in cash and cash equivalents	15,463	3,962	(3,059)
Cash and cash equivalents at beginning of year	21,580	17,618	20,677
Cash and cash equivalents at end of year	$ 37,043	21,580	17,618
Cash paid during the year for:			
Interest	$ 1,290	1,163	1,222
Income taxes	$ 3,900	5,900	7,745

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Description of Business

Mercer Insurance Group, Inc. (MIG) and subsidiaries (collectively, the Group) includes Mercer Insurance Company (MIC), its subsidiaries Queenstown Holding Company, Inc. (QHC) and its subsidiary Mercer Insurance Company of New Jersey, Inc. (MICNJ), Franklin Holding Company, Inc. (FHC) and its subsidiary Franklin Insurance Company (FIC), and BICUS Services Corporation (BICUS), Financial Pacific Insurance Group, Inc. (FPIG) and its subsidiaries Financial Pacific Insurance Company (FPIC) and Financial Pacific Insurance Agency (FPIA), which is currently inactive, commencing in October, 2006. FPIG also holds an interest in three statutory business trusts that were formed for the purpose of issuing Floating Rate Capital Securities (see note 18).

The companies in the Group are operated under common management. The Group's operating subsidiaries are licensed collectively in twenty two states, but are currently focused on doing business in seven states; Arizona, California, Nevada, New Jersey, New York, Oregon and Pennsylvania. MIC and MICNJ are also licensed to write property and casualty insurance in New York where a limited amount of business is written to support accounts in adjacent states. FPIC holds an additional fifteen state licenses outside of the Group's current focus area. Currently, only direct mail surety is being written in some of these states.

The Group's business activities are separated into three operating segments, which are commercial lines of insurance, personal lines of insurance and the investment function. The commercial lines of business consist primarily of multi-peril and commercial auto coverage. These two commercial lines represented 62%, 64% and 61%, and 17%, 17% and 14%, respectively, of the Group's net premiums written in 2008, 2007 and 2006. The personal lines business consists primarily of homeowners insurance in Pennsylvania and New Jersey and private passenger automobile insurance in Pennsylvania. These two personal lines represented 8%, 8% and 9%, and 4%, 4% and 4%, respectively, of the Group's net premiums written in 2008, 2007 and 2006.

(b) Consolidation Policy and Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities, and include the accounts of each member of the Group since the date of acquisition. The insurance subsidiaries within the Group participate in a reinsurance pooling arrangement (the Pool) whereby each insurance affiliate's underwriting results are combined and then distributed proportionately to each participant. Each insurer's share in the Pool is based on their respective statutory surplus as of the beginning of each year. The effects of the Pool as well as all other significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include liabilities for losses and loss adjustment expenses, deferred policy acquisition costs, reinsurance, goodwill valuation, deferred income tax assets and investment valuation and assessment of other than temporary impairment of investments. Actual results could differ from those estimates.

(d) Concentration of Risk

The Group's business is subject to concentration risk with respect to geographic concentration. Although the Group's operating subsidiaries are licensed collectively in twenty two states, direct premiums written for three states, California, New Jersey and Pennsylvania, constituted 54%, 28% and 8% of the 2008 direct premium written,

55%, 27% and 7% of the 2007 direct premium written, and 53%, 28%, and 8% of the 2006 direct premium written. Consequently, changes in the California, New Jersey or Pennsylvania legal, regulatory or economic environment could adversely affect the Group.

For the year ending December 31, 2008, 2007 and 2006, there were no agents in the Group that individually produced greater than 5% of the Group's direct written premiums.

(e) Investments

Due to periodic shifts in the portfolio arising from income tax planning strategies and asset-liability matching, as well as the need to be flexible in responding to changes in the securities markets and economic factors, management considers the entire portfolio of fixed-income securities as available for sale. Fixed-income securities available for sale are stated at fair value. Equity securities are carried at fair value. Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in stockholders' equity as a component of accumulated other comprehensive income and, accordingly, have no effect on net income.

Interest on fixed-income securities is credited to income as it accrues on the principal amounts outstanding, adjusted for amortization of premiums and accretion of discounts computed utilizing the effective interest rate method. Premiums and discounts on mortgage-backed securities are amortized/accreted using anticipated prepayments with changes in anticipated prepayments, which are evaluated semi-annually, accounted for prospectively. The model used to determine anticipated prepayment assumptions for mortgage-backed securities uses separate home sale, refinancing, curtailment, and full pay-off components, derived from a variety of industry sources as determined by the Group's fixed income securities manager.

Realized gains and losses are determined on the specific identification basis. When the fair value of any investment is lower than its cost, an assessment is made to determine if the decline is other than temporary. If the decline is deemed to be other than temporary, the investment is written down to fair value and the amount of the write-down is charged to income as a realized loss. The fair value of the investment becomes its new cost basis.

(f) Cash and Cash Equivalents

Cash and cash equivalents are carried at cost which approximates fair value. The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Cash and cash equivalents as of December 31, 2008 and 2007 include restricted cash of $264 and $506, respectively, consisting of funds held for surety bonds.

(g) Fair Values of Financial Instruments

The Group has used the following methods and assumptions in estimating its fair values:

Investments — The fair values for fixed-income securities available for sale are based on quoted market prices, when available. If not available, fair values are based on readily observable market data for similar securities or valuations based on models where significant inputs are observable. Fair values for marketable equity securities are based on quoted market prices.

Cash and cash equivalents — The carrying amounts reported in the consolidated balance sheet approximate their fair values.

Premium and reinsurance receivables — The carrying amounts reported in the consolidated balance sheet for these instruments approximate their fair values.

Trust preferred securities and line of credit obligations — The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

Interest rate swaps — The estimated fair value of the interest rate swaps is based on valuations received from the financial institution counterparties.

(h) Reinsurance

The Group cedes insurance to unrelated insurers to limit its maximum loss exposure through risk diversification. Ceded reinsurance receivables and unearned premiums are reported as assets; loss and loss adjustment expense reserves are reported gross of ceded reinsurance credits, unless the reinsurance contract includes a right of offset. Premiums receivable is recorded gross of ceded premiums payable. An allowance for estimated uncollectible reinsurance is recorded based on an evaluation of balances due from reinsurers and other available information.

(i) Deferred Policy Acquisition Costs

Acquisition costs such as commissions, premium taxes, and certain other expenses which vary with and are primarily related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated net realizable value, which gives effect to premiums to be earned, anticipated investment income, loss and loss adjustment expenses, and certain other maintenance costs expected to be incurred as the premiums are earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, may require adjustments to deferred policy acquisition costs.

(j) Property and Equipment

Property and equipment are carried at cost less accumulated depreciation calculated on the straight-line basis. Property is depreciated over useful lives generally ranging from five to forty years. Equipment is depreciated over three to ten years.

The Group applies the provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" to account for internally developed computer software costs. In accordance with SOP 98-1, the Group has capitalized $4,530, $2,499 and $942 in software development costs, respectively, in 2008, 2007 and 2006. These costs are amortized over their useful lives, ranging from three to five years, from the dates the systems technology becomes operational.

The carrying value of property and equipment is reviewed for recoverability including an evaluation of the estimated useful lives of such assets. Impairment is recognized only if the carrying amount of the property and equipment is not deemed recoverable. A change in the estimated useful lives of such assets is treated as a change in estimate and is accounted for prospectively.

Upon disposal of assets, the cost and related accumulated depreciation is removed from the accounts and the resulting gain or loss is included in income.

(k) Premium Revenue

Premiums include direct writings plus reinsurance assumed less reinsurance ceded to other insurers and are recognized as revenue over the period that coverage is provided using the daily pro-rata method. Audit premiums and premium adjustments are recorded when they are considered probable and adequate information exists to estimate the premium. Unearned premiums represent that portion of direct premiums written that are applicable to the unexpired terms of policies in force and is reported as a liability. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers and is reported as an asset. Premiums receivable are reported net of an allowance for estimated uncollectible premium amounts. Revenue related to service fees is earned over the installment period. Agency commission and related fees are recognized based on the policy issue date.

(l) Losses and Loss Adjustment Expenses

The liability for losses includes the amount of claims which have been reported to the Group and are unpaid at the statement date as well as provision for claims incurred but not reported, after deducting anticipated salvage and subrogation. The liability for loss adjustment expenses is determined as a percentage of the liability for losses based on the historical ratio of paid adjustment expenses to paid losses by line of business.

Estimates of liabilities for losses and loss adjustment are necessarily based on estimates, and the amount of losses and loss adjustment expenses ultimately paid may be more or less than such estimates. Changes in the estimates for losses and loss adjustment expenses are recognized in the period in which they are determined.

(m) Share-Based Compensation

The Group can make grants of qualified (ISO's) and non-qualified stock options (NQO's), and non-vested shares (restricted stock) under its stock incentive plan. Stock options are granted at exercise prices that are not less than market price at the date of grant, vest over a period of three or five years, and are outstanding for a period of ten years for ISO's and ten years and one month for NQO's. Restricted stock grants vest over a period of three to five years.

The Group applies the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment", using the modified-prospective-transition method. The after-tax compensation expense recorded in the consolidated statements of earnings for stock options (net of forfeitures) for the years ended December 31, 2008, 2007 and 2006 was $234, $439, and $555 respectively. The after-tax compensation expense recorded in the consolidated statements of earnings for restricted stock (net of forfeitures) for the years ended December 31, 2008, 2007, and 2006 was $195, $336, and $442 respectively.

As of December 31, 2008, the Group has $0.5 million of unrecognized total compensation cost related to non-vested stock options and restricted stock. That cost will be recognized over the remaining weighted-average vesting period of 1.2 years, based on the estimated grant date fair value.

(n) Income Taxes

The Group uses the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of the Group's assets and liabilities and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

(o) Goodwill and Intangible Assets

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Group determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations". The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Group has two reporting units with goodwill as of December 31, 2008 and 2007. The Group performed the annual impairment tests as of December 31, 2008 and 2007, and the results indicated that the fair value of the reporting units exceeded their carrying amounts.

Intangible assets held by the Group have definite lives and the value is amortized on a straight-line basis over their useful lives, ranging from eight to fourteen years. The carrying amount of these intangible assets are regularly reviewed for indicators of impairments in value. Impairment is recognized only if the carrying amount of the intangible asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the fair value of the asset.

(p) Derivative Instruments and Hedging Activities

The Group entered into three interest rate swap agreements to hedge against interest rate risk on its floating rate Trust preferred securities. Interest rate swaps are contracts to convert, for a period of time, the floating rate of the Trust preferred securities into a fixed rate without exchanging the instruments themselves.

The Group accounts for its interest rate swaps in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The Group has designated the interest rate swaps as non-hedge instruments. Accordingly, the Group recognizes the fair value of the interest rate swaps as assets or liabilities on the consolidated balance sheets with the changes in fair value recognized in the consolidated statement of earnings. The estimated fair value of the interest rate swaps is based on valuations received from the financial institution counterparties.

(q) Earnings per Share

Earnings per share (EPS) is computed in accordance with SFAS No. 128, "Earnings per Share". Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS reflects the effect of potentially dilutive securities. The denominator for basic and diluted EPS includes ESOP shares committed to be released.

(r) Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

SFAS 157 establishes a fair value hierarchy to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets. The highest possible level should be used to measure fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FSP SFAS 157-2, *Effective Date of FASB Statement No. 157* (FSP SFAS 157-2), which delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities until January, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Group adopted SFAS 157 and FSP SFAS 157-2 effective January 1, 2008. Accordingly, the provisions of SFAS 157 were not applied to goodwill and other intangible assets held by the Group and measured annually for impairment testing purposes only. The adoption of SFAS 157, for all other assets and liabilities held by the Group, did not have a material effect on the Group's results of operations, financial position or liquidity. The Group will adopt SFAS 157 for non-financial assets and non-financial liabilities on January 1, 2009 and does not expect the provisions to have a material effect on its results of operations, financial position or liquidity.

In October 2008, the FASB issued FSP SFAS 157-3, *Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active* (FSP SFAS 157-3), with an immediate effective date, including prior periods for which financial statements have not been issued. FSP SFAS 157-3 amends SFAS 157 to clarify the application of fair value in inactive markets and allows for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. The objective of SFAS 157 has not changed and continues to be the determination of the price that would be received in an orderly transaction between market participants that is not a forced liquidation or distressed sale at the measurement date. The adoption of FSP SFAS 157-3 in the third quarter of 2008 did not have a material effect on the Group's results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits an entity to irrevocably elect fair value on a contract-by-contract basis for new assets or liabilities within the scope as the initial and subsequent measurement attribute for those financial assets and liabilities and certain other items including property and casualty insurance contracts. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense up-front costs and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position the fair value of assets and liabilities for which the fair value option has been elected, and similar assets and liabilities measured using another measurement attribute. An entity can accomplish this by either reporting the fair value and non-fair-value carrying amounts as separate line items or aggregating those amounts and disclosing parenthetically the amount of fair value included in the aggregate amount. The Group adopted SFAS 159 effective January 1, 2008 and the adoption did not have a material effect on the Group's results of operations, financial position or liquidity. The Group did not elect to measure at fair value any assets or liabilities that were not otherwise already carried at fair value in accordance with other accounting pronouncements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities and specifically requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of SFAS 161 are effective for financial statements issued for fiscal years beginning after November 15, 2008. The Group is currently evaluating the effect, if any, that the adoption of SFAS No. 161 will have on operations, financial condition or liquidity.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162) to identify the sources of accounting principles and provide a framework for selecting the principles to be used in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. The hierarchy of authoritative accounting guidance is not expected to change current practice but is expected to facilitate the FASB's plan to designate as authoritative its forthcoming codification of accounting standards. This Statement is effective November 15, 2008. The adoption of SFAS 162 did not have a material impact on the Group's results of operations or financial condition.

In December 2007, the FASB issued Revised SFAS No. 141R, *Business Combinations* (SFAS 141R), a replacement of SFAS 141, *Business Combinations* (SFAS 141). SFAS 141R provides revised guidance on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. In addition, it provides revised guidance on the recognition and measurement of goodwill acquired in the business combination. SFAS 141R also provides guidance specific to the recognition, classification, and measurement of assets and liabilities related to insurance and reinsurance contracts acquired in a business combination. SFAS 141R applies to business combinations for acquisitions occurring on or after January 1, 2009. Accordingly, SFAS 141R does not impact the Group's previous transactions involving purchase accounting.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities* (FSP 03-6-1). FSP 03-6-1 addresses the treatment of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of earnings per share and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The Group is currently evaluating the impact of FSP 03-6-1 on the calculation of earnings per share.

In June 2007, the Emerging Issues Task Force (EITF) of FASB issued EITF Issue No. 06-11 *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* (EITF 06-11). EITF 06-11 requires that the tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options be recognized as an increase to additional paid-in capital. EITF 06-11, was effective on a prospective basis beginning with dividends declared in fiscal years beginning after December 15, 2007, and the Group adopted it in the first quarter of 2008. The adoption of EITF 06-11 did not have a material impact on the Group's results of operations, financial condition, or liquidity.

(2) INVESTMENTS

Net investment income, net realized investment gains (losses), and change in unrealized gains (losses) on investment securities are as follows.

Net investment income and net realized investment gains (losses):

	2008	2007	2006
Investment income:			
Fixed income securities	$14,871	13,356	11,044
Equity securities	351	319	514
Cash and equivalents	369	613	614
Other	104	829	245
Gross investment income	15,695	15,117	12,417
Less investment expenses	1,759	2,064	2,347
Net investment income	13,936	13,053	10,070
Net realized gains (losses):			
Fixed income securities	(3,832)	—	(402)
Equity securities, net	(1,740)	798	638
Mark-to-market valuation for interest rate swaps	(1,500)	(774)	(94)
Other	—	—	9
Net realized investment (losses) gains	(7,072)	24	151
Net investment income and net realized investment gains	$ 6,864	13,077	10,221

Investment expenses include salaries, advisory fees and other miscellaneous expenses attributable to the maintenance of investment activities.

The changes in net unrealized (losses) gains of securities are as follows:

	2008	2007	2006
Fixed-income securities	$ 752	3,575	747
Equity securities	(4,459)	(152)	(800)
	$(3,707)	3,423	(53)

The cost and estimated market value of available-for-sale fixed-income and equity investment securities at December 31, 2008 and 2007 are shown below.

	Cost(1)	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2008				
Fixed-income securities, available for sale:				
U.S. government and government agencies(2)	$ 84,747	3,242	14	87,975
Obligations of states and political subdivisions	143,042	3,206	1,123	145,125
Industrial and miscellaneous	77,859	1,404	1,764	77,499
Mortgage-backed securities	25,427	122	2,061	23,488
Total fixed maturities	331,075	7,974	4,962	334,087
Equity securities:				
At estimated market value	9,232	1,365	394	10,203
Total	$340,307	9,339	5,356	344,290

	Cost(1)	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2007				
Fixed-income securities, available for sale:				
U.S. government and government agencies(2)	$ 83,016	814	115	83,715
Obligations of states and political subdivisions	142,873	1,230	77	144,026
Industrial and miscellaneous	65,109	552	453	65,208
Mortgage-backed securities	30,980	412	103	31,289
Total fixed maturities	321,978	3,008	748	324,238
Equity securities:				
At estimated market value	12,500	5,726	296	17,930
Total	$334,478	8,734	1,044	342,168

(1) Original cost of equity and fixed-income securities adjusted for other than temporary impairment writedowns and amortization of premium and accretion of discount.

(2) Includes approximately $66,576 and $68,696 (cost) and $56,142 and $48,840 (fair value) of mortgage-backed securities implicitly or explicitly backed by the U.S. government and government agencies as of December 31, 2008 and 2007, respectively.

The following table shows our Industrial and miscellaneous fixed income securities and equity holdings by industry sector:

	December 31, 2008		December 31, 2007	
	Cost	Fair Value	Cost	Fair Value
	(In thousands)			
Industrial and miscellaneous				
Fixed income securities				
Financial	$36,520	$36,065	$35,784	$35,603
Retail specialty	27,561	27,810	19,434	19,601
Energy	9,680	9,444	4,298	4,355
Pharmaceutical	2,249	2,320	2,747	2,792
Information Technology	1,849	1,860	2,846	2,857
Total	$77,859	$77,499	$65,109	$65,208
Equity securities				
Financial	$ 2,329	$ 2,343	$ 4,364	$ 6,007
Retail specialty	4,117	4,565	4,083	6,037
Energy	746	1,135	953	1,620
Pharmaceutical	794	974	840	1,379
Information Technology	1,246	1,186	1,637	2,115
Transportation	—	—	623	772
Total	$ 9,232	$10,203	$12,500	$17,930

The estimated market value and unrealized loss for securities in a temporary unrealized loss position as of December 31, 2008 are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,460	$ 4	$ 951	$ 10	$ 3,411	$ 14
Obligations of states and political subdivisions	25,847	564	2,108	559	27,955	1,123
Corporate securities	39,226	1,528	2,535	236	41,761	1,764
Mortgage-backed securities	19,277	1,241	2,761	820	22,038	2,061
Total fixed maturities	86,810	3,337	8,355	1,625	95,165	4,962
Total equity securities	2,232	363	69	31	2,301	394
Total securities in a temporary unrealized loss position	$89,042	$3,700	$8,424	$1,656	$97,466	$5,356

Fixed maturity investments with unrealized losses for less than twelve months are primarily due to changes in the interest rate environment. At December 31, 2008 the Group has 11 fixed maturity securities with unrealized losses for more than twelve months. Of the 11 securities with unrealized losses for more than twelve months, all of them have fair values of no less than 72% of book value. The Group does not believe these declines are other than temporary due to the credit quality of the holdings. The Group currently has the ability and intent to hold these securities until recovery. However, future write-downs may become necessary in light of unprecedented market and liquidity disruptions.

There are 12 common stock securities that are in an unrealized loss position at December 31, 2008. All of these securities have been in an unrealized loss position for less than 6 months. There are 4 preferred stock securities that are in an unrealized loss position at December 31, 2008. Three preferred stock securities have been in an unrealized loss position for less than 8 months. One preferred stock security has been in an unrealized loss position for more than twelve months. The Group does not believe these declines are other than temporary as a result of reviewing the circumstances of each such security in an unrealized loss position. The Group currently has the ability and intent to hold these securities until recovery. However, future write-downs may become necessary in light of unprecedented market and liquidity disruptions.

The estimated market value and unrealized loss for securities in a temporary unrealized loss position as of December 31, 2007 are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 6,242	$ 24	$12,089	$ 91	$18,331	$ 115
Obligations of states and political subdivisions	4,535	9	12,386	68	16,921	77
Corporate securities	5,586	108	22,842	345	28,428	453
Mortgage-backed securities	484	16	7,679	87	8,163	103
Total fixed maturities	16,847	157	54,996	591	71,843	748
Total equity securities	4,155	276	84	20	4,239	296
Total securities in a temporary unrealized loss position	$21,002	$433	$55,080	$611	$76,082	$1,044

Fixed maturity investments with unrealized losses for less than twelve months are primarily due to changes in the interest rate environment. At December 31, 2007 the Group has 74 fixed maturity securities with unrealized losses for more than twelve months. Of the 74 securities with unrealized losses for more than twelve months, 72 of them have fair values of no less than 94% or more of cost, and the other 2 securities have a fair value greater than 89% of cost. The fixed income portfolio is invested 100% in investment grade securities, with the exception of one corporate security held with a market value of $0.4 million, and these unrealized losses primarily reflect the current interest rate environment. The Group does not believe these declines are other than temporary due to the credit quality of the holdings. The Group currently has the ability and intent to hold these securities until recovery.

There are 16 common stock securities that are in an unrealized loss position at December 31, 2007. All of these securities have been in an unrealized loss position for less than six months. There are 7 preferred stock securities that are in an unrealized loss position at December 31, 2007. Five preferred stock securities have been in an unrealized loss position for less than six months. One preferred stock security has been in an unrealized loss position for more than six months but less than twelve months and one preferred stock security has been in an unrealized loss position for more than twelve months. The Group believes these declines are not other than temporary as a result of reviewing the circumstances of each such security in an unrealized position. The Group currently has the ability and intent to hold these securities until recovery.

The amortized cost and estimated fair value of fixed-income securities at December 31, 2008, by contractual maturity, are shown below (note that mortgage-backed securities in the below table include securities backed by the U.S. government and agencies). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 24,377	24,452
Due after one year through five years	90,786	92,092
Due after five years through ten years	93,830	95,860
Due after ten years	30,079	29,499
	239,072	241,903
Mortgage-backed securities	92,003	92,184
	$331,075	334,087

The gross realized gains and losses on investment securities are as follows:

	2008	2007	2006
Gross realized gains	$ 1,698	1,032	1,023
Gross realized losses	(8,770)	(1,008)	(872)
	$(7,072)	24	151

In the years ended December 31, 2008, 2007 and 2006, we recorded a pre-tax charge to earnings of $6.2 million, $0.1 million and $0.1 million, respectively, for write-downs of other than temporarily impaired securities (OTTI).

During the second half of 2008, there were significant disruptions to the financial and equity markets. This resulted from, in part, failures of financial institutions on an unprecedented scale, and caused a significant reduction in liquidity and trading flows in the credit markets in addition to a dramatic widening in credit spreads. Such impacts affected the valuations of both the fixed income and equity securities held by the Group.

Of the $6.2 million in 2008 OTTI write-downs, $3.9 million related to 11 fixed-income securities including the following:

- $0.5 million relating to one residential mortgage-backed security. This charge resulted from increased delinquency and default rates.

- $0.8 million relating to four asset-backed securities. These charges related to issuer-specific credit events that revolved around the performance of the underlying collateral, which had materially deteriorated. In general, these securities were experiencing increased conditional default rates and expected loss severities.

- $2.6 million relating to six corporate bonds. These charges were also due to issuer-specific events which lead to a deteriorated financial condition.

Of the $6.2 million in 2008 OTTI write-downs, $2.3 million related to 33 equity securities, including the following:

- $1.4 million on 29 equity securities related to issuer-specific events which led to a deteriorated financial condition.

- $0.9 million on four preferred stock securities, of which the largest write-off related to an issuer that has incurred large losses on mortgage guarantee insurance coverage on residential mortgage loans.

Proceeds from sales and maturities of securities were $46,845, $39,027 and $152,438 in 2008, 2007, and 2006, respectively.

Accumulated other comprehensive income was net of deferred income taxes of $1,353 and $2,615 applicable to net unrealized investment gains at December 31, 2008 and 2007, respectively.

The amortized cost of invested securities on deposit with regulatory authorities at December 31, 2008 and 2007 was $4,911 and $4,913, respectively.

(3) DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs are as follows:x

	2008	2007	2006
Balance, January 1	$ 20,528	16,708	10,789
Acquisition costs deferred	41,349	42,583	38,613
Amortization charged to earnings	(41,684)	(38,763)	(32,694)
Balance, December 31	$ 20,193	20,528	16,708

(4) PROPERTY AND EQUIPMENT

Property and equipment was as follows:

	2008	2007
Property and equipment:		
Land	$ 1,720	1,720
Buildings and improvements	7,846	7,504
Furniture, fixtures, and equipment	20,606	15,659
	30,172	24,883
Accumulated depreciation	(14,028)	(11,827)
	$ 16,144	13,056

(5) LIABILITIES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liabilities for losses and loss adjustment expenses is summarized as follows:

	2008	2007	2006
Balance at January 1	$274,399	$250,455	$211,679
Less reinsurance recoverable on unpaid losses and loss expenses	(82,382)	(85,933)	(78,744)
Net balance, January 1	192,017	164,522	132,935
Incurred related to:			
Current year	89,088	83,015	79,275
Prior years	6,131	8,171	8,422
Total incurred	95,219	91,186	87,697
Paid related to:			
Current year	24,521	22,589	23,284
Prior years	44,753	41,102	32,826
Total paid	69,274	63,691	56,110
Net balance, December 31	217,962	192,017	164,522
Plus reinsurance recoverable on unpaid losses and loss expenses	86,038	82,382	85,933
Balance at December 31	$304,000	$274,399	$250,455

The balance at December 31, 2008, 2007, and 2006 is recorded net of reserves for salvage and subrogation in the amounts of $7,629, $6,140, and $4,284, respectively.

As a result of changes in estimates of insured events in prior years, the liabilities for losses and loss adjustment expenses increased by $6.1 million, $8.2 million and $8.4 million in 2008, 2007 and 2006, respectively.

The following table presents the (increase) decrease in the liability for unpaid losses and loss adjustment expenses attributable to insured events of prior years incurred in the year ended December 31, 2008 by line of business. Amounts shown in the 2005 column of the table include all 2005 and prior accident year development for FPIC, which was acquired on October 1, 2005, and accounted for as a purchase business combination.

		Loss Events of Indicated Prior Years			
	Total	2007	2006	2005	2004 and Prior
			(In thousands)		
Commercial multi-peril	$(9,220)	$1,146	$ (641)	$ (9,388)	$(337)
Commercial automobile	3,041	1,234	1,645	280	(118)
Other liability	869	1,619	988	(1,727)	(11)
Workers' compensation	413	45	320	(48)	96
Homeowners	(1,093)	(9)	(189)	(560)	(335)
Personal automobile	(98)	133	109	(50)	(290)
Other lines	(43)	(392)	649	(306)	6
Net 2008 (unfavorable) favorable prior year development	$(6,131)	$3,776	$2,881	$(11,799)	$(989)

The following table presents, by line of business, the change in the liability for unpaid losses and loss adjustment expenses incurred in the years ended December 31, 2008, 2007 and 2006, for insured events of prior years.

Prior year favorable (unfavorable) development, by line of business, reported in:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Commercial multi-peril	$(9,220)	$(5,911)	$(9,618)
Commercial automobile	3,041	2,504	1,968
Other liability	869	(4,388)	292
Workers' compensation	413	787	(525)
Homeowners	(1,093)	(1,220)	55
Personal automobile	(98)	(101)	(571)
Other lines	(43)	158	(23)
Net unfavorable prior year development	$(6,131)	$(8,171)	$(8,422)

We evaluate our estimated ultimate liability by line of business on a quarterly basis. The establishment of loss and loss adjustment expense reserves is an inherently uncertain process and reserve uncertainty stems from a variety of sources. Court decisions, regulatory changes and economic conditions, among other factors, can affect the ultimate cost of claims that occurred in the past as well as create uncertainties regarding future loss cost trends. Similarly, actual experience, including the number of claims and the severity of claims, to the extent it varies from data previously used or projected, will be used to update the projected ultimate liability for losses, by accident year and line of business. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such changes are made. A discussion of factors contributing to an (increase) decrease in the liability for unpaid losses and loss adjustment expenses (as shown in the chart immediately above) for the Group's major lines, representing 92% of net loss and loss adjustment reserves at December 31, 2008, follows:

Commercial multi-peril

With $163.0 million, $140.0 million, and $120.1 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007 and 2006, respectively, commercial multi-peril is the line of business that carries the largest net loss and loss adjustment expense reserves, representing 75%, 73%, and 73%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007, and 2006.

The commercial multi-peril line of business experienced adverse prior year development of $9.2 million in 2008, $5.9 million in 2007 and $9.6 million in 2006. The majority of this development relates to the West coast contractor liability book of business. Contractor liability claims, particularly construction defect claims, are long-tailed in nature and develop over a period of ten to twelve years.

The adverse development in 2008 and 2007 was driven by higher than expected reported construction defect claim activity, particularly on the 1998 through 2002 accident years. The adverse development in 2006 was driven by increases in case reserve estimates on claims reported prior to 2006. The adverse development in 2008, 2007 and 2006 includes ($0.4) million, $0.7 million and $2.8 million, respectively, in reserve increases related to accident years 1997 and prior which are pre-*Montrose* claims.

The adverse development in 2008, 2007 and 2006 also includes $1.9 million, $0.5 million and $1.1 million, respectively, in post-commutation reserve increases for losses formerly subject to reinsurance treaties.

In 2008 there was $3.5 million in favorable development on accident years 2003 through 2005, due to lower than expected loss emergence. In 2007 and 2006 there was no development on the 2003 through 2005 accident years. The favorable development was driven by a decrease in claim frequency for accident years 2003 through 2005.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

Commercial automobile

With $21.6 million, $16.6 million, and $13.4 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, commercial automobile is the Group's second largest reserved line of business, representing 10%, 9%, and 8%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006.

The commercial automobile line of business experienced favorable prior year development of $3.0 million in 2008, $2.5 million in 2007 and $2.0 million in 2006.

The favorable development on the commercial automobile line of business reflects a reduction in claims frequency for the recent accident years and a lower than expected emergence of losses, particularly on the Group's heavy truck programs like Ready Mix and Aggregate Haulers.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

Other liability

With $8.9 million, $12.4 million, and $9.3 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, other liability is the Group's third largest reserved line of business, representing 4%, 6%, and 6%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006.

The other liability line of business experienced favorable prior year development of $0.9 million in 2008, adverse development of $4.4 million in 2007, and favorable development of $0.3 million in 2006.

The adverse development on the other liability line of business in 2007 was primarily the result of an increase in litigation activity resulting in larger than expected settlements and increased litigation expense.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

Workers compensation

With $7.6 million, $7.6 million, and $7.3 million of recorded reserves, net of reinsurance, at December 31, 2008, 2007, and 2006, respectively, workers compensation represents 3%, 4%, and 4%, respectively, of the Group's total carried net loss and loss adjustment expense reserves at December 31, 2008, 2007 and 2006. A portion of this business is assumed from the National Involuntary Pool managed by the National Council on Compensation Insurance (NCCI).

Workers compensation reserves developed favorably in 2008 by $0.4 million, and in 2007 by $0.8 million, and developed adversely in 2006 by $0.5 million. The adverse development in 2006 occurred predominantly on business assumed from the National Involuntary Pool managed by the National Council on Compensation Insurance (NCCI).

The actuarial data reported to us by the NCCI is very volatile with significant upward and downward swings.

Workers compensation losses are impacted heavily by medical cost increases which have been significant recently.

The variances from previous expectations in the loss activity described above were taken into account in evaluating the ultimate liability for losses and loss adjustment expenses.

All Other lines

The remaining lines of business, which collectively contributed approximately $1.2 million, $1.2 million, and $0.5 million of adverse development for the years ended December 31, 2008, 2007, and 2006, respectively, do not individually reflect any significant trends related to prior year development.

(6) REINSURANCE

The Group has geographic exposure to catastrophe losses in its operating territories. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, explosion, severe weather, and fire. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas. However, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Group generally seeks to reduce its exposure to catastrophe through individual risk selection and the purchase of catastrophe reinsurance.

In the ordinary course of business, the Group seeks to limit its exposure to loss on individual claims and from the effects of catastrophes by entering into reinsurance contracts with other insurance companies. Reinsurance is ceded on excess of loss and pro-rata bases with the Group's retention not exceeding $850, $750 and $500 per occurrence in 2008, 2007 and 2006, respectively. Insurance ceded by the Group does not relieve it of its primary liability as the originating insurer.

In conjunction with the renewal of the reinsurance program in 2008 and 2007, the prior year reinsurance treaties were terminated on a run-off basis, which requires that for policies in force as of the prior year end, these reinsurance agreements continue to cover losses occurring on these policies in the future. Therefore, the Group will continue to remit premiums to and collect reinsurance recoverables from these syndicates of reinsurers as the underlying business runs off.

Effective January 1, 2006, FPIC restructured its property reinsurance agreement covering the first $2,000 of loss from an 80% quota share to a $1,650 excess of $350 excess of loss contract to take advantage of the Group's capital. The restructuring also included the assumption of ceded unearned premium at January 1, 2006 by FPIC from the 2005 property quota share and casualty excess of loss agreements. These assumed premiums were then ceded into the respective 2006 treaties, which due to the reduced ceding rates, resulted in a $5.6 million increase in net written and earned premium for the year ended December 31, 2006. There was no similar impact in 2008 and 2007 relating to this restructuring.

Prior to 2007, some of the Group's reinsurance treaties (primarily FPIC treaties) included provisions that establish minimum and maximum cessions and allow limited participation in the profit of the ceded business. Generally, the Group shares on a limited basis in the profitability through contingent ceding commissions. Exposure to the loss experience is contractually defined at minimum and maximum levels, and the terms of such contracts are fixed at inception. Since estimating the emergence of claims to the applicable reinsurance layers is subject to significant uncertainty, the net amounts that will ultimately be realized may vary significantly from the estimated amounts presented in the Group's results of operations.

During the third quarter of 2006, the Group commuted all reinsurance agreements with Alea North America Insurance Company (Alea). These reinsurance agreements included participation in the property quota share and casualty excess of loss treaties. As a result of the commutation, the Group received a cash payment of $4.5 million, and recorded a pre-tax net loss on commutation of $0.2 million.

During the fourth quarter of 2008, the Group commuted all reinsurance agreements with St Paul Fire and Marine Insurance Company. These reinsurance agreements included participation in the property quota share and casualty excess of loss treaties. As a result of the commutation the Group received a cash payment of $2.5 million, and recorded a pre-tax net gain on commutation of $0.9 million.

The effect of reinsurance on premiums written and earned is as follows:

	2008	2007	2006
Premiums written:			
Direct	$165,377	182,907	185,745
Assumed	1,058	1,383	2,374
Ceded	(19,083)	(24,623)	(42,328)
Net	$147,352	159,667	145,791
Premiums earned:			
Direct	$172,817	176,395	182,633
Assumed	1,233	1,801	2,539
Ceded	(21,473)	(31,521)	(47,499)
Net	$152,577	146,675	137,673

The effect of reinsurance on unearned premiums as of December 31, 2008 and 2007 is as follows:

	2008	2007
Unearned Premiums:		
Direct	$80,048	87,487
Assumed	360	537
Gross	$80,408	88,024

The effect of reinsurance on the liability for losses and loss adjustment expenses, and on losses and loss adjustment expenses incurred is as follows:

	2008	2007
Liability:		
Direct	$297,988	268,438
Assumed	6,012	5,961
Gross	$304,000	274,399

	2008	2007	2006
Losses and loss expenses incurred:			
Direct	$110,150	107,141	115,995
Assumed	1,043	1,185	3,908
Ceded	(15,974)	(17,140)	(32,206)
Net	$ 95,219	91,186	87,697

The Group performs credit reviews of its reinsurers, focusing on financial stability. To the extent that a reinsurer may be unable to pay losses for which it is liable under the terms of a reinsurance agreement, the Group is exposed to the risk of continued liability for such losses.

(7) RETIREMENT PLANS AND DEFERRED COMPENSATION PLAN

The Group maintains a 401(k) qualified retirement savings plan covering substantially all employees. Benefits are based on an employee's annual compensation, with new employees participating after a six-month waiting period. The Group matches a percentage of each employees' pre-tax contribution and also contributes an amount equal to 2% of each employee's annual compensation. Deferral amounts in excess of the qualified plan limitations, as well as Group contributions on such compensation, are funded into nonqualified plans benefiting affected individuals. The cost for these benefits was $628, $510 and $469 for 2008, 2007 and 2006, respectively. In addition, the Group generally makes a discretionary contribution each year, based on Group profitability, to both the qualified 401(k) plan, and, where applicable, to the nonqualified plans. The cost for this portion of the retirement plan was $492, $463 and $389 for 2008, 2007 and 2006, respectively.

The Group has an unfunded noncontributory defined benefit plan for its directors. The plan provides for monthly payments for life upon retirement, with a minimum payment period of ten years. The net periodic benefit cost for this plan amounted to $118, $166, and $145 for 2008, 2007, and 2006 respectively. Assumptions used in estimating the projected benefit obligation of the plan are the discount rate (6.5% in 2008 and 6.3% in 2007) and retirement age (65). Benefit payments for the plan were $34 in 2008, 2007 and 2006. Costs accrued under this plan amounted to $1,315 and $1,301 at December 31, 2008 and 2007, respectively.

The Group also maintains nonqualified deferred compensation plans for its directors and officers. Under the plans, participants may elect to defer receipt of all or a portion of their fees or salary amounts, although there is no match by the Group. Amounts deferred by directors and officers, together with accumulated earnings, are distributed either as a lump sum or in installments over a period of not greater than ten years. Deferred compensation, including accumulated earnings, amounted to $1,505 and $1,438 at December 31, 2008 and 2007, respectively.

The Group has purchased Company-owned life insurance covering key individuals. The Group's cost, net of increases in cash surrender value, for the Company-owned life insurance was $125, $(208) and $(23) for the years ended December 31, 2008, 2007 and 2006, respectively. The cash surrender value of the Company-owned life insurance totaled $1,557 and $1,548 at December 31, 2008 and 2007, respectively, and is included in other assets.

On December 15, 2003, MIG was formed from the conversion of Mercer Mutual Insurance Company from the mutual to the stock form of ownership ("the Conversion"). The Group established an Employee Stock Ownership Plan (ESOP) and issued 626,111 shares to the ESOP at the Conversion offering price. The ESOP signed a promissory note in the amount of $6,261 to purchase the shares, which is due in 10 equal annual installments with interest at 4%. Shares purchased are held in a suspense account for allocation among participating employees as the loan is repaid, and are allocated to participants based on compensation as described in the plan. During 2008, 2007 and 2006, 62,611 shares were allocated to employee participants. Compensation expense equal to the fair value of the shares allocated is recognized ratably over the period that the shares are committed to be allocated to the employees. In 2008, 2007 and 2006 the Group recognized compensation expense of $1,014, $1,175 and $1,253, respectively, related to the ESOP. As of December 31, 2008, the cost of the 250,445 shares issued to the ESOP but not yet allocated to its employee participants is classified within equity as unearned ESOP shares.

(8) FEDERAL INCOME TAXES

The tax effect of temporary differences that give rise to the Group's net deferred tax asset as of December 31 is as follows:

	2008	2007
Net loss reserve discounting	$ 7,170	6,708
Net unearned premiums	5,013	5,397
Compensation and benefits	1,339	1,269
Market discount on investments	220	325
Contingent ceding commission payable	3,115	4,190
Impairment of investments	2,311	102
Other	885	432
Deferred tax assets	20,053	18,423
Deferred policy acquisition costs	6,866	6,980
Unrealized net gain on investments	1,353	2,615
Depreciation	1,043	292
Other	977	866
Deferred tax liabilities	10,239	10,753
Net deferred tax asset	$ 9,814	7,670

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Group will realize the benefits of the deferred tax assets at December 31, 2008 and 2007.

Actual income tax expense differed from expected tax expense, computed by applying the United States federal corporate income tax rate of 34% to income before income taxes, as follows:

	2008	2007	2006
Expected tax expense	$ 3,532	6,796	5,129
Tax-exempt interest	(1,545)	(1,392)	(1,115)
Dividends received deduction	(71)	(65)	(104)
Non-deductible ESOP expense	132	187	213
Non-deductible options expense	68	86	74
Graduated tax rate adjustment	—	190	245
Company-owned life insurance	43	(71)	(8)
Other	(3)	23	15
Income tax expense	$ 2,156	5,754	4,449

The components of the provision for income taxes are as follows:

	2008	2007	2006
Current	$3,063	6,721	8,617
Deferred	(907)	(967)	(4,168)
Income tax expense	$2,156	5,754	4,449

On January 1, 2007, the Group adopted FIN 48. As a result of adoption, the Group recognized a previously unrecognized tax benefit of approximately $0.2 million relating to merger-related expenses for the FPIG acquisition that took place October 1, 2005. The application of FIN 48 for this unrecognized tax benefit resulted in a corresponding reduction to goodwill relating to the FPIG acquisition of $0.2 million. The adoption of FIN 48 did not result in any adjustments to beginning retained earnings, nor have a significant effect on operations, financial condition or liquidity. As of December 31, 2008, the Group has no unrecognized tax benefits. The Group's policy is to account for interest and penalties as a component of other expenses. The Group files income tax returns in the federal jurisdiction and various states.

(9) SEGMENT INFORMATION

The Group markets its products through independent insurance agents, which sell commercial lines of insurance to small to medium-sized businesses and personal lines of insurance to individuals.

The Group manages its business in three segments: commercial lines insurance, personal lines insurance, and investments. The commercial lines insurance and personal lines insurance segments are managed based on underwriting results determined in accordance with U.S. generally accepted accounting principles, and the investment segment is managed based on after-tax investment returns.

Underwriting results for commercial lines and personal lines take into account premiums earned, incurred losses and loss adjustment expenses, and underwriting expenses. The investments segment is evaluated by consideration of net investment income (investment income less investment expenses) and realized gains and losses.

In determining the results of each segment, assets are not allocated to segments and are reviewed in the aggregate for decision-making purposes.

In 2007, the Group evaluated its methodology for allocating costs to its lines of business and adopted changes to such methodology in order to more accurately reflect the allocation of joint costs. This resulted in allocating less joint cost to the personal lines of business and more joint cost to the commercial lines of business, but with no net change in cost allocated to personal lines and commercial lines in the aggregate. Related 2006 amounts have been reclassified to reflect this change in allocation methodology:

Financial data by segment is as follows:

	2008	2007	2006
Revenues:			
Net premiums earned:			
Commercial lines	$132,425	$125,427	$115,461
Personal lines	20,152	21,248	22,212
Total net premiums earned	152,577	146,675	137,673
Net investment income	13,936	13,053	10,070
Net realized investment (losses) gains	(7,072)	24	151
Other	2,021	1,929	2,035
Total revenues	$161,462	$161,681	$149,929
Income before income taxes:			
Underwriting income (loss):			
Commercial lines	$ 4,246	$ 5,964	$ 4,246
Personal lines	(1,423)	234	(60)
Total underwriting income	2,823	6,198	4,186
Net investment income	13,936	13,053	10,070
Net realized investment (losses) gains	(7,072)	24	151
Other	703	714	677
Income before income taxes	$ 10,390	$ 19,989	$ 15,084

(10) STATUTORY FINANCIAL INFORMATION

A reconciliation of the Group's statutory net income and surplus to the Group's net income and stockholders' equity, under U.S. generally accepted accounting principles, is as follows:

	2008	2007	2006
Net income:			
Statutory net income	$ 10,991	12,280	8,173
Deferred policy acquisition costs	(335)	3,820	1,027
Deferred federal income taxes	406	733	4,168
Dividends from affiliates	(3,036)	(2,002)	(1,501)
Parent holding company loss	(585)	(1,226)	(1,816)
Other	793	630	584
GAAP net income	$ 8,234	14,235	10,635
Surplus:			
Statutory surplus	$125,964	126,910	
Deferred policy acquisition costs	20,193	20,528	
Deferred federal income taxes	(1,477)	(3,354)	
Nonadmitted assets	10,354	6,518	
Unrealized gain on fixed-income securities	3,012	2,260	
Holding company	(19,758)	(18,643)	
Other	(1,018)	(813)	
GAAP stockholders' equity	$137,270	133,406	

The Group's insurance companies are required to file statutory financial statements with various state insurance regulatory authorities. Statutory financial statements are prepared in accordance with accounting principles and practices prescribed or permitted by the various states of domicile. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Furthermore, the NAIC adopted the Codification of Statutory Accounting Principles effective January 1, 2001. The codified principles are intended to provide a comprehensive basis of accounting recognized and adhered to in the absence of conflict with, or silence of, state statutes and regulations. The effects of such do not affect financial statements prepared under U.S. generally accepted accounting principles.

The Group's insurance companies are required by law to maintain a certain minimum surplus on a statutory basis, and are subject to risk-based capital requirements and to regulations under which payment of a dividend from statutory surplus may be restricted and may require prior approval of regulatory authorities.

All dividends from MIC to MIG require prior notice to the Pennsylvania Insurance Department. All "extraordinary" dividends require advance approval. A dividend is deemed "extraordinary" if, when aggregated with all other dividends paid within the preceding 12 months, the dividend exceeds the greater of (a) statutory net income (excluding realized capital gains) for the preceding calendar year or (b) 10% of statutory surplus as of the preceding December 31. As of December 31, 2008, the amount available for payment of dividends from MIC in 2009, without the prior approval, is approximately $5.7 million.

All dividends from FPIC to FPIG (wholly owned by MIG) require prior notice to the California Department of Insurance. All "extraordinary" dividends require advance approval. A dividend is deemed "extraordinary" if, when aggregated with all other dividends paid within the preceding 12 months, the dividend exceeds the greater of

(a) statutory net income for the preceding calendar year or (b) 10% of statutory surplus as of the preceding December 31. As of December 31, 2008, the amount available for payment of dividends from FPIC in 2009, without the prior approval, is approximately $6.4 million.

The NAIC has risk-based capital (RBC) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Group's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.

(11) GOODWILL AND INTANGIBLE ASSETS

Intangible assets consist of the following:

	2008	2007
Intangible assets subject to amortization	$ 484	484
Less accumulated amortization	(195)	(122)
Net intangible assets subject to amortization	$ 289	362

Amortization expense for intangible assets subject to amortization was $73 in 2008 and $54 in 2007 and 2006. Estimated amortization expense for 2009 and future years is as follows:

2009	$ 91
2010	69
2011	47
2012	47
2013	35
Thereafter	—
Total estimated amortization	$289

The Group carries goodwill on its balance sheet in connection with the acquisitions of FHC and FPIG. The change in the carrying amount of goodwill for these acquisitions for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Balance beginning of year	$5,416	5,625
Adjustment to goodwill for adoption of FIN 48	—	(209)
Balance end of year	$5,416	5,416

Goodwill was reduced by $209 as a result of the adoption of FIN 48 as of January 1, 2007.

(12) EARNINGS PER SHARE

The computation of basic and diluted earnings per share is as follows:

	Year Ended December 31		
	2008	2007	2006
Numerator for basic and diluted earnings per share:			
Net income	$8,234	$14,235	$10,635
Denominator for basic earnings per share:			
weighted average shares outstanding	6,217	6,144	6,023
Effect of stock incentive plans	127	181	199
Denominator for diluted earnings per share			
weighted average shares outstanding	6,344	6,325	6,222
Basic earnings per share	$ 1.32	$ 2.32	$ 1.77
Diluted earnings per share	$ 1.30	$ 2.25	$ 1.71

The denominator for diluted earnings per share does not include the effect of outstanding stock options that have an anti-dilutive effect. For the years ended December 31, 2008, 2007 and 2006, 115,000, 40,000 and 40,000 stock options, respectively, were considered to be anti-dilutive and were excluded from the earnings per share calculation.

(13) SHARE-BASED COMPENSATION

The Group adopted the Mercer Insurance Group, Inc. 2004 Stock Incentive Plan (the Plan) on June 16, 2004. Awards under the Plan may be made in the form of incentive stock options, nonqualified stock options, restricted stock or any combination to employees and non-employee Directors. At adoption, the Plan initially limited to 250,000 the number of shares that may be awarded as restricted stock, and to 500,000 the number of shares for which incentive stock options may be granted. The total number of shares initially authorized in the Plan was 876,555 shares, with an annual increase equal to 1% of the shares outstanding at the end of each year. As of December 31, 2008, the Plan's authorization has been increased under this feature to 1,141,565 shares. The Plan provides that stock options and restricted stock awards may include vesting restrictions and performance criteria at the discretion of the Compensation Committee of the Board of Directors. The term of options may not exceed ten years for incentive stock options, and ten years and one month for nonqualified stock options, and the option exercise price may not be less than fair market value on the date of grant. All grants made under the Plan employ graded vesting over vesting periods of 3 or 5 years for restricted stock, incentive stock options, and nonqualified stock option grants, and include only service conditions. During 2008 and 2007, the Group made no grants of restricted stock, incentive stock options and non-qualified stock options. During 2006, restricted stock grants of 10,000 shares were made, and there were 26,550 Incentive Stock Options and 13,450 nonqualified options granted. There were 2,500 stock options and 1,000 shares of restricted stock forfeited in 2008.

In determining the charge to the consolidated statement of earnings for 2008, 2007 and 2006, the fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The significant assumptions utilized in applying the Black-Scholes-Merton option pricing model are the risk-free interest rate, expected term, dividend yield, and expected volatility. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model. The expected term of an option award is based on expected experience of the awards. The dividend yield is determined by dividing the per share-dividend by the grant date stock price. The expected volatility is based on the volatility of the Group's stock price over a historical period. The weighted average assumptions used in applying the Black-Scholes-Merton model are shown below (there were no options granted in 2008 and 2007):

	For the Year Ended December 31, 2006
Risk-free interest rate	4.62%
Expected term	6.9 years
Dividend yield	0.77%
Expected volatility	30.94%
Weighted-average fair value of options granted	$ 11.05

Information regarding 2008 stock option activity in the Plan is presented below:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at December 31, 2007	603,200	$ 13.24
Granted — 2008	—	—
Exercised — 2008	—	—
Forfeited — 2008	(2,500)	12.21
Outstanding at December 31, 2008	600,700	$ 13.24
Exercisable at:		
December 31, 2008		545,867 shares
Weighted-average remaining contractual life		5.5 years
Compensation remaining to be recognized for unvested stock options at December 31, 2008 (millions)		$ 0.3
Weighted-average remaining amortization period		1.4 years
Aggregate Intrinsic Value of outstanding options, December 31, 2008 (millions)		$ 0.2
Aggregate Intrinsic Value of exercisable options, December 31, 2008 (millions)		$ 0.2

Information regarding unvested restricted stock activity in the Plan in 2008 is below:

	Number of Shares	Weighted Average Exercise Price per Share
Unvested restricted stock at December 31, 2007	44,584	$ 14.66
Granted — 2008	—	—
Vested — 2008	(20,792)	14.12
Forfeited — 2008	(1,000)	12.21
Unvested restricted stock at December 31, 2008	22,792	$ 15.26
Compensation remaining to be recognized for unvested restricted stock at December 31, 2008 (millions)		$ 0.2
Weighted-average remaining amortization period		0.9 years

Information regarding 2007 stock option activity in the Plan is presented below:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at December 31, 2006	636,700	$ 13.21
Granted — 2007	0	0.00
Exercised — 2007	(14,100)	12.43
Forfeited — 2007	(19,400)	12.85
Outstanding at December 31, 2007	603,200	$ 13.24
Exercisable at:		
December 31, 2007	509,533	$ 12.57
Weighted-average remaining contractual life		6.6 years
Compensation remaining to be recognized for unvested stock options at December 31, 2008 (millions)		$ 0.5
Weighted-average remaining amortization period		2.2 years
Aggregate Intrinsic Value of outstanding options, December 31, 2007 (millions)		$ 3.2
Aggregate Intrinsic Value of exercisable options, December 31, 2007 (millions)		$ 2.8

Information regarding unvested restricted stock activity in the Plan in 2007 is below:

	Number of Shares	Weighted Average Exercise Price per Share
Unvested restricted stock at December 31, 2006	106,334	$ 13.61
Granted — 2007	0	0.00
Vested — 2007	(58,750)	12.89
Forfeited — 2007	(3,000)	12.21
Unvested restricted stock at December 31, 2007	44,584	$ 14.66
Compensation remaining to be recognized for unvested restricted stock at December 31, 2007 (millions)		$ 0.5
Weighted-average remaining amortization period		1.8 years

Information regarding 2006 stock option activity in Mercer Insurance Group's Plan is presented below:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at December 31, 2005	659,200	$ 12.42
Granted — 2006	40,000	25.89
Exercised — 2006	—	—
Forfeited — 2006	(62,500)	13.04
Outstanding at December 31, 2006	636,700	$ 13.21
Exercisable at:		
December 31, 2006	339,533	$ 12.47
Weighted-average remaining contractual life		7.8 years
Compensation remaining to be recognized for unvested stock options at December 31, 2006 (millions)		$ 1.1
Weighted-average remaining amortization period		1.9 years
Aggregate Intrinsic Value of outstanding options, December 31, 2006 (millions)		$ 4.5
Aggregate Intrinsic Value of exercisable options, December 31, 2006 (millions)		$ 2.7

Information regarding unvested restricted stock activity in Mercer Insurance Group's Plan in 2006 is below:

	Number of Shares	Weighted Average Exercise Price per Share
Unvested restricted stock at December 31, 2005	166,417	$ 12.29
Granted — 2006	10,000	26.87
Vested — 2006	(56.083)	12.22
Forfeited — 2006	(14,000)	13.08
Unvested restricted stock at December 31, 2006	106,334	$ 13.61
Compensation remaining to be recognized for unvested restricted stock at December 31, 2006 (millions)		$ 1.1
Weighted-average remaining amortization period		2.0 years

(14) COMMITMENTS AND CONTINGENCIES

The Group becomes involved with certain claims and legal actions arising in the ordinary course of business operations. Such legal actions involve disputes by policyholders relating to claims payments as well as other litigation. In addition, the Group's business practices are regularly subject to review by various state insurance regulatory authorities. These reviews may result in changes or clarifications of the Group's business practices, and may result in fines, penalties or other sanctions. In the opinion of management, while the ultimate outcome of these actions and these regulatory proceedings cannot be determined at this time, they are not expected to result in liability for amounts material to the financial condition, results of operations, or liquidity, of the Group.

As of December 31, 2008, the Group occupied office space and leased equipment and vehicles under various operating leases that have remaining non-cancelable lease terms in excess of one year. A summary of minimum future lease commitments as of December 31, 2008 follows:

	Minimum Requirements
Year ending December 31:	
2009	$422
2010	58
2011	27
2012	13
	$520

Rental expenses were $422, $437, and $474 were incurred for the years ended December 31, 2008, 2007, and 2006, respectively.

The Group leases approximately 25,000 square feet for the its West coast operations in Rocklin, California. The current building lease expires on December 31, 2009, with two five-year options for extension after December 31, 2009. In lieu of remaining in the leased facility, the Gtoup began construction on a new 41,000 square foot building on the 2.9 acres of land it owns adjacent to the leased building. The cost of the project is estimated to be $6.7 million, including improvements and building permits and fees.

The Group's executives are parties to employment agreements with the Group which include customary provisions for severance and change of control.

(15) RETALIATORY TAX REFUND

As previously disclosed in the Group's SEC filings, the Group paid an aggregate of $3.5 million, including accrued interest, to the New Jersey Division of Taxation (the "Division") in retaliatory premium tax for the years 1999-2004. In conjunction with making such payments, the Group filed notices of protest with the Division with respect to the retaliatory tax imposed. The payments were made in response to notices of deficiency issued by the Division to the Group.

Pursuant to the protests, the Group has received $4.3 million in 2007 as a reimbursement of protested payments of retaliatory tax, including accrued interest, previously made by the Group for the periods 1999-2004. The refund has been recorded, after reduction for Federal income tax, in the amount of $2.8 million in the 2007 consolidated statement of earnings, with $2.5 million recorded in the quarter ended June 30, 2007, and $0.3 million recorded in the quarter ended September 30, 2007. The allocation of the refund to pre-tax earnings included an increase to net investment income of $720,000, with $687,000 of that amount recognized in the quarter ended June 30, 2007, and $33,000 recognized in the quarter ended September 30, 2007, for the interest received on the refund, and $3.6 million as a reduction to Other Expense to recognize the recovery of amounts previously charged to Other Expense, with $3.1 million of the amount recognized in the quarter ended June 30, 2007, and $0.5 million recognized in the quarter ended September 30, 2007.

(16) RELATED-PARTY TRANSACTIONS

The Group produces a large percentage of its business through one insurance agent, Davis Insurance Agency (Davis), the owner of which is also a Board member of the Group. In 2008, 2007 and 2006, premiums written through Davis totaled 4%, 4% and 4%, respectively, of the Group's direct written premiums. Commissions paid to Davis were $1,115, $1,177 and $1,187 in 2008, 2007 and 2006, respectively.

Van Rensselaer, Ltd., which is owned by William V.R. Fogler, a director, has provided equities investment management services to the Group since the year 1980. Fees to Van Rensselaer, Ltd. amounted to $124, $128 and $117 in 2008, 2007 and 2006, respectively.

Thomas, Thomas & Hafer of Harrisburg, PA is a law firm the Group uses for claims handling assistance. The brother of the Chief Executive Officer of the Group is a partner of the firm. Fees to Thomas, Thomas & Hafer amounted to $77, $60 and $73 in 2008, 2007 and 2006, respectively.

(17) LINE OF CREDIT

As of December 31, 2008 and 2007, FPIG owed $3,000 under a $7,500 and $5,000 bank line of credit, respectively. The line of credit bears interest at the bank's base rate or an optional rate based on LIBOR. The effective annual interest rate as of December 31, 2008 and 2007 was 3.25% and 7.25%, respectively. The line of credit includes covenants to maintain certain financial requirements including a minimum A.M. Best rating, minimum statutory surplus and a requirement that no more than 50% of allowable dividends be distributed from subsidiaries. The Company was in compliance with all covenants as of December 31, 2008 and 2007.

(18) TRUST PREFERRED SECURITIES

The Group had the following Trust Preferred Securities outstanding as of December 31, 2008:

	Issue Date	Amount	Interest Rate	Maturity Date
Financial Pacific Statutory Trust I	12/4/2002	$ 5,155	LIBOR + 4.00%	12/4/2032
Financial Pacific Statutory Trust II	5/15/2003	3,093	LIBOR + 4.10%	5/15/2033
Financial Pacific Statutory Trust III	9/30/2003	7,740	LIBOR + 4.05%	9/30/2033
Total Trust Preferred Securities		15,988		
Less: Unamortized issuance costs		(412)		
Total		$15,576		

FPIG formed three statutory business trusts for the purpose of issuing Floating Rate Capital Securities (Trust preferred securities) and investing the proceeds thereof in Junior Subordinated Debentures of FPIG. FPIG holds $488 of common stock securities issued to capitalize the Trusts. Trust preferred securities totaling $15,500 were issued to the public.

Financial Pacific Statutory Trust I (Trust I) is a Connecticut statutory business trust. The Trust issued 5,000 shares of the Trust preferred securities at a price of $1 per share for $5,000. The Trust purchased $5,155 in Junior Subordinated Debentures from the Group that mature on December 4, 2032. The annual effective rate of interest at December 31, 2008 is 8.74%.

Financial Pacific Statutory Trust II (Trust II) is a Connecticut statutory business trust. The Trust issued 3,000 shares of the Trust preferred securities at a price of $1 per share for $3,000. The Trust purchased $3,093 in Junior Subordinated Debentures from the Group that mature on May 15, 2033. The annual effective rate of interest at December 31, 2008 is 8.90%.

Financial Pacific Statutory Trust III (Trust III) is a Delaware statutory business trust. The Trust issued 7,500 shares of the Trust preferred securities at a price of $1 per share for $7,500. The Trust purchased $7,740 in

Junior Subordinated Debentures from the Group that mature on September 30, 2033. The annual effective rate of interest at December 31, 2008 is 8.89%.

The Group has the right, at any time, so long as there are no continuing events of default, to defer payments of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters; but not beyond the stated maturity of the Junior Subordinated Debentures. To date no interest has been deferred. FPIG entered into three interest rate swap agreements to economically hedge the floating interest rate on the Junior Subordinated Debentures (note 19).

The Trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption. The Group has the right to redeem the Junior Subordinated Debentures after December 4, 2007 for Trust I, after May 15, 2008 for Trust II and after September 30, 2008 for Trust III. The Group has not exercised these rights as of December 31, 2008.

(19) INTEREST RATE SWAP AGREEMENT FOR VARIABLE-RATE DEBT

The Group had the following interest rate swaps outstanding as of December 31, 2008:

	Effective Date	Notional Amount	Counterparty Pays	Counterparty Receives	Maturity Date
Union Bank of California (Trust I)	12/4/2007	$5,000	3 Month LIBOR	4.7400% fixed	12/4/2012
Union Bank of California (Trust II)	5/15/2008	$3,000	3 Month LIBOR	4.8000% fixed	5/15/2013
Union Bank of California (Trust III)	9/30/2008	$7,500	3 Month LIBOR	4.8400% fixed	9/30/2013

The Group has interest-rate related hedging instruments to manage its exposure on its debt instruments. The type of hedging instruments utilized by the Group are interest rate swap agreements (swaps). Interest differentials to be paid or received because of swap agreements are reflected as an adjustment in the consolidated statement of earnings over the swap period and are recorded as realized gains or losses. By using hedging financial instruments to hedge exposures to changes in interest rates, the Group exposes itself to market risk.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. Credit risk is the failure of the counterparty to perform under the terms of the contract. When the fair value of a contract is positive, the counterparty owes the Group, which creates credit risk for the Group. When the fair value of a contract is negative, the Group owes the counterparty and, therefore, it does not possess credit risk. The Group minimizes the credit risk in hedging instruments by entering into transactions with high-quality counterparties whose credit rating is higher than Aa.

The Group is party to interest rate swap agreements to hedge the floating interest rate on the Junior Subordinated Debentures purchased by Trust I, Trust II and Trust III. The variable-rate debt obligations expose the Group to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed-rate cash flows. Under the terms of the interest rate swaps, the Group makes fixed interest rate payments and receives variable interest rate payments, thereby creating the equivalent of fixed-rate debt.

As of December 31, 2008 and 2007 the Group was party to interest-rate swap agreements with an aggregate notional principal amount of $15,500. For the year ended December 31, 2008 and 2007, the Group recognized the change in the economic value of the interest rate swap agreements which is recognized in the consolidated statement of earnings as a realized loss of $1,500 and $774, respectively. The estimated fair value of the interest-rate swap was a liability of $1,879 and $379 as of December 31, 2008 and 2007, respectively.

(20) FAIR VALUE OF ASSETS AND LIABILITIES

In accordance with SFAS 157, the Group's financial assets and financial liabilities measured at fair value are categorized into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 — Valuations based on unadjusted quoted market prices in active markets for identical assets that the Group has the ability to access. Since the valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant amount or degree of judgment.

- Level 2 — Valuations based on quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

- Level 3 — Valuations that are derived from techniques in which one or more of the significant inputs are unobservable, including broker quotes which are non-binding.

The Group uses quoted values and other data provided by a nationally recognized independent pricing service (pricing service) as inputs into its process for determining fair values of its investments. The pricing service covers over 99% of all asset classes, fixed-income and equity securities, domestic and foreign.

The pricing service obtains market quotations and actual transaction prices for securities that have quoted prices in active markets. Fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis. For these securities, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, the pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios.

Relevant market information, relevant credit information, perceived market movements and sector news is used to evaluate each asset class. The market inputs utilized in the pricing evaluation include but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data and industry and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities additional inputs may be necessary.

The pricing service utilized by the Group has indicated that they will only produce an estimate of fair value if there is objectively verifiable information to produce a valuation. If the pricing service discontinues pricing an investment, the Group would be required to produce an estimate of fair value using some of the same methodologies as the pricing service, but would have to make assumptions for market based inputs that are unavailable due to market conditions.

The Group reviews its securities measured at fair value and discusses the proper classification of such investments with industry contacts and others. A review process is performed on prices received from the pricing service. In addition, a review is performed of the pricing service's processes, practices and inputs, which include any number of financial models, quotes, trades and other market indicators. Pricing of the portfolio is reviewed on a monthly basis and securities with changes in prices exceeding defined tolerances are verified to other sources (e.g. broker, Bloomberg, etc.). Any price challenges resulting from this review are based upon significant supporting documentation which is provided to the pricing service for their review. The Group does not adjust quotes or prices obtained from the pricing service without first going through this process of challenging the price with the pricing service.

The fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for such fixed maturities, other than U.S. Treasury securities, provided by the pricing service are included in the amount disclosed in Level 2 of the hierarchy. The estimated fair values of U.S. Treasury securities are included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices. The Group determined that Level 2 securities would include corporate bonds, mortgage backed securities, municipal bonds, asset-backed securities, certain U.S. government agencies, non-U.S. government securities, certain short-term securities and investments in mutual funds.

Securities are generally assigned to Level 3 in cases where non-binding broker/dealer quotes are significant inputs to the valuation and there is a lack of transparency as to whether these quotes are based on information that is observable in the marketplace. The Group's Level 3 securities consist of four holdings totaling $1.8 million, or less than 0.5% of the Group's total investment portfolio. These four securities were valued primarily through the use of non-binding broker quotes.

Equities that trade on a major exchange are assigned a Level 1. Equities not traded on a major exchange are assigned a Level 2 or 3 based on the criteria and hierarchy described above. Short-term investments such as open ended mutual funds where the fund maintains a constant net asset value of one dollar, money market funds, cash and cash sweep accounts and treasuries bills are classified as Level 1. Level 2 short-term investments include commercial paper and certificates of deposit, for which all inputs are observable.

Included in Level 2, Other Liabilities are interest rate swap agreements which the Group is a party to in order to hedge the floating interest rate on its Trust Preferred Securities, thereby changing the variable rate exposure to a fixed rate exposure for interest on these obligations. The estimated fair value of the interest rate swaps is obtained from the third-party financial institution counterparties.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

	December 31, 2008			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Fixed-income securities, available for sale	$334,087	$ 4,362	$327,958	$1,767
Equity securities	10,203	9,941	216	46
Total assets	$344,290	$14,303	$328,174	$1,813
Other liabilities	$ 1,879	$ —	$ 1,879	$ —
Total liabilities	$ 1,879	$ —	$ 1,879	$ —

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	For the Year Ended December 31, 2008	
	Fixed-income securities, available for sale	Equity securities
	(In thousands)	
Balance, beginning of year	$ 2,399	$ 823
Total net (losses) gains included in net income	(557)	657
Total net gains (losses) included in other comprehensive income	9	(682)
Purchases, sales, issuances and settlements, net	921	(752)
Transfers out of level 3	(1,005)	0
Balance, end of year	$ 1,767	$ 46

For the year ended December 31, 2008, there were no assets or liabilities measured at fair value on a nonrecurring basis.

(21) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Group accepts various forms of collateral for issuance of its surety bonds including cash, irrevocable letters of credit and certificates of deposit. The Group's policy is to record in the accompanying consolidated financial statements only those funds received as cash deposits. The off-balance sheet collateral held by the Group consists solely of irrevocable letters of credit totaling $278 and $478 as of December 31, 2008 and 2007, respectively.

(22) QUARTERLY FINANCIAL DATA (unaudited)

The Group's unaudited quarterly financial information is as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2008	2007	2008	2007(1)	2008	2007(1)	2008	2007
	(Unaudited, in thousands, except per share data)							
Net premiums written	$34,539	$34,801	$43,749	$47,206	$37,575	$41,110	$31,489	$36,549
Net premiums earned	39,077	33,988	38,644	35,076	37,869	37,303	36,987	40,308
Net investment income earned	3,361	2,941	3,343	3,771	3,469	2,880	3,763	3,461
Net realized gains (losses)	(820)	(47)	157	680	(2,281)	(366)	(4,128)	(243)
Net income	2,592	2,553	3,233	5,790	1,780	3,012	629	2,880
Other comprehensive income (loss)	546	224	(3,561)	(2,390)	(3,954)	2,751	4,567	1,496
Comprehensive income (loss)	$ 3,138	$ 2,777	$ (328)	$ 3,400	$(2,174)	$ 5,763	$ 5,196	$ 4,376
Net income per share								
Basic	$ 0.42	$ 0.42	$ 0.52	$ 0.95	$ 0.28	$ 0.49	$ 0.10	$ 0.46
Diluted	$ 0.41	$ 0.41	$ 0.51	$ 0.92	$ 0.28	$ 0.47	$ 0.10	$ 0.45

(1) See note 15

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.***

None.

ITEM 9A. ***CONTROLS AND PROCEDURES.***

(a) Evaluation of Disclosure Controls and Procedures

Mercer Insurance Group, Inc's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Group's disclosure controls and procedures as of December 31, 2008, and based on that evaluation they have concluded that these controls and procedures are effective as of that date.

(b) Changes in Internal Control Over Financial Reporting

There have been no changes in the Group's internal control over financial reporting during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

(c) Management's Annual Report on Internal Control Over Financial Reporting

The management of Mercer Insurance Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Mercer Insurance Group, Inc.'s auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of our internal control over financial reporting. This audit report appears below.

Mercer Insurance Group, Inc.

March 16, 2009

By: /s/ Andrew R. Speaker
Andrew R. Speaker
President and Chief Executive Officer

March 16, 2009

By: /s/ David B. Merclean
David B. Merclean
Senior Vice President of Finance and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mercer Insurance Group, Inc.:

We have audited Mercer Insurance Group. Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mercer Insurance Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing other such procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion Mercer Insurance Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mercer Insurance Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 16, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 16, 2009

ITEM 9B. ***OTHER INFORMATION.***

None.

PART III

ITEM 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.***

The information required by Item 10 is incorporated by reference to Registrant's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2008.

ITEM 11. ***EXECUTIVE COMPENSATION.***

The information required by Item 11 is incorporated by reference to Registrant's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2008.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.***

The information required by Item 12 is incorporated by reference to Registrant's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2008.

ITEM 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.***

The information required by Item 13 is incorporated by reference to Registrant's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2008.

ITEM 14. ***PRINCIPAL ACCOUNTING FEES AND SERVICES.***

The information required by Item 14 is incorporated by reference to Registrant's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2008.

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES.***

(a) (1) The following consolidated financial statements are filed as a part of this report in Item 8.

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2008 and 2007

Consolidated Statements of Earnings for Each of the Years in the Three-year Period Ended December 31, 2008

Consolidated Statements of Stockholders' Equity for Each of the Years in the Three-year Period Ended December 31, 2008

Consolidated Statements of Cash Flows for Each of the Years in the Three-year Period Ended December 31, 2008

Notes to Consolidated Financial Statements

(2) The following consolidated financial statement schedules for the years 2008, 2007 and 2006 are submitted herewith:

Financial Statement Schedules:

Report of Independent Registered Public Accounting Firm

Schedule I. Summary of Investments — Other Than Investments in Related Parties

Schedule II. Condensed Financial Information of Parent Company

Schedule III. Supplementary Insurance Information

Schedule IV. Reinsurance

Schedule V. Allowance for Uncollectible Premiums and other Receivables

Schedule VI. Supplemental Information

Schedule VI. Supplemental Insurance Information Concerning Property and Casualty Subsidiaries

All other schedules are omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

(3) *Exhibits:*

The exhibits required by Item 601 of Regulation SK are listed in the Exhibit Index. Documents not accompanying this report are incorporated by reference as indicated on the Exhibit Index.

EXHIBIT INDEX

Number	Title
3.1	Articles of Incorporation of Mercer Insurance Group, Inc. (incorporated by reference herein to the Company's Pre-effective Amendment No. 3 on Form S-1, SEC File No. 333-104897.)
3.2	Bylaws of Mercer Insurance Group, Inc. (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2003.)
4.1	Form of certificate evidencing shares of common stock of Mercer Insurance Group, Inc. (incorporated by reference herein to the Company's Pre-effective Amendment No. 3 on Form S-1, SEC File No. 333-104897.)
10.1	Mercer Insurance Group, Inc. Employee Stock Ownership Plan (incorporated by reference herein to the Company's Pre-effective Amendment No. 3 on Form S-1, SEC File No. 333-104897.)
10.2	Employment Agreement, dated as of April 1, 2004, among BICUS Services Corporation, Mercer Insurance Company and Andrew R. Speaker (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2003.)
10.3	Employment Agreement, dated as of April 1, 2004, among BICUS Services Corporation, Mercer Insurance Company and Paul D. Ehrhardt (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2003.)
10.4	Amended and Restated Employment Agreement, dated as of March 15, 2007, among BICUS Services Corporation, Mercer Insurance Group, Inc., Mercer Insurance Company and David B. Merclean (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2006.)
10.5	Employment Agreement, dated as of October 1, 2006, among BICUS Services Corporation, Mercer Insurance Group, Inc., Mercer Insurance Company and Paul R. Corkery (incorporated by reference herein to the Company's Quarterly Report on Form 10-Q, SEC File No. 000-25425, for the quarter ended September 30, 2006.)
10.6	Amendment No. 1 to Employment Agreement, dated as of March 15, 2007, among BICUS Services Corporation, Mercer Insurance Group, Inc., Mercer Insurance Company and Paul R. Corkery (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2006.)
10.7	Mercer Mutual Insurance Company Executive Nonqualified 'Excess' Plan dated June 1, 2002 (incorporated by reference herein to the Company's Pre-effective Amendment No. 3 on Form S-1, SEC File No. 333-104897.)
10.8	Mercer Mutual Insurance Company Benefit Agreement dated December 11, 1989, as amended (incorporated by reference herein to the Company's Pre-effective Amendment No. 3 on Form S-1, SEC File No. 333-104897.)
10.9	Mercer Insurance Group, Inc. 2004 Stock Incentive Plan, as amended through January 18, 2006 (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2005.)
10.10	Mercer Insurance Group, Inc. 401(k) Mirror Plan (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2006.)
14.1	Code of Ethics (incorporated by reference herein to the Company's Annual Report on Form 10-K, SEC File No. 000-25425, for the fiscal year ended December 31, 2003.)
23	Consent of independent registered public accounting firm (filed herewith.)
31.1	Certification of Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, (filed herewith)
31.2	Certification of Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002, (filed herewith)
32.1	Certification of Chief Executive Officer in accordance with Section 906 of the Sarbanes-Oxley Act of 2002, (filed herewith)
32.2	Certification of Chief Financial Officer in accordance with Section 906 of the Sarbanes-Oxley Act of 2002, (filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercer Insurance Group, Inc.

March 16, 2009

By: /s/ Andrew R. Speaker
Andrew R. Speaker
President and Chief Executive Officer
and a Director

March 16, 2009

By: /s/ David B. Merclean
David B. Merclean
Senior Vice President of Finance
and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By /s/ Roland D. Boehm Roland D. Boehm	Vice Chairman of the Board of Directors	March 16, 2009
By: /s/ H. Thomas Davis H. Thomas Davis	Director	March 16, 2009
By: /s/ William V. R. Fogler William V. R. Fogler	Director	March 16, 2009
By: /s/ William C. Hart William C. Hart	Director	March 16, 2009
By: /s/ George T. Hornyak, Jr. George T. Hornyak, Jr.	Chairman of the Board of Directors	March 16, 2009
By: /s/ Samuel J. Malizia Samuel J. Malizia	Director	March 16, 2009
By: /s/ Richard U. Niedt Richard U. Niedt	Director	March 16, 2009
By: /s/ Andrew R. Speaker Andrew R. Speaker	President and Chief Executive Officer and a Director	March 16, 2009
By: /s/ Richard G. Van Noy Richard G. Van Noy	Director	March 16, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mercer Insurance Group, Inc. and Subsidiaries:

Under date of March 16, 2009, we reported on the consolidated balance sheets of Mercer Insurance Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in the annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report on Form 10-K. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 16, 2009

Mercer Insurance Group, Inc. and Subsidiaries

Schedule I — Summary of Investments — Other than Investments in Related Parties as of December 31, 2008

Column A	Column B	Column C	Column D
Type of Investment	Cost	Market Value	Balance Sheet
	(Dollars in thousands)		
Fixed maturities:			
Bonds:			
United States Government and government agencies and authorities	$ 84,747	87,975	87,975
States, municipalities and political subdivisions	143,042	145,125	145,125
All Other	103,286	100,987	100,987
Total bonds	331,075	334,087	334,087
Preferred stock	1,368	1,218	1,218
Total fixed maturities	332,443	335,305	335,305
Equity securities:			
Common stocks:			
Banks, trust and insurance companies	1,020	1,185	1,185
Industrial, miscellaneous and all other	6,844	7,800	7,800
Total equity securities	7,864	8,985	8,985
Total investments	$340,307	344,290	344,290

See accompanying report of independent registered public accounting firm.

MERCER INSURANCE GROUP, INC.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

Condensed Balance Sheet
December 31, 2008 and 2007

	2008	2007
	(Dollars in thousands)	
ASSETS		
Investment in common stock of subsidiaries (equity method)	$139,611	$135,083
Investment in preferred stock of subsidiaries (equity method)	2,475	2,475
Cash and cash equivalents	1,644	2,404
Goodwill	1,797	1,797
Deferred tax asset	379	337
Other assets	512	801
Total assets	$146,418	$142,897
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 1	$ 1
Other liabilities	9,147	9,490
Total liabilities	9,148	9,491
Stockholders' Equity:		
Preferred stock, no par value, authorized 5,000,000 shares, no shares issued and outstanding	—	—
Common stock, no par value, authorized 15,000,000 shares, issued 7,074,333 shares and 7,075,333 shares, outstanding 6,801,095 shares and 6,717,693 shares	—	—
Additional paid-in capital	71,369	70,394
Accumulated other comprehensive income:		
Unrealized gains in investments, net of deferred income taxes	2,494	4,896
Retained Earnings	74,138	67,613
Unearned ESOP shares	(2,505)	(3,131)
Treasury stock, 621,773 and 505,814 shares	(8,226)	(6,366)
Total stockholders' equity	137,270	133,406
Total liabilities and stockholders' equity	$146,418	$142,897

See accompanying report of independent registered public accounting firm.

MERCER INSURANCE GROUP, INC.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

Condensed Statement of Earnings
For the Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(In thousands)	
Revenue:			
Investment income, net of expenses	$ 40	81	53
Total revenue	40	81	53
Expenses:			
Other expenses	1,269	1,840	2,602
Total expenses	1,269	1,840	2,602
Loss before tax benefit	(1,229)	(1,759)	(2,549)
Income tax benefit	(258)	(374)	(633)
Loss before equity in income of subsidiaries	(971)	(1,385)	(1,916)
Equity in income of subsidiaries	9,205	15,620	12,551
Net income	$ 8,234	14,235	10,635

See accompanying report of independent registered public accounting firm.

MERCER INSURANCE GROUP, INC.

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

Condensed Statements of Cash Flows
For the Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 8,234	14,235	10,635
Dividends from subsidiaries	2,275	1,500	1,125
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(9,205)	(15,620)	(12,551)
ESOP share commitment	1,014	1,175	1,253
Amortization of restricted stock compensation	547	1,043	1,398
Deferred income tax	(42)	(35)	(169)
Other	(54)	(305)	366
Net cash provided by operating activities	2,769	1,993	2,057
Cash flows from financing activities:			
Tax benefit from stock compensation plans	40	153	129
Dividends to shareholders	(1,709)	(1,251)	(902)
Purchase of treasury stock	(1,860)	(45)	(37)
Net cash used in financing activities	(3,529)	(1,143)	(810)
Net increase (decrease) in cash and cash equivalents	(760)	850	1,247
Cash and cash equivalents at beginning of period	2,404	1,554	307
Cash and cash equivalents at end of period	$ 1,644	2,404	1,554
Cash paid during the year for:			
Interest	$ —	—	—
Income taxes	—	—	—

See accompanying report of independent registered public accounting firm.

Mercer Insurance Group, Inc. and Subsidiaries

Schedule III — Supplementary Insurance Information

Column A	Column B	Column C	Column D	Column E	Column F
Segment	Deferred Policy Acquisition costs	Future Policy Benefits, Losses, Claims, and Loss Expenses	Unearned Premiums	Other Policy Claims and Benefits Payable	Net Premium Earned
		(Dollars in thousands)			
December 31, 2008					
Commercial lines	$17,321	293,612	69,180	—	132,425
Personal lines	2,872	10,388	11,228	—	20,152
Total	$20,193	304,000	80,408	—	152,577
December 31, 2007					
Commercial lines	$17,679	263,571	76,489		125,427
Personal lines	2,849	10,828	11,535	—	21,248
Total	$20,528	274,399	88,024	—	146,675
December 31, 2006					
Commercial lines	$14,075	240,239	69,865		115,461
Personal lines	2,633	10,216	12,065	—	22,211
Total	$16,708	250,455	81,930	—	137,672

	Column G	Column H	Column I	Column J	Column K
	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of DPAC	Other Operating Expenses	Premiums Written
		(Dollars in thousands)			
December 31, 2008					
Commercial lines		81,223	36,073	10,883	127,418
Personal lines		13,996	5,611	1,968	19,934
Total	$13,936	95,219	41,684	12,851	147,352
December 31, 2007					
Commercial lines		76,293	33,267	9,903	139,360
Personal lines		14,893	5,496	625	20,307
Total	$13,053	91,186	38,763	10,528	159,667
December 31, 2006					
Commercial lines		73,529	27,397	10,435	123,829
Personal lines		14,168	5,297	2,807	21,962
Total	$10,070	87,697	32,694	13,242	145,791

See accompanying report of independent registered public accounting firm.

Mercer Insurance Group, Inc. and Subsidiaries

Schedule IV — Reinsurance
For the years ended December 31, 2008, 2007 and 2006

Column A	Column B	Column C	Column D	Column E	Column F
Premiums Earned	Gross Amount	Ceded to Other Companies	Assumed from other Companies	Net Amount	Percentage of Amount Assumed to Net
		(Dollars in thousands)			
For the year ended December 31, 2008	$172,817	21,473	1,233	152,577	0.8%
For the year ended December 31, 2007	$176,395	31,521	1,801	146,675	1.2%
For the year ended December 31, 2006	$182,633	47,499	2,539	137,673	1.8%

See accompanying report of independent registered public accounting firm.

Mercer Insurance Group, Inc. and Subsidiaries

Schedule V — Allowance for Uncollectible Premiums and Other Receivables
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Dollars in thousands)		
Balance, January 1	$ 402	$ 628	$ 401
Additions	287	102	467
Deletions	(279)	(328)	(240)
Balance, December 31	$ 410	$ 402	$ 628

See accompanying report of independent registered public accounting firm.

Mercer Insurance Group, Inc. and Subsidiaries

Schedule VI — Supplemental Information
For the years ended December 31, 2008, 2007 and 2006

Column A	Column B	Column C	Column D	Column E	Column F	Column G
Affiliation with Registrant	Deferred Policy Acquisition Costs	Reserve for Losses and Loss Adj. Expenses	Discount if any Deducted in Column C	Unearned Premiums	Net Earned Premiums	Net Investment Income
			(Dollars in thousands)			
Year ended December 31, 2008	$20,193	304,000	—	80,408	152,577	13,936
Year ended December 31, 2007	$20,528	274,399	—	88,024	146,675	13,053
Year ended December 31, 2006	$16,708	250,455	—	81,930	137,673	10,070

	Column H		Column I	Column J	Column K
	Losses and LAE Incurred				
	Current Year	Prior Year	Amortization of DPAC	Paid Losses and Adjustment Expenses	Net Written Premiums
			(Dollars in thousands)		
Year ended December 31, 2008	$89,088	6,131	41,684	69,274	147,352
Year ended December 31, 2007	$83,015	8,171	38,763	63,691	159,667
Year ended December 31, 2006	$79,275	8,422	32,694	56,110	145,791

See accompanying report of independent registered public accounting firm.

Corporate Information

Corporate Headquarters

The Mercer Insurance Group, Inc.
10 North Highway 31
P.O. Box 278
Pennington, New Jersey 08534
Website: mercerins.com

Annual Meeting

The annual meeting of shareholders of Mercer Insurance Group, Inc. will be held at 10:30 A.M. on Wednesday, April 15, 2009, at the Company's offices, at:

10 North Highway 31
Pennington, New Jersey

Investor Relations

Form 10-K as filed with the Securities and Exchange Commission (SEC) is included as part of this report. Other SEC reports or Company information can be obtained from the Company's website or by contacting:

David B. Merclean
Senior Vice President and
Chief Financial Officer
(800) 223-0534
InvestorRelations@mercerins.com

Common Stock Information

The Company's common stock trades on the Nasdaq National Market under the symbol MIGP

Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
General Information (908) 497-2300

Auditors

KPMG LLP
Philadelphia, Pennsylvania

Counsel

Stevens & Lee
Philadelphia, Pennsylvania

THE **MERCER**
INSURANCE GROUP
10 North Highway 31
P.O. Box 278
Pennington, NJ 08534
www.mercerins.com